    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 3, 1996
                                                       REGISTRATION NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                            SEAGATE TECHNOLOGY, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                         3573                     94-2612933
 (State or other jurisdiction   (Primary Standard Industrial      (I.R.S. Employer
              of                 Classification Code Number)   Identification Number)
incorporation or organization)

                                 920 DISC DRIVE
                        SCOTTS VALLEY, CALIFORNIA 95066
                                 (408) 438-6550
          (Address, including zip code and telephone number, including area code, of Registrant's principal executive offices)
                           --------------------------

                                ALAN F. SHUGART
          PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
                            SEAGATE TECHNOLOGY, INC.
                                 920 DISC DRIVE
                        SCOTTS VALLEY, CALIFORNIA 95066
                                 (408) 438-6550
      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

        LARRY W. SONSINI, ESQ.                 EDMUND M. KAUFMAN, ESQ.
          JOHN V. ROOS, ESQ.                 DANIEL G. CHRISTOPHER, ESQ.
         PAGE MAILLIARD, ESQ.                      Irell & Manella
 Wilson Sonsini Goodrich & Rosati, PC           333 South Hope Street
          650 Page Mill Road                          Suite 3300
     Palo Alto, California 94304            Los Angeles, California 90071
            (415) 493-9300                          (310) 277-1010

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: The proposed sale will take place at the effective time of the merger of a wholly owned subsidiary of Registrant, with and into Arcada Holdings, Inc.
                           --------------------------

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                        PROPOSED MAXIMUM
                                                      PROPOSED MAXIMUM     AGGREGATE
    TITLE OF EACH CLASS OF          AMOUNT TO BE       OFFERING PRICE       OFFERING         AMOUNT OF
  SECURITIES TO BE REGISTERED      REGISTERED (1)      PER SHARE (2)       PRICE (2)      REGISTRATION FEE
Common Stock, $0.01 par value
 per share.....................   1,636,000 shares          N/A            $8,102,000          $2,794

(1) This Registration Statement relates to securities of the Registrant issuable to Arcada Holdings, Inc., a Delaware corporation ("Arcada"), in the proposed acquisition described herein. The amount to be registered is based on 8,098,849 shares of Arcada capital stock outstanding (other than shares held by Conner Peripherals, Inc.) as of December 21, 1995 and approximately 2,490,000 shares of Arcada capital stock subject to options outstanding as of December 21, 1995 and exercisable on or prior to February 28, 1996.
(2) There is no established trading market for the shares of Arcada which are to be converted into shares of Common Stock of the Registrant pursuant to the Merger described herein. In accordance with Rule 457(f)(2) under the Securities Act of 1933, as amended, the Proposed Maximum Aggregate Offering Price has been calculated on the basis of the book value of the Arcada shares on September 30, 1995, the most recent practicable date for determination.
                           --------------------------

    THE REGISTRATION HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            SEAGATE TECHNOLOGY, INC.
              CROSS-REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS
                  OF INFORMATION REQUIRED BY ITEMS OF FORM S-4

  ITEM
   NO.                      FORM S-4 CAPTION                                   PROSPECTUS CAPTION
---------  --------------------------------------------------  --------------------------------------------------
A.  INFORMATION ABOUT THE TRANSACTION
Item  1    Forepart of Registration Statement and Outside
            Front Cover Page of Prospectus...................  Outside Front Cover Page of Prospectus
Item  2    Inside Front and Outside Back Cover Pages of
            Prospectus.......................................  Available Information; Incorporation of Certain
                                                                Documents by Reference; Table of Contents
Item  3    Risk Factors, Ratio of Earnings to Fixed Charges
            and Other Information............................  Summary; Risk Factors; The Merger and Related
                                                                Transactions; Unaudited Pro Forma Combined
                                                                Condensed Financial Statements
Item  4    Terms of the Transaction..........................  Summary; The Merger and Related Transactions;
                                                                Comparison of Rights of Stockholders of Seagate
                                                                and Arcada
Item  5    Pro Forma Financial Information...................  Summary; Unaudited Pro Forma Combined Condensed
                                                                Financial Statements
Item  6    Material Contacts with the Company Being
            Acquired.........................................  Summary; The Merger and Related Transactions
Item  7    Additional Information Required for Reoffering by
            Persons and Parties Deemed to be Underwriters....  Not Applicable
Item  8    Interests of Named Experts and Counsel............  Not Applicable
Item  9    Disclosure of Commission Position on
            Indemnification for Securities Act Liabilities...  Not Applicable

  ITEM
   NO.                      FORM S-4 CAPTION                                   PROSPECTUS CAPTION
---------  --------------------------------------------------  --------------------------------------------------
B.  INFORMATION ABOUT THE REGISTRANT
Item 10    Information with Respect to S-3 Registrants.......  Available Information; Incorporation of Certain
                                                                Documents by Reference; Summary; Unaudited Pro
                                                                Forma Combined Condensed Financial Statements
Item 11    Incorporation of Certain Information by
            Reference........................................  Incorporation of Certain Documents by Reference
Item 12    Information with Respect to S-2 or S-3
            Registrants......................................  Not Applicable
Item 13    Incorporation of Certain Information by
            Reference........................................  Not Applicable
Item 14    Information with Respect to Registrants Other than
            S-3 or S-2 Registrants...........................  Not Applicable

C.  INFORMATION ABOUT THE COMPANY BEING ACQUIRED
Item 15    Information with Respect to S-3 Companies.........  Not Applicable
Item 16    Information with Respect to S-2 or S-3
            Companies........................................  Not Applicable
Item 17    Information with Respect to Companies Other than
            S-3 or S-2 Companies.............................  Available Information; Summary; Selected
                                                                Historical and Pro Forma Financial Data;
                                                                Additional Information Regarding Arcada; Arcada
                                                                Management's Discussion and Analysis of Financial
                                                                Condition and Results of Operations; Unaudited
                                                                Pro Forma Combined Condensed Financial
                                                                Statements; Arcada Consolidated Financial
                                                                Statements

D.  VOTING AND MANAGEMENT INFORMATION
Item 18    Information if Proxies, Consents or Authorizations
            are to be Solicited..............................  Incorporation of Certain Documents by Reference;
                                                                Summary; The Arcada Special Meeting; The Merger
                                                                and Related Transactions; Additional Information
                                                                Regarding Arcada; Stockholder Proposals
Item 19    Information if Proxies, Consents or Authorizations
            are not to be Solicited or in an Exchange
            Offer............................................  Not Applicable

                             ARCADA HOLDINGS, INC.
                          37 SKYLINE DRIVE, SUITE 1101
                            LAKE MARY, FLORIDA 32746

                                JANUARY   , 1996

DEAR STOCKHOLDER:

    You are cordially invited to attend the Special Meeting of Stockholders of Arcada Holdings, Inc. ("Arcada") to be held at [10:00 a.]m. Pacific Standard
Time, on February   , 1996, at                         .

    At this meeting, you will be asked to consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of December 21, 1995 (the "Reorganization Agreement"), among Arcada, Seagate Technology, Inc. ("Seagate"), and Kevin H. Azzouz (the President, a director and a significant stockholder of Arcada), the related Agreement of Merger (the "Merger Agreement," and collectively with the Reorganization Agreement, the "Merger Agreements") between Arcada and a newly-formed, wholly-owned subsidiary of Seagate ("Sub"), and the merger (the "Merger") of Sub with and into Arcada pursuant to the Merger Agreement. As a result of the Merger, holders of Arcada capital stock other than Conner Peripherals, Inc. will receive 0.1545 (the "Exchange Ratio") shares of Seagate common stock for each share of their Arcada capital stock, and Arcada will become a wholly-owned subsidiary of Seagate. In addition, concurrently with the Merger, each outstanding option to purchase Arcada capital stock will be converted into an option to acquire such number of shares of Seagate common stock as the holder would have been entitled to receive had such holder exercised such option in full immediately prior to the effective time of the Merger, at an exercise price per share equal to the aggregate exercise price per share for the shares of Arcada capital stock otherwise purchasable pursuant to such option immediately prior to the effective time of the Merger, divided by the number of full shares of Seagate common stock deemed purchasable pursuant to such option, with such exercise price rounded up to the nearest whole cent. Based on the last reported sale price of Seagate common stock on the New York Stock Exchange on January , 1996, the Exchange Ratio would result in a per
share purchase price for  Arcada capital stock of  $        .  If the Merger  is
completed, Arcada stockholders would no longer hold any interest in Arcada following the Merger other than through their interest in shares of Seagate common stock. Consummation of the Merger is conditioned upon, among other things, approval by holders of a majority of the outstanding shares of Arcada capital stock.

    THE ARCADA BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE MERGER AGREEMENTS AND APPROVAL OF THE MERGER.

    Details of the proposed Merger and other important information concerning Seagate and Arcada appear in the accompanying Proxy Statement/Prospectus. Please give this material your careful attention. In addition, since the Merger is also conditioned upon the consummation of the merger of Conner Peripherals, Inc., a Delaware corporation and the majority stockholder of Arcada ("Conner"), with another newly-formed subsidiary of Seagate, we have also enclosed the Joint Proxy Statement/ Prospectus of Seagate and Conner, which should also be given your careful attention.

    Whether or not you plan to attend the Special Meeting, please complete, sign and date the accompanying proxy card and return it in the enclosed prepaid envelope. You may revoke your proxy in the manner described in the accompanying Proxy Statement/Prospectus at any time before it has been voted at the Special Meeting. If you attend the Special Meeting, you may vote in person even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

                                          Sincerely,

                                          Kevin H. Azzouz
                                          PRESIDENT

                             ARCADA HOLDINGS, INC.
                               ------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                             ---------------------

                                JANUARY   , 1996

TO THE STOCKHOLDERS OF ARCADA HOLDINGS, INC.

    NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Arcada Holdings, Inc., a Delaware corporation ("Arcada"), will be held at [10:00 a.]m.,
Pacific Standard Time on February    , 1996, at                            ,  to
consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of December 21, 1995 (the "Reorganization Agreement"), among Arcada, Seagate Technology, Inc. ("Seagate"), and Kevin H. Azzouz (the President, a director and a significant stockholder of Arcada), the related Agreement of Merger (the "Merger Agreement") between Arcada and a newly-formed wholly-owned subsidiary of Seagate ("Sub"), and the merger (the "Merger") of Sub with and into Arcada pursuant to the Merger Agreement. As a result of the Merger, Arcada stockholders other than Conner Peripherals, Inc. will receive
0.1545 (the "Exchange Ratio") shares of Seagate common stock for each share of their Arcada capital stock, and Arcada will become a wholly-owned subsidiary of Seagate. In addition, concurrently with the Merger, each outstanding option to purchase Arcada capital stock will be converted into an option to acquire such number of shares of Seagate common stock as the holder would have been entitled to receive had such holder exercised such option in full immediately prior to the effective time of the Merger, at an exercise price per share equal to the aggregate exercise price per share for the shares of Arcada capital stock otherwise purchasable pursuant to such option immediately prior to the effective time of the Merger, divided by the number of full shares of Seagate Common Stock deemed purchasable pursuant to such option, with such exercise price rounded up to the nearest whole cent.

    Only  stockholders of record at  the close of business on  January   , 1996,
are entitled to notice of and to vote at the Special Meeting.

    All stockholders are cordially invited to attend the meeting in person. However, to ensure your representation at the meeting, you are urged to complete, sign, date and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose. YOU MAY REVOKE YOUR PROXY IN THE MANNER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS AT ANY TIME BEFORE IT HAS BEEN VOTED AT THE SPECIAL MEETING. ANY STOCKHOLDER ATTENDING THE SPECIAL MEETING MAY VOTE IN PERSON EVEN IF SUCH STOCKHOLDER HAS RETURNED A PROXY. EXECUTED BUT UNMARKED PROXIES WILL BE VOTED FOR APPROVAL OF THE REORGANIZATION AGREEMENT, THE MERGER AGREEMENT AND THE MERGER.

              STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES
                            WITH THEIR PROXY CARDS.

                                          Sincerely,

                                          Kevin H. Azzouz
                                          PRESIDENT

Lake Mary, Florida
January   , 1996

                    PROXY STATEMENT OF ARCADA HOLDINGS, INC.

                             ---------------------

                     PROSPECTUS OF SEAGATE TECHNOLOGY, INC.

                             ---------------------

    This Proxy Statement/Prospectus is being furnished to the stockholders of Arcada Holdings, Inc., a Delaware corporation ("Arcada"), in connection with the solicitation of proxies by the Arcada Board of Directors for use at the Special Meeting of Arcada stockholders (the "Special Meeting") to be held at [10:00
a].m., Pacific Standard time, on          , February   , 1996, at
            , and at any adjournments or postponements of the Special Meeting. At the Special Meeting, holders of Common Stock of Arcada, $.001 par value ("Arcada Common Stock"), Series A Preferred Stock of Arcada, $.001 par value ("Arcada Series A Preferred Stock"), and Series B Preferred Stock of Arcada, $.001 par value ("Arcada Series B Preferred Stock," and collectively with the Arcada Series A Preferred Stock, "Arcada Preferred Stock") (Arcada Common Stock and Arcada Preferred Stock are hereinafter collectively referred to as "Arcada Capital Stock") will be asked to consider and vote upon a proposal to approve and adopt the terms of the Agreement and Plan of Reorganization dated as of December 21, 1995 (the "Reorganization Agreement") entered into by and between Seagate Technology, Inc., a Delaware corporation ("Seagate"), Arcada and Kevin
H. Azzouz ("Azzouz"), and a related Agreement of Merger between a newly-formed, wholly-owned subsidiary of Seagate ("Sub") and Arcada (the "Merger Agreement," and, collectively with the Reorganization Agreement, the "Merger Agreements"). Pursuant to the Merger Agreements, among other things, Arcada would be acquired by Seagate by means of the merger of Sub with and into Arcada, with Arcada being the surviving corporation and becoming an indirect wholly-owned subsidiary of Seagate (the "Merger").

    This Proxy Statement/Prospectus constitutes the prospectus of Seagate for use in connection with the offer and issuance of shares of Common Stock of Seagate, $.01 par value per share ("Seagate Common Stock"), pursuant to the Merger. Upon the effectiveness of the Merger, each outstanding share of Arcada Capital Stock (other than treasury shares and all shares (excluding 2,087,500 shares subject to the Conner Arcada Options (as defined below)) held directly or indirectly by Conner Peripherals, Inc., a Delaware corporation and the holder of a majority of the outstanding shares of Arcada Capital Stock ("Conner")) will be converted into the right to receive 0.1545 (the "Exchange Ratio") of a share of Seagate Common Stock. In addition, as a result of the Merger, each outstanding option to purchase Arcada Common Stock (an "Arcada Option"), other than the Conner Arcada Options, will be assumed by Seagate and converted into an option to acquire such number of shares of Seagate Common Stock as the holder would have been entitled to receive had such holder exercised such Arcada Option in full immediately prior to the effective time of the Merger, at an exercise price per share equal to the aggregate exercise price for the shares of Arcada Common Stock otherwise purchasable pursuant to such option immediately prior to the effective time of the Merger divided by the number of full shares of Seagate Common Stock deemed purchasable pursuant to such Arcada Option, with such exercise price rounded up to the nearest whole cent. In addition to the outstanding Arcada Options, there are outstanding options (the "Conner Arcada Options") granted by Conner to purchase an aggregate of 2,087,500 shares of Arcada Common Stock issuable to Conner upon conversion of the Arcada Series A Preferred Stock held by Conner. Coincident with the Merger, with the consent of the holder of any outstanding Conner Arcada Option such Conner Arcada Option will be converted into an option to acquire such number of shares of Seagate Common Stock as the holder would have been entitled to receive had such holder exercised such Conner Arcada Option in full immediately prior to the effective time of the Merger, at an exercise price per share equal to the aggregate exercise price for the shares of Arcada Common Stock otherwise purchasable pursuant to such option immediately prior to the effective time of the Merger divided by the number of full shares of Seagate Common Stock deemed purchasable pursuant to such Conner Arcada Option, with such exercise price rounded up to the nearest whole cent. In addition, if the Seagate/Conner Merger (as defined below) is consummated and the Merger Agreements are terminated, with the consent of the holder of any outstanding Conner Arcada Option such Conner Arcada Option will be assumed by Seagate and similarly will become exercisable for Seagate Common Stock.

        THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS JANUARY   , 1996.

    In October 1995, Seagate and Conner entered into an Agreement and Plan of Reorganization pursuant to which, among other things, Conner would be combined with Seagate by means of the merger of a newly-formed, wholly-owned subsidiary of Seagate with and into Conner, with Conner being the surviving corporation and becoming a wholly-owned subsidiary of Seagate and each outstanding share of Common Stock of Conner, $.001 par value per share, being converted into the right to receive 0.442 of a share of Seagate Common Stock (the "Seagate/Conner Merger"). It is a condition to the obligations of Seagate, Arcada and Azzouz to consummate the Merger that the Seagate/Conner Merger shall have been consummated. If the Seagate/Conner Merger is not consummated, the Merger will not be consummated. Based upon the number of shares of Seagate Common Stock and Common Stock of Conner, $.001 par value per share, outstanding at December 15, 1995, an aggregate of approximately 24,202,875 shares of Seagate Common Stock would be issued in connection with the Seagate/Conner Merger. Enclosed for your information in a copy of the Joint Proxy Statement/ Prospectus relating to the Seagate/Conner Merger.

    Based upon the number of shares of Seagate Common Stock and Arcada Capital Stock outstanding at December 21, 1995, an aggregate of approximately 1,251,303 shares of Seagate Common Stock would be issued in connection with the Merger, representing approximately 1.3% of the total number of shares of Seagate Common Stock outstanding after giving effect to such issuance and after giving effect to the issuance of approximately 24,202,875 shares to the stockholders of Conner in the Seagate/ Conner Merger. Based upon the number of Arcada Options and Conner Arcada Options outstanding at December 21, 1995, an additional 935,247 shares of Seagate Common Stock would be reserved for issuance to holders of such Arcada Options and Conner Arcada Options.

    The outstanding shares of Seagate Common Stock are listed on the New York Stock Exchange (the "NYSE") under the symbol "SEG," and it is a condition to the obligations of Arcada and Azzouz to consummate the Merger that the shares of Seagate Common Stock to be issued in the Merger be approved for listing on the NYSE, upon official notice of issuance. The last reported sale price of Seagate
Common Stock on the NYSE composite  tape on January    , 1996 was $          per
share.  Based on such last reported sale  price, the Exchange Ratio would result
in a per share purchase price for the Arcada Capital Stock of $        . Because
the Exchange Ratio is fixed, a change in the market price of Seagate Common Stock before the Merger will affect the dollar market value of the Seagate Common Stock to be received by the stockholders of Arcada in the Merger.

    This Proxy Statement/Prospectus does not cover resales of Seagate Common Stock received by stockholders of Arcada in the Merger, and no person is authorized to make use of this Proxy Statement/Prospectus in connection with any such resale.

    This Proxy Statement/Prospectus and the  accompanying Proxy Cards are  first
being mailed to stockholders of Arcada on or about January   , 1996.

    THE SHARES OF SEAGATE COMMON STOCK TO BE ISSUED IN THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THE  ABOVE  MATTERS  ARE  DISCUSSED  IN  DETAIL  IN  THIS  PROXY  STATEMENT/
PROSPECTUS. THE PROPOSED MERGER IS A COMPLEX TRANSACTION. STOCKHOLDERS ARE STRONGLY URGED TO READ AND CONSIDER CAREFULLY THIS PROXY STATEMENT/ PROSPECTUS AND THE JOINT PROXY STATEMENT/PROSPECTUS RELATING TO THE SEAGATE/ CONNER MERGER IN THEIR ENTIRETY, PARTICULARLY THE MATTERS REFERRED TO ON PAGE 26 HEREIN UNDER "RISK FACTORS."

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
AVAILABLE INFORMATION......................................................................................           5
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................................................           6
SUMMARY....................................................................................................           7
  The Companies............................................................................................           7
  The Proposed Merger......................................................................................           9
  Special Meeting of Arcada Stockholders...................................................................          10
  Recommendation of the Arcada Board of Directors..........................................................          10
  The Seagate/Conner Merger................................................................................          11
  The Merger and Related Transactions......................................................................          11
  Market and Price Data for the Seagate and Arcada Common Stock............................................          16
SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA...........................................................          18
COMPARATIVE PER SHARE DATA.................................................................................          23
RISK FACTORS...............................................................................................          26
  Risks Related to the Merger and the Seagate/Conner Merger................................................          26
  Risks Related to the Business and Operations of Seagate..................................................          27
  Risks Related to the Business and Operations of Arcada...................................................          34
THE ARCADA SPECIAL MEETING.................................................................................          38
  General..................................................................................................          38
  Record Date and Outstanding Shares.......................................................................          38
  Voting of Proxies........................................................................................          38
  Vote Required............................................................................................          39
  Abstentions..............................................................................................          39
  Solicitation of Proxies and Expenses.....................................................................          39
THE MERGER AND RELATED TRANSACTIONS........................................................................          40
  General..................................................................................................          40
  Background of the Merger.................................................................................          42
  Reasons for the Merger...................................................................................          42
  Arcada Board Recommendation..............................................................................          44
  Interests of Certain Persons in the Merger...............................................................          44
  Representations and Warranties; Covenants................................................................          46
  Azzouz Noncompetition Agreement..........................................................................          47
  Conditions to Consummation of the Merger.................................................................          48
  The Seagate/Conner Merger................................................................................          48
  Regulatory Approvals Required............................................................................          50
  Termination of Stockholders' Rights Agreement............................................................          50
  Limitation on Negotiations...............................................................................          50
  Termination, Amendment and Waiver........................................................................          50
  Certain Federal Income Tax Matters.......................................................................          51
  Accounting Treatment.....................................................................................          53
  Restrictions on Resale of Seagate Common Stock...........................................................          53
  Dissenters' Appraisal Rights.............................................................................          53
  Stock Exchange Listing of Seagate Common Stock...........................................................          56
  Expenses.................................................................................................          56
  Surrender of Certificates Representing Arcada Capital Stock..............................................          56
ADDITIONAL INFORMATION REGARDING ARCADA....................................................................          57
  Business of Arcada.......................................................................................          57
  Principal Stockholders of Arcada.........................................................................          60

                                                                                                                PAGE
                                                                                                                -----
  Stockholders' and Registration Rights Agreement..........................................................          62
ARCADA MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS...............          64
  Overview.................................................................................................          64
  Results of Operations....................................................................................          64
  Litigation...............................................................................................          68
  Liquidity and Capital Resources..........................................................................          68
  Recent Pronouncements....................................................................................          69
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS................................................          70
DISCUSSION AND ANALYSIS OF PRO FORMA INFORMATION...........................................................          78
COMPARISON OF RIGHTS OF STOCKHOLDERS OF SEAGATE AND ARCADA.................................................          79
  Stockholder Meetings.....................................................................................          79
  Stockholder Action by Written Consent....................................................................          79
  Director Nominations.....................................................................................          79
  Stockholder Proposals....................................................................................          79
  Indemnification..........................................................................................          80
  Election of Directors....................................................................................          80
  Comparison of the Rights of Holders of Arcada Preferred Stock and Seagate Common Stock...................          80
DESCRIPTION OF SEAGATE CAPITAL STOCK.......................................................................          81
  Common Stock.............................................................................................          81
  Preferred Stock..........................................................................................          82
  Delaware General Corporation Law Section 203.............................................................          82
STOCKHOLDER PROPOSALS......................................................................................          82
ADJOURNMENT OF THE SPECIAL MEETING.........................................................................          82
EXPERTS....................................................................................................          82
LEGAL MATTERS..............................................................................................          83
ARCADA CONSOLIDATED FINANCIAL STATEMENTS...................................................................         F-1
Appendix A -- Agreement and Plan of Reorganization
Appendix B -- Agreement of Merger
Appendix C -- Delaware General Corporation Law Section 262

    NO PERSON HAS BEEN AUTHORIZED BY SEAGATE OR ARCADA TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SEAGATE OR ARCADA. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS OR A SOLICITATION OF A PROXY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT WOULD BE UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

    NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS PROXY STATEMENT/PROSPECTUS RELATES SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION CONTAINED HEREIN SINCE THE DATE HEREOF.

                             AVAILABLE INFORMATION

    Seagate is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These materials can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of these materials can also be obtained from the Commission at prescribed rates by writing to the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy or information statements and other information concerning Seagate can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

    Under the rules and regulations of the Commission, the solicitation of proxies from stockholders of Arcada to approve and adopt the Merger Agreements constitutes an offering of the Seagate Common Stock to be issued in connection with the Merger. Accordingly, Seagate has filed with the Commission a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to such offering (the "Registration Statement"). This Proxy Statement/Prospectus constitutes the prospectus of Seagate that is filed as part of the Registration Statement. Other parts of the Registration Statement are omitted from this Proxy Statement/Prospectus in accordance with the rules and regulations of the Commission. Copies of the Registration Statement, including the exhibits to the Registration Statement and other material that is not included herein, may be inspected, without charge, at the offices of the Commission referred to above, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

    Statements made in this Proxy Statement/Prospectus concerning the contents of any contract or other documents are not necessarily complete. With respect to each contract or other document filed as an exhibit to the Registration
Statement, reference is hereby made to that exhibit for a more complete description of the matter involved, and each such statement is hereby qualified in its entirety by such reference.

    ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS RELATING TO SEAGATE AND ITS AFFILIATES HAS BEEN SUPPLIED BY SEAGATE, AND ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS RELATING TO ARCADA AND ITS AFFILIATES HAS BEEN SUPPLIED BY ARCADA.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THERE WILL BE PROVIDED WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A PROXY
STATEMENT/PROSPECTUS IS DELIVERED, UPON ORAL OR WRITTEN REQUEST OF ANY SUCH PERSON, A COPY OF ALL DOCUMENTS INCORPORATED BY REFERENCE HEREIN (EXCLUDING EXHIBITS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN). REQUESTS SHOULD BE DIRECTED TO SEAGATE TECHNOLOGY, INC., INVESTOR RELATIONS, 920 DISC DRIVE, SCOTTS VALLEY, CA 95066 (TELEPHONE (408) 439-2371). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE SPECIAL MEETING TO WHICH THIS PROXY STATEMENT/PROSPECTUS RELATES, ANY SUCH REQUEST
SHOULD BE MADE BY FEBRUARY   , 1996.

    Seagate incorporates herein by reference Seagate's Annual Report on Form 10-K for the fiscal year ended June 30, 1995, Seagate's Quarterly Report on Form 10-Q for the quarter ended September 29, 1995 and the description of Seagate's Common Stock set forth in Seagate's Registration Statement on Form 8-A/A dated December 2, 1994. Seagate's Commission file number is 0-10630.

    Incorporated by reference herein are Conner Peripherals, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as amended by the Form 10-K/A filed on November 14, 1995, and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1995, June 30, 1995 and September 30, 1995. Conner Peripherals, Inc.'s Commission file number is 0-10639.

    All reports and definitive proxy or information statements filed by Seagate pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement/ Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference into this Proxy Statement/Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

                                    SUMMARY

    THE FOLLOWING IS A BRIEF SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS. THE SUMMARY DOES NOT CONTAIN A COMPLETE DESCRIPTION OF THE AGREEMENT AND PLAN OF REORGANIZATION DATED AS OF DECEMBER 21, 1995, ENTERED INTO BY AND AMONG SEAGATE TECHNOLOGY, INC., A DELAWARE CORPORATION ("SEAGATE"), ARCADA HOLDINGS, INC., A DELAWARE CORPORATION ("ARCADA"), AND KEVIN
H. AZZOUZ ("AZZOUZ"), A COPY OF WHICH IS ATTACHED HERETO AS APPENDIX A (THE "REORGANIZATION AGREEMENT"), THE RELATED AGREEMENT OF MERGER BETWEEN A NEWLY-FORMED, WHOLLY-OWNED SUBSIDIARY OF SEAGATE ("SUB") AND ARCADA, A COPY OF THE FORM OF WHICH IS ATTACHED HERETO AS APPENDIX B (THE "MERGER AGREEMENT," AND, COLLECTIVELY WITH THE REORGANIZATION AGREEMENT, THE "MERGER AGREEMENTS"), OR THE MERGER OF SUB WITH AND INTO ARCADA (THE "MERGER"). THE SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THIS PROXY STATEMENT/PROSPECTUS, THE ATTACHED APPENDICES AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. THE ARCADA STOCKHOLDERS ARE URGED TO READ CAREFULLY THIS PROXY STATEMENT/PROSPECTUS AND THE ATTACHED APPENDICES IN THEIR ENTIRETY.

THE COMPANIES

    SEAGATE. Seagate designs, manufactures and markets a broad line of rigid magnetic disc drives for use in computer systems ranging from notebook computers and desktop personal computers to workstations and supercomputers as well as in multimedia applications such as digital video and video-on-demand. Seagate's products include approximately 100 rigid disc drive models with form factors from 2.5 to 5.25 inches and capacities from 300 megabytes to 9 gigabytes. Seagate sells its products to original equipment manufacturers ("OEMs") for inclusion in their computer systems or subsystems, and to distributors, resellers and dealers. Seagate has pursued a strategy of vertical integration and accordingly designs and manufactures rigid disc drive components including recording heads, discs, substrates and motors. Seagate also assembles certain of the key subassemblies for use in its products including printed circuit board and head stack assemblies. Seagate's products are currently manufactured primarily in the Far East with limited production in the United States.

    In addition to pursuing its core rigid disc drive business, Seagate has broadened its business strategy as a data technology company to more fully address the markets for storage, retrieval and management of data. In this regard, Seagate has invested in, and continues to investigate opportunities to invest in, software activities. Seagate anticipates that users of computer systems will increasingly rely upon client/server network computing environments and believes that as this reliance increases, users will demand software that more efficiently and securely manages and provides access to data across computer networked environments. As a result, Seagate is broadening its core competencies to include software products to meet these requirements. In addition, Seagate has implemented a strategy to establish itself as a leading supplier of selected magnetic recording components, including thin-film heads, to other manufacturers. Finally, Seagate's broadened strategy includes expanding its traditional rigid disc drive business to include other forms of data storage and retrieval, such as flash memory, where Seagate has made a significant investment in SanDisk Corporation (formerly SunDisk Corporation), a flash memory company.

    In October 1995, Seagate and Conner Peripherals, Inc., a Delaware corporation ("Conner") entered into an Agreement and Plan of Reorganization (the "Seagate/Conner Reorganization Agreement") pursuant to which, among other things, Conner would be combined with Seagate by means of a merger of a newly-formed, wholly-owned subsidiary of Seagate with and into Conner, with Conner being the surviving corporation and becoming a wholly-owned subsidiary of Seagate, and each outstanding share of Common Stock of Conner, $.001 par value per share, being converted into a right to receive 0.442 of a share of Seagate Common Stock (the "Seagate/Conner Merger"). See "The Merger and Related Transactions -- The Seagate/Conner Merger." Conner designs, builds and sells information storage solutions products, including a large selection of hard disc drives, tape drives, storage management software and integrated storage systems for a wide range of computer applications. Conner's hard disc drive products include 2.5 inch and 3.5 inch disc drives which offer storage capacities ranging from 210 megabytes to over 4 gigabytes of formatted capacity. Conner also designs and sells tape drive products which are peripheral hardware devices that store or protect large volumes of data through the use of tape stored on small cartridges used singly or, in the case of Digital Audio Tape, in multiple autoloader applications. Conner storage systems integrate hardware and software solutions to allow consumers to meet the demanding requirements of the current mixed network environments. Conner sells its hard disc drive, tape drive, software and storage systems products principally to OEMs through a direct sales force and to non-OEM purchasers such as distributors. Conner also owns approximately 79% of the outstanding equity of Arcada.

    Seagate's predecessor was incorporated in California in 1978. In February 1987, Seagate was reincorporated under the laws of Delaware. Unless otherwise indicated, "Seagate" refers to Seagate and its wholly-owned subsidiaries. Seagate's principal executive offices are located at 920 Disc Drive, Scotts Valley, California 95066, and its telephone number at that location is (408) 438-6550.

    ARCADA. Arcada develops, markets and supports data protection and storage management software products that operate across multiple desktop and client/server environments, including those of Microsoft, Novell and IBM. Arcada develops, markets and supports a wide range of backup software products and utilities, including utilities in Windows NT and DOS and Windows backup utilities in MS-DOS 6.0 for Microsoft, PMTape and EZTape/Dual-Stor products for IBM and both the DOS and Windows versions of "The Norton Backup" for Symantec Corporation. In addition, Arcada develops, markets and supports backup utilities for products marketed by Conner or Archive Corporation under the names of
MaynStream, QICStream and EZTape. Arcada currently markets its products worldwide under the Arcada Backup, Backup Exec and Storage Exec brand names to OEMs, commercial distributors, systems integrators, value added resellers, retailers and large corporate end users. Leading tape drive manufacturers, operating system developers and network server, controller and software providers are also included in Arcada's customer base.

    Arcada's operations and product development are conducted primarily in the United States in California, Florida and Massachusetts. A sales office in the United Kingdom was established late in 1994 primarily to conduct the European sales activities. Arcada anticipates that an additional European sales office will be established in France in early 1996 and another such office will be established in Germany later in 1996. See "Additional Information Regarding Arcada -- Business of Arcada."

    Arcada was incorporated in Delaware in November 1993, as a wholly-owned subsidiary of Conner, to operate Conner's software business which had previously been operated under Conner's "Conner Software" division and which Conner had previously acquired from Archive Corporation. Shortly, thereafter, Arcada also acquired the business of Quest Development Corporation ("Quest"). Unless otherwise indicated, "Arcada" refers to Arcada, its wholly-owned subsidiary Arcada Software, Inc., a Delaware corporation ("Arcada Software") and Arcada Software's subsidiary. Arcada's principal executive offices are located at 37 Skyline Drive, Suite 1101, Lake Mary, Florida 32746, telephone number (407) 333-7500.

    SUB. Sub, a Delaware corporation, is a newly-formed, wholly-owned subsidiary of Seagate formed solely for the purposes of the Merger. Subsequent to the Seagate/Conner Merger, Seagate will contribute the capital stock of Sub to Conner such that Sub will become a wholly-owned subsidiary of Conner prior to the Merger. Other than in connection with the proposed Merger, Sub has no material assets or liabilities and has not engaged in any activities. Sub's principal executive offices are located at 920 Disc Drive, Scotts Valley, California 95066, and its telephone number at that location is (408) 438-6550.

THE PROPOSED MERGER

    The Merger Agreements provide for the merger of a newly-formed, wholly-owned subsidiary of Seagate with and into Arcada, with Arcada being the surviving corporation of the Merger and becoming an indirect wholly-owned subsidiary of Seagate. The Merger will become effective upon the filing of the properly executed Merger Agreement with the Secretary of State of the State of Delaware (the "Effective Time"). Upon consummation of the Merger, each then outstanding share of Common Stock of Arcada, $.001 par value ("Arcada Common Stock"), Series A Preferred Stock of Arcada, $.001 par value ("Arcada Series A Preferred Stock"), and Series B Preferred Stock of Arcada, $.001 par value ("Arcada Series B Preferred Stock," and collectively with the Arcada Series A Preferred Stock, "Arcada Preferred Stock") (Arcada Common Stock and Arcada Preferred Stock are hereinafter collectively referred to as "Arcada Capital Stock") other than shares held by Conner will automatically be converted into 0.1545 (the "Exchange Ratio") of a share of Common Stock of Seagate, $.01 par value per share ("Seagate Common Stock"). Cash will be paid in lieu of fractional shares. If the Merger is consummated, Arcada stockholders other than Conner will no longer hold any interest in Arcada other than through their interest in shares of Seagate Common Stock. In addition, each outstanding option issued by Arcada to purchase Arcada Common Stock (an "Arcada Option") will be assumed by Seagate and converted into an option to acquire such number of shares of Seagate Common Stock as the holder would have been entitled to receive had such holder exercised such Arcada Option in full immediately prior to the Effective Time, at an exercise price per share equal to the aggregate exercise price for the shares of Arcada Common Stock otherwise purchasable pursuant to such option immediately prior to the Effective Time divided by the number of full shares of Seagate Common Stock deemed purchasable pursuant to such Arcada Option, with such exercise price rounded up to the nearest whole cent. In addition to the outstanding Arcada Options, there are outstanding options ("Conner Arcada Options") granted by Conner to purchase an aggregate of 2,087,500 shares of Arcada Common Stock issuable upon conversion of the Arcada Series A Preferred Stock held by Conner. Coincident with the Merger, with the consent of the holder of any outstanding Conner Arcada Option such Conner Arcada Option will be converted into an option to acquire such number of shares of Seagate Common Stock as the holder would have been entitled to receive had such holder exercised such Conner Arcada Option in full immediately prior to the Effective Time at an exercise price per share equal to the aggregate exercise price for the shares of Arcada Common Stock otherwise purchasable pursuant to such option immediately prior to the Effective Time divided by the number of full shares of Seagate Common Stock deemed purchasable pursuant to such Conner Arcada option, with such exercise price rounded up to the nearest whole cent. Seagate will file a registration statement on Form S-8 with the Commission with respect to the shares of Seagate Common Stock subject to such assumed Arcada Options and converted Conner Arcada Options. In addition, if the Seagate/Conner Merger is consummated and the Merger Agreements are terminated, with the consent of the holder of any outstanding Conner Arcada Option such Conner Arcada Option will be similarly converted into an option exercisable for Seagate Common Stock. See "The Merger and Related Transactions -- General."

    Each outstanding share of Seagate Common Stock will remain outstanding and unchanged following the Merger. Based upon the number of shares of Seagate Common Stock and Arcada Capital Stock outstanding at December 21, 1995, an aggregate of approximately 1,251,303 shares of Seagate Common Stock would be issued in connection with the Merger, representing approximately 1.3% of the total number of shares of Seagate Common Stock outstanding after giving effect to such issuance and after giving effect to the issuance of approximately 24,202,875 shares of Seagate Common Stock to the stockholders of Conner in the Seagate/Conner Merger. Based upon the number of Arcada Options and Conner Arcada Options outstanding at December 21, 1995, an additional 935,247 shares of Seagate Common Stock would be reserved for issuance to holders of such Arcada Options and Conner Arcada Options.

    The outstanding shares of Seagate Common Stock are listed on the New York Stock Exchange (the "NYSE") under the symbol "SEG," and it is a condition to the obligations of Arcada and Azzouz to consummate the Merger that the shares of Seagate Common Stock to be issued in the Merger be approved for listing on the NYSE, upon official notice of issuance.

SPECIAL MEETING OF ARCADA STOCKHOLDERS

    DATE, TIME AND PLACE

    The Special Meeting of Arcada's stockholders (the "Special Meeting") will be
held  on February    , 1996 at [10:00  a.m.] Pacific Standard Time,  at
              .

    PURPOSES OF THE SPECIAL MEETING

    At the Special Meeting, stockholders of record of Arcada as of the close of business on the Arcada Record Date (as defined below) will be asked to consider and vote upon proposals to approve and adopt the Merger Agreements and to approve the Merger. As of the date of this Proxy Statement/Prospectus, the Board of Directors of Arcada does not know of any business to be presented at the Special Meeting other than as set forth in the notice accompanying this Proxy Statement/Prospectus. If any other matters should properly come before the Special Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting such proxies.

    RECORD DATE AND OUTSTANDING SHARES

    Only those holders of record of Arcada Capital Stock at the close of business on January , 1996 (the "Arcada Record Date") are entitled to notice of and to vote at the Special Meeting. At the close of business on the Arcada
Record Date, there were         shares of Arcada Capital Stock outstanding, each
of which will be entitled to one vote on each matter to be acted upon.

    QUORUM

    The required quorum for the transaction of business at the Special Meeting is a majority of the shares of Arcada Capital Stock issued and outstanding on the Arcada Record Date. Abstentions will be included in determining the number of shares present for purposes of determining the presence of a quorum.

    VOTE REQUIRED

    Pursuant to the Delaware General Corporation Law ("DGCL"), the Restated Certificate of Incorporation of Arcada, as amended (the "Arcada Certificate of Incorporation"), and the Bylaws of Arcada, as amended (the "Arcada Bylaws"), approval of the Merger Agreements and the Merger requires the affirmative vote of at least a majority of the outstanding shares of Arcada Capital Stock entitled to vote at the Special Meeting.

    It is expected that all of the 6,144,000 shares of Arcada Capital Stock (which excludes shares subject to Arcada Options) held by Mr. Azzouz (representing approximately 16% of the total number of shares of Arcada Capital Stock outstanding on the Arcada Record Date and approximately 76% of the number of shares of Arcada Capital Stock not held by Conner) will be voted for approval and adoption of the Merger Agreements. In addition, Conner has agreed to vote its 30,356,000 shares of Arcada Capital Stock (representing approximately 79% of the shares of Arcada Capital Stock outstanding on the Arcada Record Date) "for" and "against" the Merger and the Merger Agreements in the same proportion as the aggregate vote of the other Arcada stockholders.

RECOMMENDATION OF THE ARCADA BOARD OF DIRECTORS

    The Board of Directors of Arcada (the "Arcada Board") has unanimously approved the Merger Agreements and the Merger and believes that the terms of the Merger Agreements are fair to, and that the Merger is in the best interests of, Arcada and its stockholders and therefore recommends that holders of Arcada Capital Stock vote for approval and adoption of the Merger Agreements and approval of the Merger. The primary factors considered and relied upon by the Arcada Board in reaching its recommendation are referred to in "The Merger and Related Transactions -- Reasons for the Merger -- Reasons of Arcada for the Merger."

THE SEAGATE/CONNER MERGER

    Pursuant to the Seagate/Conner Merger, each outstanding share of Common Stock of Conner ("Conner Common Stock") will be converted into the right to receive 0.442 of a share of Seagate Common Stock. In addition, as a result of the Seagate/Conner Merger, each outstanding option to purchase Conner Common Stock will be assumed by Seagate and converted into an option to acquire shares of Seagate Common Stock. Based upon the number of shares of Seagate Common Stock and Conner Common Stock outstanding at December 15, 1995, an aggregate of approximately 24,202,875 shares of Seagate Common Stock would be issued in connection with the Seagate/Conner Merger, representing approximately 24.9% of the total number of shares of Seagate Common Stock outstanding after giving effect to such issuance. Based upon the number of options to purchase Conner Common Stock outstanding at December 15, 1995, an additional 2,848,683 shares of Seagate Common Stock would be reserved for issuance to holders of such Conner options in connection with Seagate's assumption of such options. It is a condition to the obligations of Seagate, Arcada and Azzouz to consummate the Merger that the Seagate/Conner Merger shall have been consummated. If the Seagate/Conner Merger is not consummated, the Merger will not be consummated. Consummation of the Seagate/Conner Merger is subject to a number of conditions which, if not satisfied or waived, could cause the Seagate/Conner Merger not to be consummated and the Seagate/Conner Reorganization Agreement to be terminated, including, among other things, the approval by the stockholders of Seagate of the issuance of Seagate Common Stock in the Seagate/Conner Merger and the approval by the stockholders of Conner of the Seagate/Conner Reorganization Agreement. The Seagate/Conner Reorganization Agreement may be terminated at any time before the Effective Time of the Seagate/ Conner Merger, before or after approval by the stockholders of Seagate and Conner in a number of instances, including, among others, by mutual written consent of Seagate and Conner, by Seagate or Conner, if Conner shall have accepted or recommended to the stockholders of Conner a proposal superior to that of Seagate, or by Seagate or Conner if any court or governmental entity of competent jurisdiction shall have taken any final and nonappealable action having the effect of permanently restraining, enjoining or otherwise prohibiting the Seagate/Conner Merger. See "The Merger and Related Transactions -- The Seagate/Conner Merger."

THE MERGER AND RELATED TRANSACTIONS

    CONDITIONS TO THE MERGER

    In addition to the requirement that the Arcada stockholders approve the Merger Agreements, consummation of the Merger is subject to a number of other conditions which, if not satisfied or waived, could cause the Merger not to be consummated and the Reorganization Agreement to be terminated. Each party's obligation to consummate the Merger is conditioned upon, among other things, the absence of legal action preventing consummation of the Merger, the consummation of the Seagate/Conner Merger, the accuracy of the other party's representations, each party's performance of its obligations under the Reorganization Agreement and the absence of specified material adverse changes in the business of the other party. In addition, the obligations of Arcada and Azzouz to consummate the Merger are further conditioned upon, among other things, the receipt of a written opinion from legal counsel to Arcada to the effect that the Merger should constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the authorization for listing on the NYSE, upon official notice of issuance, of the shares of Seagate Common Stock to be issued in the Merger. The obligations of Seagate to consummate the Merger are further subject to the condition, among others, that holders of not more than two percent of the outstanding Arcada Capital Stock shall exercise appraisal rights with respect to the transactions contemplated by the Reorganization Agreement. See "The Merger and Related Transactions -- Conditions to Consummation of the Merger."

    REGULATORY MATTERS

    Consummation of the Merger is subject to the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The applicable waiting period under the HSR Act expired on November 17, 1995. See "The Merger and Related Transactions -- Regulatory Approvals Required."

    REPRESENTATIONS AND WARRANTIES; COVENANTS

    Under the Reorganization Agreement, Azzouz and Arcada made representations to Seagate relating to, among other things, Arcada's organization and similar corporate matters, the capital structure of Arcada, the authorization, execution, delivery, performance and enforceability of the Merger Agreements, and the nature of finders' fees or similar charges incurred by Arcada and Azzouz in connection with the Merger Agreements or the transactions contemplated thereby. In addition, Azzouz made certain additional representations to Seagate relating to, among other things, the absence of material litigation or material undisclosed liabilities regarding Arcada and the title to Arcada's intellectual property and certain other intellectual property matters. Under the Reorganization Agreement, Seagate made representations to Arcada and Azzouz relating to, among other things, Seagate's organization and similar corporate matters, the authorization, execution, delivery, performance and enforceability of the Merger Agreements, the documents filed with the Commission by Seagate and the accuracy of the information contained therein, the absence of material undisclosed obligations, and the issuance of Seagate Common Stock in the Merger. Pursuant to a letter agreement of Conner dated December 21, 1995 (the "Conner/Arcada Letter Agreement") delivered to Arcada and Azzouz, Conner has made certain representations and warranties to Arcada and Azzouz with respect to the shares of Arcada Common Stock reserved, and options outstanding, under the Conner Peripherals, Inc. Arcada Holdings, Inc. Stock Option Plan (the "Conner Arcada Plan"), and with respect to certain other options, warrants, calls, rights, commitments or agreements related to the capital stock of Arcada to which Conner is a party or by which Conner is bound. Pursuant to the Conner/Arcada Letter Agreement, Conner has also agreed, but subject to and only after consummation of the Seagate/ Conner Merger, to make, prior to the effectiveness of the Proxy Statement/Prospectus, and again immediately prior to the Effective Time, certain additional representations. See "The Merger and Related Transactions -- Representations and Warranties; Covenants."

    AZZOUZ NONCOMPETITION AGREEMENT

    The obligation of Seagate to consummate the Merger is subject to the condition that Mr. Azzouz shall have executed and delivered to Seagate a noncompetition agreement (the "Noncompetition Agreement") in place of his existing noncompetition agreement. The Noncompetition Agreement provides that until the later of (i) one year after the date of a voluntary or involuntary termination of Mr. Azzouz' employment with Seagate or any direct or indirect subsidiary of Seagate, and (ii) two years after the effective date of the Merger (the "Noncompete Period"), Mr. Azzouz will not, directly or indirectly, engage anywhere in the world in the operation of any business that engages in the storage management software market. In addition, the Noncompetition Agreement provides that during the Noncompete Period, Mr. Azzouz will not, directly or indirectly, solicit, encourage or take any action intended to induce any employee of Seagate to terminate his or her employment with Seagate, or interfere in any manner with the contractual employment relationship between Seagate and any employee of Seagate. The Noncompetition Agreement provides that in the event Seagate or Arcada terminates Mr. Azzouz' employment other than for cause, or if Mr. Azzouz terminates his employment with Seagate as a result of a constructive termination, Seagate will elect to either (i) pay Mr. Azzouz for the remaining portion of the Noncompete Period an amount equal to his base salary plus cash bonus received during the preceding twelve months (not to exceed $300,000 in the aggregate), or (ii) terminate the noncompete provisions of the Noncompetition Agreement such that they are of no further force and effect. See "The Merger and Related Transactions -- Azzouz Noncompetition Agreement."

    TERMINATION OF ARCADA STOCKHOLDERS' AND REGISTRATION RIGHTS AGREEMENT

    In the Reorganization Agreement, Seagate, Arcada and Azzouz have agreed that at the Effective Time, the Stockholders' and Registration Rights Agreement dated as of January 5, 1994 by and among Arcada, Conner and Azzouz (the "Stockholders' Rights Agreement") shall terminate and be of no further force and effect. As a result, in connection with the Merger, Conner and Azzouz will be relinquishing their rights under the Stockholders' Rights Agreement. See "The Merger and Related Transactions -- Termination of Stockholders' Rights Agreement" and "Additional Information Regarding Arcada -- Stockholders' and Registration Rights Agreement."

    LIMITATION ON NEGOTIATIONS

    The Reorganization Agreement provides that Azzouz will not, directly or indirectly, solicit, conduct discussions with or engage in negotiations with any person, other than Seagate, or take any other action intended or designed to facilitate the efforts of any person, other than Seagate, relating to the possible acquisition (by any third party other than Seagate or Conner) of Arcada Capital Stock. See "The Merger and Related Transactions -- Limitation on Negotiations."

    INTERESTS OF CERTAIN PERSONS IN THE MERGER

    AZZOUZ NONCOMPETITION AGREEMENT. Mr. Azzouz is currently a party to a noncompetition agreement with Arcada, pursuant to which he may not engage in the business of developing or selling data protection or storage management software through January 5, 1997. However, the obligation of Seagate to consummate the Merger is conditioned upon the delivery of the Noncompetition Agreement by Azzouz, which will supersede Mr. Azzouz' existing noncompetition agreement with Arcada. If the Merger is not consummated, the Noncompetition Agreement will not be executed and the existing agreement will remain in effect. Under the Noncompetition Agreement, if Mr. Azzouz' employment with Seagate or Arcada is terminated by Seagate or Arcada without cause (as defined in the Noncompetition Agreement) or by Mr. Azzouz due to a constructive termination (as defined in the Noncompetition Agreement) by Seagate or Arcada, Seagate must either release Mr. Azzouz from his obligations under the Noncompetition Agreement or pay Mr. Azzouz for the remaining portion of the Noncompetition Period, based on an amount equal to his base salary plus cash bonus (but not to exceed $300,000). See "The Merger and Related Transactions -- Azzouz Noncompetition Agreement."

    TERMINATION OF STOCKHOLDERS' RIGHTS AGREEMENT. Mr. Azzouz is currently a party to the Stockholders' Rights Agreement with Conner and Arcada, pursuant to which Mr. Azzouz has certain rights and obligations relating to Arcada Capital Stock. If the Merger is consummated, the Stockholders' Rights Agreement, and all of Mr. Azzouz' rights and obligations thereunder, will terminate. If the Merger is not consummated, the Stockholders' Rights Agreement, and all of Mr. Azzouz' rights and obligations thereunder, will remain in effect. See "Additional Information Regarding Arcada -- Stockholders' and Registration Rights Agreement."

    AZZOUZ EMPLOYMENT AGREEMENT. Mr. Azzouz currently serves as the President and Chief Operating Officer of Arcada Software pursuant to the terms of an Employment Agreement dated January 5, 1994 (the "Azzouz Employment Agreement"). The Azzouz Employment Agreement is terminable by either party upon thirty days' prior written notice. However, if Mr. Azzouz terminates his employment without good reason or Arcada Software terminates Mr. Azzouz' employment for cause (each as defined in the Azzouz Employment Agreement) before January 5, 1997, Arcada will have the right to repurchase a declining percentage of Mr. Azzouz' shares of Arcada Preferred Stock (or any shares of Arcada Common Stock acquired upon conversion thereof). If such a termination occurred on the date hereof, this option would give Arcada the right to repurchase 1,176,000 of Mr. Azzouz' shares of Arcada Preferred Stock, at a price of $2.45 per share (or an aggregate price of $2,881,200). If the Merger is consummated, the Azzouz Employment Agreement (including Arcada's repurchase option on Mr. Azzouz' shares) will terminate in all respects. If the Merger is not consummated, the Azzouz Employment Agreement will continue in effect.

    AZZOUZ STANDSTILL AGREEMENT. The Reorganization Agreement provides that, if the Merger is consummated, Mr. Azzouz will not sell, offer to sell, pledge, hypothecate or otherwise dispose of, in the aggregate, (i) more than fifty percent (50%) of the total number of shares of Seagate Common Stock received by Mr. Azzouz (the "Azzouz Shares"), including shares of Seagate Common Stock subject to Arcada Options assumed by Seagate in the Merger, prior to the first anniversary of the Effective Time and (ii) more than seventy-five percent (75%) of the Azzouz Shares prior to the second anniversary of the Effective Time.

    INDEMNIFICATION AND INSURANCE. The Reorganization Agreement provides that the Bylaws and Certificate of Incorporation of the surviving corporation in the Merger shall contain provisions regarding indemnification identical to those in the Arcada Certificate of Incorporation and the Arcada Bylaws and that such provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Directors or officers of Arcada. The Reorganization Agreement also provides that the directors and officers of Arcada and its subsidiaries at the Effective Time will be third-party beneficiaries of certain provisions of the Seagate/Conner Reorganization Agreement. These provisions require Seagate or the surviving corporation in the Seagate/Conner Merger to maintain directors' and officers' liability insurance comparable to Conner's current policy for three years after the Seagate/Conner Merger or to purchase a three-year extended reporting period endorsement (i.e. "tail coverage") under Conner's existing policy.

    INTERESTS IN ARCADA CAPITAL STOCK AND OPTIONS. As of the Arcada Record Date, Mr. Azzouz held an aggregate of 6,144,000 shares of Arcada Capital Stock and unexercised options to acquire from Arcada an additional 50,000 shares of Arcada Capital Stock. In addition, under the terms of Arcada's stock option plan, all shares acquired pursuant to the exercise of stock options are subject to a right of first refusal in favor of Arcada. This right of first refusal automatically terminates immediately upon a merger involving a public company or 90 days after an initial public offering by Arcada. As a result, Arcada's right of first refusal on shares of Arcada Capital Stock acquired by Mr. Azzouz pursuant to the exercise of stock options will terminate upon consummation of the Merger. Mr. Azzouz currently holds 500,000 shares of Arcada Common Stock acquired pursuant to the exercise of stock options and holds options to acquire an additional 50,000 shares of Arcada Common Stock.

    As of the Arcada Record Date, Messrs. F. Conner and P. Jackson Bell (both directors and officers of Arcada) held Conner Arcada Options to acquire from Conner 600,000 and 300,000, respectively, of the shares of Arcada Common Stock issuable upon conversion of the Arcada Preferred Stock held by Conner. These Conner Arcada Options held by Messrs. Conner and Bell are unvested but will vest in full upon consummation of the Seagate/Conner Merger.

    Based upon the closing sale price of the Seagate Common Stock on the  Arcada
Record  Date of  $           , and  assuming the exercise  of outstanding Arcada
Options and Conner/Arcada Options exercisable upon consummation of the Merger, the aggregate dollar value of Seagate Common Stock to be received in the Merger by the executive officers and directors of Arcada, less the aggregate exercise
price of such options, is approximately $        .

    TERMINATION

    The Merger Agreements may be terminated any time before the Effective Time, before or after approval of the Merger Agreements by the stockholders of Arcada
(i) by mutual written consent of Seagate, Arcada and Azzouz; (ii) automatically if the Seagate/Conner Reorganization Agreement shall have been terminated; (iii) by Arcada or Azzouz if the Merger shall not have been consummated at the end of the forty-fifth day following consummation of the Seagate/Conner Merger, provided, however, that such right to terminate shall not be available if any action or failure to act by Arcada or Azzouz has been the cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of the Reorganization Agreement; (iv) by Seagate, Arcada or Azzouz if there shall be a final nonappealable order of a federal or state court in effect preventing consummation of the Merger, or there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger by any governmental entity which would make the consummation of the Merger illegal; (v) by Seagate if there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger by any governmental entity, which would (a) prohibit Seagate's or Arcada's ownership or operation of all or a material portion of the business of Arcada or
(b) compel Seagate or Arcada to dispose of or hold separate all or a material portion of the business or assets of Arcada or Seagate as a result of the Merger; (vi) by Seagate if it is not in breach of its obligations under the Reorganization Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in the Reorganization Agreement on the part of Arcada or Azzouz such that the conditions to the consummation of the Merger would not be satisfied or (vii) by Arcada or Azzouz if they are not in breach of their obligations under the Reorganization Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in the Reorganization Agreement on the part of Seagate such that the conditions to the consummation of the Merger would not be satisfied. See "The Merger and Related Transactions -- Termination, Amendment and Waiver."

    AMENDMENT

    The Merger Agreements may be amended by Seagate, Arcada and Azzouz at any time before or after the approval of the Merger Agreements by the stockholders of Arcada, but after any such stockholder approval, no amendment may be made which by law requires the further approval of such stockholders without obtaining such further approval.

    CERTAIN FEDERAL INCOME TAX MATTERS

    The Merger is intended to qualify as a tax-free reorganization for federal income tax purposes, so that no gain or loss would generally be recognized by the stockholders of Arcada on the exchange of their shares of Arcada Capital Stock for shares of Seagate Common Stock, except to the extent of cash received in lieu of a fractional share of Seagate Common Stock. Arcada stockholders are urged to consult their own tax advisors as to the specific tax consequences of the Merger. See "The Merger and Related Transactions -- Certain Federal Income Tax Matters."

    ACCOUNTING TREATMENT

    The Merger will be accounted for as a purchase, and accordingly, acquired assets and liabilities pertaining to the minority interest in Arcada will be recorded at estimated fair values. Under the purchase accounting method, goodwill and other intangibles in the amount of approximately $64.2 million will be capitalized and non-recurring charges of approximately $37.1 million relating to in-process research and development will be recorded in the quarter the Merger is consummated. These amounts are estimates based on a preliminary purchase price allocation and a value of $44.625 per share of Seagate Common Stock. See "The Merger and Related Transactions -- Accounting Treatment."

    RESTRICTIONS ON RESALE OF SEAGATE COMMON STOCK

    The issuance of the shares of Seagate Common Stock to stockholders of Arcada upon consummation of the Merger has been registered under the Securities Act. Such shares may be traded freely without restriction by those stockholders who are not deemed to be "affiliates" of Arcada or Seagate, as that term is defined in the rules under the Securities Act. Shares of Seagate Common Stock received by those stockholders of Arcada who are deemed to be "affiliates" of Arcada may be resold without registration under the Securities Act only as permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. See "The Merger and Related Transactions -- Restrictions on Resale of Seagate Common Stock."

    The Reorganization Agreement provides that, if the Merger is consummated, Mr. Azzouz will not sell, offer to sell, pledge, hypothecate or otherwise dispose of, in the aggregate, (i) more than fifty percent (50%) of the total number of shares of Seagate Common Stock received by Mr. Azzouz (the

"Azzouz Shares"), including shares of Seagate Common Stock subject to Arcada Options assumed by Seagate in the Merger, prior to the first anniversary of the Effective Time and (ii) more than seventy-five percent (75%) of the Azzouz Shares prior to the second anniversary of the Effective Time.

    DISSENTERS' APPRAISAL RIGHTS

    If the Merger is consummated, holders of Arcada Capital Stock who do not vote in favor of the Merger will be entitled to certain appraisal rights under Delaware Law with respect to each of their shares of Arcada Capital Stock for which they properly perfect such rights ("Dissenting Shares"). Such appraisal rights are described under "The Merger -- Dissenters' Appraisal Rights." Under the Reorganization Agreement, Seagate is not obligated to consummate the Merger if holders of more than two percent of the outstanding Arcada Capital Stock either have exercised or continue to have the right to exercise such appraisal rights.

    MERGER EXPENSES AND FEES

    The Reorganization Agreement provides that all fees and expenses incurred in connection with the negotiation and effectuation of the Merger Agreements and the transactions contemplated thereby, including, without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties, will be paid by the party incurring such fees and expenses; provided, however, that whether or not the Merger or any other transaction is consummated, Arcada will pay from its own funds and not with any funds provided to Arcada by Seagate or Conner the reasonable fees of Irell & Manella, special counsel to Arcada. See "The Merger and Related Transactions -- Expenses."

MARKET AND PRICE DATA FOR THE SEAGATE AND ARCADA COMMON STOCK

    SEAGATE. Seagate Common Stock has been traded on the NYSE under the symbol "SEG" since December 12, 1994. Prior to that time, the Seagate Common Stock traded on the Nasdaq National Market under the symbol "SGAT." The following table sets forth the range of high and low sale prices reported on the NYSE composite tape or the Nasdaq National Market, as applicable, for the Seagate Common Stock for the periods indicated:

                                                                                                     HIGH         LOW
                                                                                                  ----------  -----------
FISCAL YEAR ENDED JULY 1, 1994
  First Quarter.................................................................................  $      21   $      153/4
  Second Quarter................................................................................         25          167/8
  Third Quarter.................................................................................         283/8        22
  Fourth Quarter................................................................................         263/4        19

FISCAL YEAR ENDED JUNE 30, 1995
  First Quarter.................................................................................  $      27   $      201/16
  Second Quarter................................................................................         263/4        217/8
  Third Quarter.................................................................................         281/4        235/8
  Fourth Quarter................................................................................         427/8        27

FISCAL YEAR ENDING JUNE 28, 1996
  First Quarter.................................................................................  $      493/8 $      371/2
  Second Quarter................................................................................
  Third Quarter (through January   , 1996)......................................................

    ARCADA. There is not now, and there has not been since Arcada's inception, any public market for the Arcada Capital Stock. In addition, Arcada is not aware of any recent arms-length transactions between third parties involving Arcada Capital Stock.

    The following table sets forth the closing sale prices per share of Seagate Common Stock on the NYSE composite tape on September 19, 1995, the last trading day before the announcement of the proposed Seagate/Conner Merger, and on January , 1996, the latest practicable trading day before the printing of this Proxy Statement/Prospectus for which information was obtainable, and the equivalent per share price for Arcada Capital Stock. The "equivalent per share price" for Arcada Capital Stock as of such dates equals the closing sale price per share of Seagate Common Stock on such dates multiplied by the Exchange Ratio of 0.1545. See "The Merger and Related Transactions -- General."

                                                                                               EQUIVALENT
                                                                    SEAGATE COMMON STOCK     PER SHARE PRICE
                                                                  -------------------------  ---------------
September 19, 1995..............................................         $      471/4           $    7.30
January   , 1996................................................

    Apart from the publicly disclosed information concerning Seagate which is included and incorporated by reference in this Proxy Statement/Prospectus, Seagate cannot state with certainty what factors account for changes in the market price of the Seagate Common Stock.

    Arcada stockholders are advised to obtain current market quotations for Seagate Common Stock. No assurance can be given as to the market prices of Seagate Common Stock at any time before the Effective Time or as to the market price of Seagate Common Stock at any time thereafter. Because the Exchange Ratio is fixed, the Exchange Ratio will not be adjusted to compensate Arcada stockholders for decreases in the market price of Seagate Common Stock which could occur before the Merger becomes effective. In the event the market price of Seagate Common Stock decreases or increases prior to the Effective Time, the value at the Effective Time of the Seagate Common Stock to be received in the Merger in exchange for Arcada Capital Stock would correspondingly decrease or increase.

    Seagate and Arcada have never paid cash dividends on their respective shares of Capital Stock. Pursuant to the Seagate/Conner Reorganization Agreement, Seagate has agreed not to pay cash dividends pending the consummation of the Seagate/Conner Merger, without the written consent of Conner. Subject to completion of the Merger, the Arcada Board presently intends to continue a policy of retaining all earnings to finance the expansion of its business. The Seagate Board currently intends to retain all earnings for use in the business of the combined companies and has no present intention to pay cash dividends.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

    The following selected historical financial information of Seagate, Conner, and Arcada has been derived from their respective historical financial statements and should be read in conjunction with such consolidated financial statements and the notes thereto included or incorporated by reference herein. The Seagate historical financial statement data as of and for the three months ended September 30, 1995 and 1994 has been prepared on the same basis as the historical information derived from the audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of the results of operations for such periods. The Conner historical financial statement data as of and for the nine months ended September 30, 1995 and 1994 has been prepared on the same basis as the historical information derived from the audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of the results of operations for such periods. The Arcada historical financial statement data as of and for the nine months ended
September 30, 1995 and 1994 has been prepared on the same basis as the historical information derived from the audited financial statements as of and for the year ended December 31, 1994 and, in the opinion of management, contain all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of the results of operations for such periods. The historical financial data as of and for the year ended December 31, 1993 is derived from unaudited financial statements.

    The unaudited selected pro forma combined condensed financial data is derived from the unaudited pro forma combined condensed financial statements, appearing elsewhere herein, which give effect to the Seagate/Conner Merger to be accounted for as a pooling of interests and the Merger to be accounted for as a purchase, and should be read in conjunction with such pro forma statements and the notes thereto. For the purpose of the pro forma combined condensed statement of operations data, Seagate's financial data for the three fiscal years ended June 30, 1995, 1994 and 1993, and for the three months ended September 30, 1995 and 1994, have been combined with Conner's financial data (which consolidates the results of Arcada) for the twelve months ended June 30, 1995, the fiscal years ended December 31, 1994 and 1993, and the three months ended September 30, 1995 and 1994, respectively. No cash dividends have been declared or paid on Seagate Common Stock, Conner Common Stock, or Arcada Capital Stock. The pro forma combined condensed balance sheet includes adjustments necessary to give effect to the Merger assuming the Merger was consummated at September 30, 1995. The pro forma combined condensed income statements for the twelve months ended June 30, 1995, and for the three months ended September 30, 1995 and 1994, include adjustments which give effect to this transaction assuming the Merger was consummated at the beginning of Seagate's fiscal 1995.

    The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred had the Seagate/ Conner Merger and the Merger been consummated in an earlier period, nor is it necessarily indicative of future operating results or financial position.

                       SELECTED HISTORICAL FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

SEAGATE

HISTORICAL CONSOLIDATED STATEMENT OF INCOME DATA (1)(2):

                                                                                                                         THREE
                                                                                                                         MONTHS
                                                                                                                         ENDED
                                                                                                                       SEPTEMBER
                                                                              YEARS ENDED JUNE 30,                        30,
                                                           ----------------------------------------------------------  ----------
                                                              1995        1994        1993        1992        1991
                                                           ----------  ----------  ----------  ----------  ----------     1995
                                                                                                                       ----------
                                                                                                                       (UNAUDITED)
Net sales................................................  $4,539,570  $3,500,103  $3,043,604  $2,875,273  $2,676,980  $1,453,626
Gross profit.............................................     931,909     704,282     672,928     487,637     484,491     291,651
Income from operations...................................     372,622     310,957     269,027     106,046     111,285     146,390
Income before extraordinary gain.........................     260,082     225,110     195,434      63,183      62,845     108,046
Extraordinary gain on retirement of debt.................          --          --          --          --       4,613          --
Net income...............................................     260,082     225,110     195,434      63,183      67,458     108,046
Income per share:
  Primary:
    Income before extraordinary gain.....................  $     3.52  $     3.08  $     2.80  $     0.92  $     0.95  $     1.44
    Extraordinary gain on retirement of debt.............          --          --          --          --        0.07          --
                                                           ----------  ----------  ----------  ----------  ----------  ----------
    Net income...........................................  $     3.52  $     3.08  $     2.80  $     0.92  $     1.02  $     1.44
                                                           ----------  ----------  ----------  ----------  ----------  ----------
                                                           ----------  ----------  ----------  ----------  ----------  ----------
  Fully diluted:
    Income before extraordinary gain.....................  $     3.06  $     2.83  $     2.71  $     0.91  $     0.94  $     1.23
    Extraordinary gain on retirement of debt.............          --          --          --          --        0.07          --
                                                           ----------  ----------  ----------  ----------  ----------  ----------
    Net income...........................................  $     3.06  $     2.83  $     2.71  $     0.91  $     1.01  $     1.23
                                                           ----------  ----------  ----------  ----------  ----------  ----------
                                                           ----------  ----------  ----------  ----------  ----------  ----------
Number of shares used in per share computations:
  Primary................................................      73,839      73,064      69,821      68,860      66,140      75,088
  Fully diluted..........................................      91,474      85,012      76,265      69,805      66,584      91,681


                                                             1994
                                                           ---------

Net sales................................................  $ 933,146
Gross profit.............................................    198,145
Income from operations...................................     47,480
Income before extraordinary gain.........................     22,537
Extraordinary gain on retirement of debt.................         --
Net income...............................................     22,537
Income per share:
  Primary:
    Income before extraordinary gain.....................  $    0.30
    Extraordinary gain on retirement of debt.............         --
                                                           ---------
    Net income...........................................  $    0.30
                                                           ---------
                                                           ---------
  Fully diluted:
    Income before extraordinary gain.....................  $    0.30
    Extraordinary gain on retirement of debt.............         --
                                                           ---------
    Net income...........................................  $    0.30
                                                           ---------
                                                           ---------
Number of shares used in per share computations:
  Primary................................................     74,904
  Fully diluted..........................................     91,501

HISTORICAL CONSOLIDATED BALANCE SHEET DATA (1):

                                                                                JUNE 30,
                                                       ----------------------------------------------------------
                                                          1995        1994        1993        1992        1991
                                                       ----------  ----------  ----------  ----------  ----------  SEPTEMBER 30,
                                                                                                                        1995
                                                                                                                   --------------
                                                                                                                    (UNAUDITED)
Total assets.........................................  $3,361,262  $2,877,530  $2,031,193  $1,816,604  $1,880,060     $3,622,555
Long-term debt, less current portion.................     539,874     549,492     281,276     320,528     393,425        539,804
Stockholders' equity.................................   1,541,768   1,328,399   1,045,241     862,068     766,340      1,671,605

Total assets.........................................
Long-term debt, less current portion.................
Stockholders' equity.................................

----------------------------------
(1) Seagate's fiscal year ends on the Friday closest to June 30. For clarity of presentation, annual and quarterly fiscal periods are reported as ending on a calendar month end.

(2) The fiscal year 1995 results of operations include a $70,360 write-off of in-process research and development incurred in connection with the acquisition of software companies. The results of operations for the three months ended September 30, 1994, include a $43,000 write-off of in-process research and development in connection with the acquisition of a software company.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONNER
HISTORICAL CONSOLIDATED STATEMENT OF OPERATIONS DATA (1)(2):

                                                                                                                        NINE
                                                                                                                       MONTHS
                                                                                                                       ENDED
                                                                                                                     SEPTEMBER
                                                                          YEARS ENDED DECEMBER 31,                      30,
                                                         ----------------------------------------------------------  ----------
                                                            1994        1993        1992        1991        1990
                                                         ----------  ----------  ----------  ----------  ----------     1995
                                                                                                                     ----------
                                                                                                                     (UNAUDITED)
Net sales..............................................  $2,365,152  $2,151,672  $2,238,423  $1,598,984  $1,337,593  $1,939,912
Gross profit...........................................     468,649     237,954     458,464     316,257     328,211     316,887
Income (loss) from operations..........................     166,564    (446,430)    153,530     130,211     172,732      52,801
Income (loss) before extraordinary gain................     109,687    (445,314)    121,072      92,492     130,052      30,227
Extraordinary gain on retirement of debt...............          --          --          --          --          --       6,171
Net income (loss)......................................     109,687    (445,314)    121,072      92,492     130,052      36,398
Income (loss) per share:
  Primary:
    Income (loss) before extraordinary gain............  $     2.10  $    (9.03) $     2.19  $     1.57  $     2.51  $     0.57
    Extraordinary gain on retirement of debt...........          --          --          --          --          --        0.11
                                                         ----------  ----------  ----------  ----------  ----------  ----------
    Net income (loss)..................................  $     2.10  $    (9.03) $     2.19  $     1.57  $     2.51  $     0.68
                                                         ----------  ----------  ----------  ----------  ----------  ----------
                                                         ----------  ----------  ----------  ----------  ----------  ----------
  Fully diluted:
    Income (loss) before extraordinary gain............  $     1.77  $    (9.03) $     1.89  $     1.54  $     2.41  $     0.56
    Extraordinary gain on retirement of debt...........          --          --          --          --          --        0.11
                                                         ----------  ----------  ----------  ----------  ----------  ----------
    Net income (loss)..................................  $     1.77  $    (9.03) $     1.89  $     1.54  $     2.41  $     0.67
                                                         ----------  ----------  ----------  ----------  ----------  ----------
                                                         ----------  ----------  ----------  ----------  ----------  ----------
Number of shares used in per share computations:
  Primary..............................................      52,253      49,339      55,242      58,863      51,727      53,471
  Fully diluted........................................      74,558      49,339      74,723      65,252      54,527      54,365


                                                            1994
                                                         ----------

Net sales..............................................  $1,773,541
Gross profit...........................................     371,223
Income (loss) from operations..........................     124,017
Income (loss) before extraordinary gain................      65,504
Extraordinary gain on retirement of debt...............          --
Net income (loss)......................................      65,504
Income (loss) per share:
  Primary:
    Income (loss) before extraordinary gain............  $     1.26
    Extraordinary gain on retirement of debt...........          --
                                                         ----------
    Net income (loss)..................................  $     1.26
                                                         ----------
                                                         ----------
  Fully diluted:
    Income (loss) before extraordinary gain............  $     1.10
    Extraordinary gain on retirement of debt...........          --
                                                         ----------
    Net income (loss)..................................  $     1.10
                                                         ----------
                                                         ----------
Number of shares used in per share computations:
  Primary..............................................      52,175
  Fully diluted........................................      74,489

HISTORICAL CONSOLIDATED BALANCE SHEET DATA (1):

                                                                              DECEMBER 31,
                                                       ----------------------------------------------------------
                                                          1994        1993        1992        1991        1990
                                                       ----------  ----------  ----------  ----------  ----------  SEPTEMBER 30,
                                                                                                                        1995
                                                                                                                   --------------
                                                                                                                    (UNAUDITED)
Total assets.........................................  $1,461,429  $1,464,051  $1,904,707  $1,334,538  $  880,468   $  1,490,787
Long-term debt, less current portion.................     627,059     660,606     704,845     367,916      36,731        527,961
Stockholders' equity.................................     336,676     208,851     626,036     712,825     603,862        383,715

Total assets.........................................
Long-term debt, less current portion.................
Stockholders' equity.................................

----------------------------------
(1) Conner's fiscal year ends on the Saturday closest to December 31. For clarity of presentation, quarterly and annual fiscal periods are reported as ending on a calendar month end.

(2) Income (loss) from operations for 1994 includes a credit of $38,019 for the reduction of restructuring reserves established in 1993. This credit was partially offset by a $5,000 charge to write off in-process research and development in connection with the acquisition of a software company. Income
    (loss) from operations for 1993 includes a charge of $40,300 to reflect inventory write-offs resulting from the acceleration of the end-of-life of certain disc drive products, $212,945 for the write-down of goodwill and other intangibles, $106,457 for restructuring charges, and a charge of $19,000 for certain contingencies. Income (loss) from operations for 1992 includes a charge of $57,611 for the write-off of in-process research and development in connection with the acquisition of Archive Corporation. Income (loss) from operations for the nine months ended September 30, 1995 includes a $2,817 write-off of in-process research and development in connection with the acquisition of a software company.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
ARCADA
HISTORICAL CONSOLIDATED STATEMENT OF OPERATIONS DATA (1)(2):

                                                                                                PERIOD FROM
                                                                                                 INCEPTION     NINE MONTHS ENDED
                                                                                                (JANUARY 1,
                                                                                 YEAR ENDED      1993) TO        SEPTEMBER 30,
                                                                                DECEMBER 31,   DECEMBER 31,   --------------------
                                                                                    1994           1993         1995       1994
                                                                                -------------  -------------  ---------  ---------
                                                                                                (UNAUDITED)       (UNAUDITED)
Net sales.....................................................................    $  24,866      $  10,353    $  42,658  $  15,098
Gross profit..................................................................       18,187          8,649       33,387     10,680
Income (loss) from operations.................................................      (12,270)        (5,273)       1,305    (12,670)
Net income (loss).............................................................       (8,724)        (5,273)         679     (9,204)
Net income (loss) per share (3)...............................................    $   (0.24)                  $    0.02  $   (0.25)
Number of shares used in per share computations...............................       36,166                      40,615     36,124

HISTORICAL CONSOLIDATED BALANCE SHEET DATA (1):

                                                                                                 DECEMBER 31,
                                                                                           ------------------------   SEPTEMBER 30,
                                                                                             1994         1993            1995
                                                                                           ---------  -------------  ---------------
                                                                                                       (UNAUDITED)     (UNAUDITED)
Total assets.............................................................................  $  18,312    $   3,286       $  28,884
Long-term debt, less current portion.....................................................      2,243           --           3,241
Stockholders' equity.....................................................................      5,582        1,428           8,102

----------------------------------
(1) Arcada's fiscal year ends on the Saturday closest to December 31. For clarity of presentation, quarterly and annual fiscal periods are reported as ending on a calendar month end.

(2) Loss from operations for the year ended December 31, 1994 includes a $7,632 write-off of in-process research and development in connection with the acquisition of a software company. Income from operations for the nine months ended September 30, 1995 includes a $2,817 write-off of in-process research and development in connection with the acquisition of a software company.

(3) Net loss per share data for the year ended December 31, 1993 is not presented because Arcada had no formal capital structure until the end of 1993. Net income (loss) per share has been computed assuming the conversion of outstanding preferred stock into common stock on a one-for-one basis.

                               SEAGATE AND CONNER
       UNAUDITED SELECTED PRO FORMA COMBINED CONDENSED FINANCIAL DATA (1)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS DATA (2):

                                                                       FISCAL YEAR ENDED               THREE MONTHS ENDED
                                                                            JUNE 30,                     SEPTEMBER 30,
                                                               ----------------------------------  --------------------------
                                                                  1995        1994        1993          1995          1994
                                                               ----------  ----------  ----------  --------------  ----------
Net sales....................................................  $6,943,418  $5,865,255  $5,195,276   $  2,140,805   $1,492,650
Gross profit.................................................   1,341,779   1,172,931     910,882        397,275      299,326
Income (loss) from operations................................     457,550     477,521    (177,403)       168,173       67,141
Income (loss) before extraordinary gain......................     323,021     334,797    (249,880)       119,376       30,693
Income (loss) per share before extraordinary gain:
  Primary....................................................  $     3.25  $     3.48  $    (2.80)  $       1.18   $     0.31
  Fully diluted..............................................  $     2.88  $     3.16  $    (2.80)  $       1.02   $     0.30
Number of shares used in per share computations:
  Primary....................................................      99,336      96,160      89,187        101,254      100,172
  Fully diluted..............................................     125,880     117,967      89,187        126,966      110,491

PRO FORMA COMBINED CONDENSED BALANCE SHEET DATA (2):

                                                                                                   SEPTEMBER 30,
                                                                                                        1995
                                                                                                   --------------
            Working capital......................................................................   $  2,257,953
            Total assets.........................................................................      5,170,266
            Long-term debt, less current portion.................................................      1,067,765
            Stockholders' equity.................................................................      1,995,152

----------------------------------
(1) See "Unaudited Pro Forma Combined Condensed Financial Statements" and the notes thereto included elsewhere herein.

(2) Seagate expects to incur charges to operations currently estimated to range from $140,000 to $180,000, in the quarter ending March 31, 1996, the quarter in which the Seagate/Conner Merger is expected to be consummated. An estimated charge at the midpoint of the above range of $121,000, net of estimated tax benefits of $39,000, is reflected in the unaudited pro forma combined condensed balance sheet. The charge, before estimated tax benefits, primarily relates to costs associated with combining the operations of the two companies and includes employee severance benefits of $87 million, closure of duplicate and excess facilities of $53 million and fees of financial advisors, attorneys and accountants of $20 million. This range is a preliminary estimate only and is therefore subject to change.

     In connection with the Merger, Seagate estimates that it will incur a charge to operations of approximately $37,100 for the three months ending March 31, 1996 to write off in-process research and development in connection with the Merger. The estimated range of the write-off is from $35,000 to $40,000; however, the actual write-off is subject to change based on completion of the final purchase price allocation.

                           COMPARATIVE PER SHARE DATA

    The following tables set forth certain historical per share data of Seagate, Conner, and Arcada, and combined per share data on an unaudited pro forma basis:
(i) after giving effect to the Seagate/ Conner Merger on a pooling of interests basis assuming the issuance of 0.442 of a share of Seagate Common Stock in exchange for each share of Conner Common Stock and the issuance of an option to purchase 0.442 of a share of Seagate Common Stock for each outstanding Conner Option and (ii) assuming Seagate issues shares of Seagate Common Stock and options to purchase Seagate Common Stock totaling approximately 2,192,000 shares (equivalent to approximately $97.8 million based on a value of $44.625 per share of Seagate Common Stock) in exchange for the outstanding minority interest of Arcada. The data below should be read in conjunction with the selected financial data, the unaudited pro forma combined condensed financial statements included elsewhere in this Proxy Statement/Prospectus, and the separate historical financial statements of Seagate, Conner and Arcada included or incorporated by reference herein. The unaudited pro forma combined financial data are not necessarily indicative of the operating results that would have been achieved had the Seagate/Conner Merger and the Merger been consummated in an earlier period and should not be construed as representative of future operations.

    Seagate expects to incur charges to operations currently estimated to range from $140 million to $180 million, in the quarter ending March 31, 1996, the quarter in which the Seagate/Conner Merger is expected to be consummated. An estimated charge at the midpoint of the above range of $121 million, net of estimated tax benefits of $39 million, is reflected in the unaudited pro forma combined condensed balance sheet. The future cash requirements related to this charge are estimated to be in the range of $100 million to $120 million, of which approximately $29 million relates to lease payments for duplicative facilities which will be paid on a monthly basis over periods extending through 2018. The charge, before estimated tax benefits, primarily relates to costs associated with combining the operations of Seagate and Conner and includes employee severance benefits of $87 million, closure of duplicate and excess facilities of $53 million and fees of financial advisors, attorneys and accountants of $20 million. These ranges are preliminary estimates only and are therefore subject to change.

    In connection with the Merger, Seagate estimates that it will incur a charge to operations of approximately $35 million to $40 million in the quarter ending March 31, 1996, in connection with the write-off of in-process research and development. The write-off is an estimate and is subject to change based on completion of the final purchase price allocation.

                                                                             FISCAL YEAR                THREE MONTHS
                                                                                ENDED                      ENDED
                                                                              JUNE 30,                 SEPTEMBER 30,
                                                                   -------------------------------  --------------------
                                                                     1995       1994       1993       1995       1994
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                                                        (UNAUDITED)
HISTORICAL -- SEAGATE (1):
Net income:
  Primary........................................................  $    3.52  $    3.08  $    2.80  $    1.44  $    0.30
  Fully diluted..................................................  $    3.06  $    2.83  $    2.71  $    1.23  $    0.30
Book value.......................................................  $   21.42                        $   22.92


                                                                             FISCAL YEAR                NINE MONTHS
                                                                                ENDED                      ENDED
                                                                            DECEMBER 31,               SEPTEMBER 30,
                                                                   -------------------------------  --------------------
                                                                     1994       1993       1992       1995       1994
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                                                        (UNAUDITED)
HISTORICAL -- CONNER (2):
Primary:
  Income (loss) before extraordinary gain........................  $    2.10  $   (9.03) $    2.19  $    0.57  $    1.26
  Extraordinary gain on retirement of debt.......................         --         --         --       0.11         --
                                                                   ---------  ---------  ---------  ---------  ---------
  Net income (loss)..............................................  $    2.10  $   (9.03) $    2.19  $    0.68  $    1.26
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------
Fully diluted:
  Income (loss) before extraordinary gain........................  $    1.77  $   (9.03) $    1.89  $    0.56  $    1.10
  Extraordinary gain on retirement of debt.......................         --         --         --       0.11         --
                                                                   ---------  ---------  ---------  ---------  ---------
  Net income (loss)..............................................  $    1.77  $   (9.03) $    1.89  $    0.67  $    1.10
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------
Book value.......................................................  $    6.42                        $    7.17
                                                                   ---------                        ---------
                                                                   ---------                        ---------

                                                                                                      NINE MONTHS ENDED
                                                                 FISCAL YEAR
                                                                    ENDED                               SEPTEMBER 30,
                                                                DECEMBER 31,                         --------------------
                                                                    1994                               1995       1994
                                                                -------------                        ---------  ---------
                                                                                                         (UNAUDITED)
HISTORICAL -- ARCADA (2):
Net income (loss).............................................    $   (0.24)                         $    0.02  $   (0.25)
Book value....................................................    $    0.15                          $    0.21

------------------------
(1) Seagate's fiscal year ends on the Friday closest to June 30, and includes 52 weeks for all annual periods presented and 13 weeks for both quarterly periods presented. For clarity of presentation, quarterly and annual fiscal periods are reported as ending on a calendar month end.

(2) Conner's and Arcada's fiscal years end on the Saturday closest to December 31, and include 52 weeks in fiscal 1994 and 1993, 53 weeks in fiscal 1992, and 39 weeks in the nine month periods ended September 30, 1995 and 1994. For clarity of presentation, quarterly and annual fiscal periods are reported as ending on a calendar month end.

                                                                            FISCAL YEAR             THREE MONTHS ENDED
                                                                               ENDED
                                                                             JUNE 30,                 SEPTEMBER 30,
                                                                  -------------------------------  --------------------
                                                                    1995       1994       1993       1995       1994
                                                                  ---------  ---------  ---------  ---------  ---------
UNAUDITED PRO FORMA COMBINED -- PER SEAGATE SHARE (1):
Income (loss) before extraordinary gain:
  Primary.......................................................  $    3.25  $    3.48  $   (2.80) $    1.18  $    0.31
  Fully diluted.................................................  $    2.88  $    3.16  $   (2.80) $    1.02  $    0.30
Book value......................................................  $   19.36                        $   20.66

UNAUDITED PRO FORMA COMBINED -- PER ARCADA SHARE (2):
Income (loss) before extraordinary gain:
  Primary.......................................................  $    0.50                        $    0.18  $    0.05
  Fully diluted.................................................  $    0.44                        $    0.16  $    0.05
Book value......................................................  $    2.99                        $    3.19

------------------------
(1) For purposes of pro forma combined data, Seagate's financial data for the three fiscal years ended June 30, 1995, 1994, and 1993, and the three months ended September 30, 1995 and 1994, have been combined with Conner's financial data (which consolidates the results of Arcada) for the twelve months ended June 30, 1995, the fiscal years ended December 31, 1994 and 1993, and the three months ended September 30, 1995 and 1994, respectively.

(2) The equivalent of Arcada's pro forma per share amounts are calculated by multiplying the pro forma combined per share amounts by the Exchange Ratio of 0.1545 of a share of Seagate Common Stock for each share of Arcada Preferred and Common Stock.

                                  RISK FACTORS

    THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY BY HOLDERS OF ARCADA CAPITAL STOCK IN EVALUATING WHETHER TO APPROVE AND ADOPT THE MERGER AGREEMENTS. THESE FACTORS SHOULD BE CONSIDERED IN CONJUNCTION WITH THE OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/ PROSPECTUS.

RISKS RELATED TO THE MERGER AND THE SEAGATE/CONNER MERGER

    DIFFICULTY OF INTEGRATING TWO COMPANIES. The successful combination of companies in the high technology industry may be more difficult to accomplish than in other industries. The anticipated benefits of the Seagate/Conner Merger will not be achieved unless the operations of Conner (including its interest in Arcada) are successfully combined with those of Seagate in a timely manner. The transition to a combined company will require substantial attention from management. The diversion of the attention of management and any difficulties encountered in the transition process could have an adverse impact on the revenues and operating results of the combined company. The combination of Seagate and Conner will also require integration of the companies' product offerings and the coordination of their research and development and sales and marketing efforts. The difficulties of assimilation may be increased by the necessity of coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. In addition, the process of combining the two organizations could cause the interruption of, or a loss of momentum in, the activities of any or all of the companies' businesses, which could have an adverse effect on their combined operations. There can be no assurance that either company will retain their key technical personnel, that the engineering teams will successfully cooperate and realize any technological benefits or that Seagate will realize any of the other anticipated benefits of the Seagate/Conner Merger. In addition, the announcement and consummation of the Merger and the Seagate/Conner Merger could cause customers and potential customers of Seagate, Conner or Arcada to delay or cancel orders for products as a result of customer concerns and uncertainty over product evolution, integration and support of the combined company's products. Such a delay or cancellation of orders could have a material adverse effect on the business, results of operations and financial condition of Seagate, Conner or Arcada.

    RISKS ASSOCIATED WITH FIXED EXCHANGE RATIO. As a result of the Merger, each outstanding share of Arcada Capital Stock will be converted into the right to receive 0.1545 of a share of Seagate Common Stock. The Merger Agreements do not provide for adjustment of the Exchange Ratio based on fluctuations in the price of Seagate Common Stock. Because the Exchange Ratio is fixed and will not increase or decrease due to fluctuations in the market price of the Seagate Common Stock, Arcada stockholders will not be compensated for decreases in the market price of Seagate Common Stock which could occur before the Effective Time. In the event that the market price of Seagate Common Stock decreases or increases prior to the Effective Time, the market value at the Effective Time of the Seagate Common Stock to be received by Arcada stockholders in the Merger would correspondingly decrease or increase. The market price of Seagate Common Stock as of a recent date are set forth herein under "Summary -- Market and Price Data for the Seagate and Arcada Common Stock," and Arcada stockholders are advised to obtain recent market quotations for Seagate Common Stock. The Seagate Common Stock historically has been subject to substantial price volatility. No assurance can be given as to the market price of Seagate Common Stock at any time before the Effective Time or as to the market price of Seagate Common Stock at any time thereafter. See "Summary -- Market and Price Data for the Seagate and Arcada Common Stock" and "Risk Factors -- Risks Related to the Business and Operations of Seagate -- Substantial Price Volatility of the Seagate Common Stock."

    THE SEAGATE/CONNER MERGER. Consummation of the Seagate/Conner Merger is subject to the number of conditions which, if not satisfied or waived, could cause the Seagate/Conner Merger not to be consummated and the Seagate/Conner Reorganization Agreement to be terminated, including, among others, the approval by the stockholders of Seagate of the issuance of Seagate Common Stock in the Seagate/Conner Merger and the approval by the stockholders of Conner of the Seagate/Conner

Reorganization Agreement. It is a condition to the obligations of Seagate, Arcada and Azzouz to consummate the Merger that the Seagate/Conner Merger shall have been consummated. There can be no assurance that the Seagate/Conner Merger will be consummated. If the Seagate/ Conner Merger is not consummated, the Merger will not be consummated.

    SUBSTANTIAL EXPENSES RESULTING FROM THE SEAGATE/CONNER MERGER. The negotiation and implementation of the Seagate/Conner Merger will result in aggregate pre-tax expenses to Seagate of approximately $140 million to $180 million. The restructuring charge, using a midpoint of $160 million, before estimated tax benefits, primarily relates to costs associated with combining the operations of Seagate and Conner and includes employee severance benefits of $87 million, closure of duplicate and excess facilities of $53 million and fees of financial advisors, attorneys and accountants of $20 million. Although Seagate does not believe that the costs will exceed the aforementioned range, there can be no assurance that the estimate is correct or that unanticipated contingencies will not occur that will substantially increase the costs of combining the operations of Seagate and Conner. In any event, costs associated with the Seagate/Conner Merger will negatively impact Seagate's results of operations in the quarter in which the Seagate/Conner Merger is consummated. In addition, in connection with the Merger, Seagate estimates that it will incur a charge to operations of approximately $35 million to $40 million in the quarter ending March 31, 1996, in connection with the write-off of in-process research and development. The write-off is an estimate and is subject to change based on completion of the final purchase price allocation.

    SHARES ELIGIBLE FOR FUTURE SALE. If the Merger and the Seagate/Conner Merger are consummated, Seagate will issue to stockholders of Conner and Arcada
an aggregate of approximately        shares of Seagate Common Stock based on the
number of shares of Conner Common Stock and of Arcada Capital Stock outstanding as of December 15, 1995 and the Arcada Record Date, respectively. Immediately upon consummation of the Merger and the Seagate/Conner Merger, up to
approximately             of such shares will be freely tradeable. As a  result,
substantial sales of Seagate Common Stock could occur after the Merger and the Seagate/Conner Merger. Following publication of financial results covering 30 days of post-Seagate/Conner Merger combined operations, an additional
approximately         shares issued in the Seagate/Conner Merger to persons  who may be deemed affiliates of Conner could be publicly sold pursuant to Rule 145 under the Securities Act, subject to the volume and other limitations thereof. Future sales of a substantial number of such shares of Seagate Common Stock could adversely affect or cause substantial fluctuations in the market price of Seagate Common Stock.

RISKS RELATED TO THE BUSINESS AND OPERATIONS OF SEAGATE

    The  Merger will  not occur unless  the Seagate/Conner  Merger has occurred.
Hence,  reference  to  Seagate   set  forth  below   includes  Conner  and   its
subsidiaries, unless the context otherwise requires.

    SIGNIFICANT VARIABILITY OF DEMAND, SEVERE PRICE EROSION AND OTHER CHARACTERISTICS OF THE RIGID DISC DRIVE INDUSTRY. The rigid disc drive industry in which Seagate competes is subject to a number of risks. The demand for rigid disc drive products depends principally on demand for computer systems and storage upgrades to computer systems, which historically has been volatile. Changes in demand for computer systems often have an exaggerated effect on the demand for rigid disc drive products in any given period, and unexpected slowdowns in demand for computer systems generally cause sharp declines in demand for rigid disc drive products. The industry has been characterized by periodic situations in which the supply of rigid disc drives exceeds demand, resulting in higher than anticipated inventory levels and strong price competition. Even during periods of consistent demand, the industry is characterized by intense competition and ongoing price erosion over the life of a given rigid disc drive product. Seagate expects that price erosion in the rigid disc drive industry will continue for the foreseeable future. In addition, the demand of rigid disc drive customers for new generations of products has led to short product life cycles, which require that industry participants constantly develop and introduce new rigid disc drive products on a cost-effective and timely basis. The manufacture of rigid disc drive products is difficult and complex, and it is common in the industry for companies to experience production difficulties, due to contamination related issues, yield short falls and other difficulties, occasionally creating short-term delivery delays and quality problems that generally subside within 90 days. Most rigid disc drive products, including those of Seagate, are manufactured outside of North America and foreign manufacturing is subject to a number of risks, including changes in government policies, transportation delays, tariffs, fluctuations in foreign exchange rates, and export and tax controls. Seagate's principal manufacturing facilities are located in Thailand, Singapore, California, Minnesota, Malaysia and Oklahoma. Conner's principal manufacturing facilities are located in Malaysia, Singapore, the People's Republic of China, Italy and California. Each of Seagate and Conner continually evaluates its component and manufacturing processes, as well as the desirability of transferring volume production of disc drives and related components between facilities or to new facilities. In this regard, Seagate is considering expanding its manufacturing operations into other countries overseas, but to date has made no definitive decision. Effective January 1, 1995, the European Union ("EU") established a new General System of Preferences ("GSP"). Under this revised code, certain products which had been exempt from customs duties under previous GSP rules, including rigid disc drives imported into the EU from Singapore, became subject to certain customs duties. In addition, during calendar 1995 Singapore is progressively losing its status as a beneficiary country under the GSP. As a result, rigid disc drives produced in Singapore and imported into the EU will realize no reduction from full most favored nation customs duties after December 31, 1995. The imposition of such customs duties may increase costs and could adversely impact Seagate's gross margins depending upon the extent to which such duties are absorbed by Seagate. In addition, future changes in tariff or duty structures in the EU or elsewhere could affect production and increase costs in Seagate's manufacturing operations in Ireland, China, Singapore and/or Thailand. For these reasons, as well as those discussed in the following additional risk factors, an investment in the Seagate Common Stock involves a high degree of risk.

    RAPID TECHNOLOGICAL CHANGE AND REQUIREMENT OF ONGOING NEW PRODUCT DEVELOPMENT. The rigid disc drive industry is characterized by rapidly changing technology, short product life cycles and rapidly changing customer needs, each of which require ongoing development and introduction of new products. Seagate believes that its future success will depend upon its ability to develop, manufacture and market products which meet changing customer needs, and which successfully anticipate or respond to changes in technology and standards on a cost-effective and timely basis. No assurance can be given that Seagate will be able to successfully design or introduce new products in a timely manner, that it will be able to manufacture new products in volume with acceptable manufacturing yields and gross margins or successfully market such products, or that such products will perform to specifications on a long-term basis. In addition, during periods of new product introduction, each company must manage its inventory carefully to avoid inventory obsolescence. The failure of Seagate to achieve any of these objectives could have a material adverse effect on Seagate's business, results of operations and financial condition.

    The demand of rigid disc drive customers for products with ever increasing storage capacity and more advanced technology has resulted in increased dependence by Seagate on sales of high capacity disc drives. The increased difficulty and complexity associated with production of higher capacity disc drives increases the likelihood of reliability, quality or operability problems that could result in reduced bookings, manufacturing rework costs, delays in collecting accounts receivable, increased service and warranty costs and a decline in Seagate's competitive position. There can be no assurance that, despite testing by Seagate and its customers, quality problems will not be found in new products after commencement of commercial shipments, resulting in loss or delay in market acceptance and having a material adverse effect on Seagate's business, results of operations and financial condition.

    Today, all Seagate drives use thin-film heads which are based on sophisticated technology that permits a high density of storage on each disc. Seagate sources most of its heads internally. Seagate believes that as requirements for even greater storage densities increase, demand for a more advanced head technology will grow. In anticipation of such growth, Seagate currently has under development magneto-resistive ("MR") heads to be incorporated into future products. MR heads have discrete read and write structures which take advantage of special magnetic properties in certain metals to achieve significantly higher storage capacities. There can be no assurance that Seagate's MR head development efforts will be successful and a failure of Seagate to successfully manufacture and market products incorporating MR head technology in a timely manner could have a material adverse effect on Seagate's business, results of operations and financial condition.

    FLUCTUATION OF QUARTERLY RESULTS. The rigid disc drive industry in which Seagate competes is characterized by variability of demand and declining unit sales prices over the life of a product, and Seagate anticipates that these characteristics will continue. Seagate expects that competitors will offer new and existing products at prices necessary to gain or retain market share and customers. This competition and continuing price erosion could adversely affect Seagate's results of operations in any given quarter and such adverse effect often cannot be anticipated until late in any given quarter. In addition, Seagate's operating results may also be subject to significant quarterly fluctuations as a result of a number of other factors, including the timing of orders from and shipment of products to major customers, product mix, variations in product costs and pricing, delays in product development, introduction and production, increased competition and general economic and industry fluctuations.

    Seagate has invested in, and continues to investigate opportunities to invest in, software and other complementary businesses. During fiscal 1995, Seagate recognized aggregate charges of $70.4 million for write-offs of in-process research and development in connection with acquisitions of software companies. Seagate intends to continue its expansion into software and other complementary businesses. As a result, Seagate expects that it will continue to incur charges as it acquires businesses, including charges for the write-off of in-process research and development. The timing of such write-offs has in the past and may in the future lead to fluctuations in Seagate's operating results on a quarterly and annual basis.

    RISKS RELATED TO TAPE DRIVE BUSINESS. In addition to its rigid disc drive business and software business, after the Seagate/Conner Merger, Seagate will operate a tape drive business. The tape drive business accounted for approximately 15% of Conner's total revenue for the fiscal year ended December 31, 1994. Like the disc drive business, the tape drive business is subject to a number of risks, including variability of demand, price erosion, uncertainty related to the introduction of new technology, component cost increases and currency fluctuation. In addition, the tape drive business is subject to competitive pressures from optical disc drives, floppy disc drives, removable cartridge drives and potentially other technologies. While Conner has continued to invest in new products, business development and customer and supplier relationships in connection with the tape drive business, there can be no assurance that these efforts will be successful, that the underlying business will grow, or that new products or technologies will be successful. As a result, revenues and financial results of the tape drive business could fluctuate substantially and have a material adverse effect on Seagate's business, results of operations and financial condition. In addition, the tape drive business includes a significant relationship with Matsushita Kotobuki Electronics of Japan ("MKE"), which produces most of the tape drives sold by Conner and which owns certain technology rights related thereto. Pursuant to the agreement with MKE, MKE has the right to terminate its relationship with Conner six months after notification of a transaction that would result in a change of control of Conner (the Seagate/Conner Merger would be a change of control for purposes of such agreement). MKE also manufactures disc drives for another leading independent disc drive manufacturer that is a competitor of Seagate and Conner. As of December 29, 1995, MKE had not notified Seagate or Conner that it will terminate its relationship with Conner. If Seagate's ability to obtain tape drives from MKE after the Seagate/Conner Merger were interrupted or impaired for any reason, Seagate's business, results of operations and financial condition could be materially adversely affected.

    VARIABILITY OF CUSTOMER REQUIREMENTS. The rigid disc drive industry has been characterized by large volume OEM purchase agreements and large distributor orders. Typically, Seagate's OEM purchase agreements permit customers to cancel orders and reschedule delivery dates without significant penalties. Anticipated orders from many of Seagate's OEM customers have in the past failed to materialize or delivery schedules have been deferred as a result of changes in customer requirements.

Such OEM order fluctuations and deferrals have had a material adverse effect on Seagate's results of operations in the past, and there can be no assurance that Seagate will not experience such effects in the future. Distributors typically furnish Seagate with non-binding indications of their near-term requirements, with product deliveries based on weekly confirmations. To the extent actual orders from distributors decrease from their non-binding forecasts, such variances could have a material adverse effect on Seagate's business, results of operations and financial condition.

    AVAILABILITY OF COMPONENT SUPPLY. Seagate relies on single or limited source suppliers for certain components used in its products. There can be no assurance that these suppliers will continue to be able to meet Seagate's requirements for these components or that the price of these components will not increase. In the past, shortages have occurred in the market for certain components, including heads, media, application specific integrated circuits and motors. As a result, certain suppliers substantially increased the price of such components, and Seagate is currently incurring increased costs for certain of these components as a result of supply shortages. Any extended interruption or reduction in the supply of any key components could have a material adverse effect on Seagate's business, results of operations and financial condition.

    NUMEROUS LEGAL PROCEEDINGS. Seagate is involved in a number of judicial and administrative proceedings. Seagate has received a Notice of Deficiency (the "Seagate Notice") from the Internal Revenue Service for fiscal years 1988 through 1990. Proposed adjustments to income and tax credits in the Seagate Notice for fiscal years 1988 through 1990 resulted in proposed tax deficiencies of approximately $66.0 million, plus penalties and interest of approximately $61.0 million as of November 30, 1995. The proposed income adjustments would also eliminate tax net operating loss and tax credit carryovers that have been used to offset taxable income and tax liabilities in other fiscal years. The impact on tax net operating losses and tax credit carryovers from the adjustments proposed in the Seagate Notice would result in additional taxes of approximately $22.0 million for the three years ended July 2, 1993, plus interest of approximately $6.5 million as of November 30, 1995. Seagate filed a Petition with the United States Tax Court in June 1994 contesting the proposed tax deficiencies. In addition, Seagate's federal income tax returns for fiscal years 1991 through 1993 are presently under examination by the Internal Revenue Service. Seagate is also currently involved in numerous additional legal proceedings, including securities class actions, patent claims and claims for damages and costs relating to environmental matters.

    Seagate and certain of its officers and certain directors are defendants in a series of securities class action lawsuits filed in 1988 in the United States District Court for the Northern District of California by a group of plaintiffs purporting to represent a class of investors that purchased Seagate Common Stock or 6 3/4% Convertible Subordinated Debentures of Seagate between September 23, 1987 and October 8, 1988. The plaintiffs in this series of lawsuits have filed a consolidated amended complaint, consolidating all of the lawsuits into a single complaint. The complaint alleges violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. The complaint seeks unspecified damages and reimbursement of costs of the suit. On February 8, 1995, the court granted defendants' motion for summary judgment completely dismissing all claims against Seagate and the other defendants. On March 31, 1995, the court also denied plaintiffs' motion for reconsideration of the summary judgment decision. Plaintiffs have appealed this judgment to the United States Court of Appeals for the Ninth Circuit, which appeal is pending. While Seagate cannot predict the ultimate outcome of this litigation, based upon its review of the allegations and upon the district court's dismissal of the claims, Seagate believes that the outcome of this matter will not have a material adverse effect on Seagate's financial condition or results of operations.

    Seagate, certain of its officers, directors and other employees, certain underwriters retained by Seagate in connection with a public offering completed in February 1991 and other parties are defendants in a series of securities class action lawsuits filed in 1991 in the United States District Court for the Northern District of California by a group of plaintiffs purporting to represent a class of investors that purchased Seagate Common Stock between October 11, 1990 and June 26, 1991. The plaintiffs in this series of lawsuits have filed a consolidated amended complaint, consolidating all of the lawsuits into a single complaint. The complaint alleges violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. The complaint seeks unspecified damages, equitable relief and reimbursement of costs of the suit. The case is currently in discovery and a trial date has been set for February 1997. While Seagate cannot predict the ultimate outcome of this litigation, based upon its review of the allegations and the discovery completed to date, Seagate believes that the outcome of this matter will not have a material adverse effect on Seagate's financial condition and results of operations.

    In November 1992, Rodime, PLC ("Rodime") filed a complaint against Seagate in the United States District Court for the Central District of California, alleging infringement of U.S. Patent No. B1 4,638,383 and various state law unfair competition claims. No trial date has been scheduled. The court has granted several motions for summary judgment by Seagate holding claims of the Rodime patent invalid and holding that many of Seagate's products did not infringe any claims of Rodime's patent. With these holdings only one of Seagate's products remains accused in this action. This product is no longer being sold by Seagate. Based upon its review of the patent and allegedly infringing product in question, it is the opinion of Seagate's patent counsel that the product did not and does not infringe any valid claims of the Rodime patent. Therefore, while Seagate cannot predict the ultimate outcome of this litigation, Seagate believes that the outcome of this matter will not have a material adverse effect on Seagate's financial condition and results of operations.

    In October 1994, a patent infringement action was filed against Seagate by an individual, James M. White, in the United States District Court of the Northern District of California for alleged infringement of U.S. Patent No. 4,673,996 and 4,870,519. Both patents relate to air bearing sliders. Prior to the filing of the lawsuit, Seagate filed a Petition for Reexamination of U.S. Patent No. 4,673,996 with the United States Patent and Trademark Office ("PTO") and this petition was granted shortly after the lawsuit was filed. Subsequently, Seagate filed a Petition for Reexamination of U.S. Patent No. 4,870,519. This second petition has also been granted by the PTO. The court stayed in the action pending the outcome of the reexaminations. Based upon its review of the patents, it is the opinion of Seagate's patent counsel that the claims of the two White patents are invalid.

    Amstrad PLC ("Amstrad") initiated a lawsuit against Seagate in London, England in the High Court of Justice, Official Referees' Business in December 1992 concerning Seagate's sale of allegedly defective disc drives to Amstrad's claim and asserting many affirmative defenses. Discovery is continuing and a trial date has been set for April 1996 with various earlier dates for exchange of fact and expert statements. Seagate intends to continue to defend itself rigorously. While Seagate cannot predict the ultimate outcome of this litigation, based upon its review of the allegations and discovery completed to date, Seagate believes this lawsuit is without merit and, as a result, Seagate believes that the outcome of this matter will not have a material adverse effect on its financial condition or results of operations.

    For a complete discussion of such legal proceedings see the "Income Taxes" and "Litigation" footnotes of Seagate's consolidated financial statements incorporated by reference in its Annual Report on Form 10-K for the year ended June 30, 1995. Although Seagate believes that the outcome of each of the matters described above will not have a material adverse effect on its financial condition or results of operations, Seagate cannot predict the ultimate outcome.

    In addition, Conner is involved in a number of judicial and administrative proceedings which could impact Seagate after the Seagate/Conner Merger. Conner and certain of its officers and certain directors are defendants in a securities class action lawsuit in the United States District Court for the Northern District of California which purports to represent a class of investors who purchased or otherwise acquired Conner Common Stock between January 1992 and May 1993. Certain officers and directors are also defendants in a related stockholders' derivative suit. The complaints seek unspecified damages and other relief.

    The   hard  disc  drive  industry  has  been  characterized  by  significant litigation relating to patent and other intellectual property rights. In 1992, Conner filed a patent infringement lawsuit against

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
Western Digital Corporation ("Western Digital") in the United States District Court for the Northern District of California alleging the infringement of five of Conner's patents by Western Digital. Western Digital has filed a counterclaim alleging infringement of certain of its patents by Conner. The case is currently in discovery. Conner has stated that on the basis of the advice of outside counsel, it believes it has valid claims against Western Digital and meritorious defenses to the claims asserted by Western Digital, based on invalidity of the Western Digital patents and/or non-infringement of the Western Digital patents by Conner. However, there can be no assurance that Conner will prevail in this matter or that other intellectual property litigation will not be commenced by or against Conner in the future.

    In December 1994, the Internal Revenue Service concluded a field audit of Conner's federal income tax returns for the fiscal years 1989 and 1990 and issued to Conner a Notice of Deficiency (the "Conner Notice") with respect to those fiscal years. The majority of the proposed adjustments to income in the Conner Notice related to the allocation of income between Conner and its foreign manufacturing subsidiaries. The Conner Notice resulted in proposed tax
deficiencies   of  approximately   $43.0  million   and  assessed   interest  of
approximately $    million as of  November 30, 1995. On  March 20, 1995,  Conner
filed a Petition in the United States Tax Court entitled Conner Peripherals, Inc. v. Commissioner of Internal Revenue, Docket No. 4322-95 contesting such proposed tax deficiencies. On May 16, 1995, the Commissioner filed her Answer to the Petition and, on August 4, 1995, a trial judge was assigned to the case. The case is currently being reviewed by the Appeals Office of the Internal Revenue Service.

    RISKS ASSOCIATED WITH BUSINESS DIVERSIFICATION. In addition to pursuing its core rigid disc drive business, Seagate has broadened its business strategy to more fully address the markets for storage, retrieval and management of data. Implementation of this broadened strategy entails risks of entering markets in which Seagate may have limited or no experience. In addition, such broadened strategy could result in the diversion of management's attention from the core rigid disc drive business which could adversely impact the core business. The strategy followed by each company to sell selected magnetic recording components to other rigid disc drive manufacturers may improve such manufacturers' ability to compete with Seagate in its core business. The broadened strategy may also entail acquisitions of, or investments in, businesses, products and technologies. Since July 1, 1993, Seagate has completed the acquisition of seven businesses and made significant equity investments in three additional companies. Six of such acquisitions were for cash consideration and in the remaining acquisition, Seagate issued an aggregate of approximately 737,000 shares of Seagate Common Stock to the sole stockholder of the acquired company. Acquisitions involve numerous risks, including potentially dilutive issuances of equity securities, difficulties in the assimilation of the operations and products of the acquired businesses and the potential loss of key employees or customers of the acquired businesses.

    HIGH FIXED COSTS. Seagate has pursued a strategy of vertical integration of its manufacturing process in order to reduce unit costs, control quality and assure availability of certain components. A strategy of vertical integration entails a high level of fixed costs and requires a high volume of production and sales to be successful. During periods of decreased demand, these high fixed costs have had, and could in the future have, a material adverse effect on Seagate's results of operations and financial condition.

    MANUFACTURING RISKS. Continued improvement in manufacturing process capabilities and reduced materials and manufacturing costs are critical factors affecting Seagate's results of operations. Seagate frequently changes the manufacturing processes for and constituent components of many of its products and continually evaluates the transfer of volume production of many of its components and products between facilities. There can be no assurance that such changes and transfers will be implemented on a timely or cost-effective basis. Delays or problems encountered in any of the foregoing could have a material adverse effect on Seagate's results of operations.

    INTENSE  COMPETITION.   Seagate has experienced  and expects  to continue to
experience intense competition from a number of domestic and foreign companies. These companies include the other

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
leading independent rigid disc drive manufacturers, such as Quantum Corporation, Western Digital, Maxtor Corporation, SyQuest Technology, Inc., Integral Systems, Inc. and Micropolis Corporation as well as large integrated multinational computer manufacturers such as Fujitsu Limited, Hewlett-Packard Company, Hitachi, Ltd., Hyundai Motor Company, IBM, NEC Corporation, Samsung Electronics Co., Ltd. and Toshiba Corporation. Seagate also continues to face indirect competition from present and potential customers, including several of the computer manufacturers listed above, which continuously evaluate whether to manufacture their own drives or purchase them from outside sources. Such competition could materially adversely affect Seagate's business, results of operations and financial condition. The introduction of products using alternative data storage and retrieval technologies could also be a significant source of competition. Products based upon such alternative technologies, which include optical recording technology and semiconductor memory (flash memory, SRAM and DRAM), also compete or could compete with Seagate's products. There can be no assurance that Seagate will be able to compete successfully against current or future competitors or that competitive pressures faced by Seagate will not materially adversely affect its business, operating results and financial condition.

    RISKS ASSOCIATED WITH FOREIGN CURRENCY FLUCTUATIONS. Seagate's cash flows are substantially U.S. dollar denominated. However, Seagate is exposed to certain foreign currency fluctuations, primarily the Malaysian Ringgit, Singapore Dollar and Thai Baht. Seagate from time to time enters into foreign currency forward exchange and option contracts to manage exposure related to certain foreign currency commitments, certain foreign currency denominated balance sheet positions and anticipated foreign currency denominated expenditures. At September 30, 1995, Seagate had outstanding foreign currency forward exchange contracts and written option contracts aggregating approximately $293.6 million and $190.3 million, respectively. These contracts mature at various periods through September 1996 and are consistent with the amounts and timing of the underlying anticipated cash flow requirements and purchase commitments.

    SUBSTANTIAL PRICE VOLATILITY OF THE SEAGATE COMMON STOCK. The Seagate Common Stock historically has been subject to substantial price volatility as a result of quarter-to-quarter variations in the financial results of Seagate or its competitors, announcements of technological innovations or new products by Seagate or its competitors, announcements of changing business conditions by competitors or other companies within the computer industry, changes in financial estimates by securities analysts or other events or factors. In addition, the stock market has experienced and continues to experience extreme price and volume fluctuations which have particularly affected the market prices of equity securities for many technology companies and that have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market prices of the Seagate Common Stock. In addition, Seagate's revenue or results of operations may, in some future quarter, be below the expectations of public market analysts and investors. In such event, the price of the Seagate Common Stock could be materially adversely affected. In the past, following periods of volatility in the market price of the Seagate Common Stock, securities class action litigation has been instituted against Seagate. Such litigation has in the past and could in the future result in substantial costs and diversion of management's attention and resources, which would have a material adverse effect on Seagate's business, operating results and financial condition.

    ANTI-TAKEOVER EFFECTS OF POTENTIAL ISSUANCE OF PREFERRED STOCK. The Seagate Board has the authority to issue up to 1,000,000 shares of preferred stock, $.01 par value (the "Seagate Preferred Stock"), and to determine the price, rights, preferences, privileges and restrictions thereof, including voting rights, without any further vote or action by Seagate's stockholders. The rights of the holders of Seagate Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Seagate Preferred Stock that may be issued in the future. The issuance of Seagate Preferred Stock could have the effect of delaying, deferring or preventing a change in control of Seagate. Seagate does not have any present plans to issue any shares of Seagate Preferred Stock.

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
RISKS RELATED TO THE BUSINESS AND OPERATIONS OF ARCADA

    FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; FUTURE OPERATING RESULTS UNCERTAIN. Arcada's quarterly operating results have in the past varied and may in the future vary significantly depending on a number of factors, including the size and timing of significant orders; increased competition; market acceptance of new products, applications and product enhancements; changes in pricing policies by Arcada and its competitors; the ability of Arcada to timely develop, introduce and market new products, applications and product enhancements and to control costs; Arcada's success in expanding its sales and marketing programs; technological changes in the network storage management markets; the mix of sales among Arcada's channels; deferrals of customer orders in anticipation of new products, applications or product enhancements; changes in Arcada's strategy; personnel changes; and general economic factors. Arcada currently anticipates continued growth and profitability. However, Arcada has only had two consecutive quarters of profitability, and there can be no assurance that Arcada will remain profitable on a quarterly or annual basis. See "Selected Historical and Pro Forma Financial Data" and "Arcada Management's Discussion and Analysis of Financial Condition and Results of Operations."

    INTENSE COMPETITION. The network storage management market is intensely competitive. Competitors vary in size and in the scope and breadth of the products and services offered. Arcada's major competitors include Cheyenne Software, Seagate (Palindrome), Symantec Corporation, Legato Systems, Legent (Lachman), and Hewlett-Packard Company. Arcada expects additional competitors to enter this market in the near future, which may result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect Arcada's business, operating results and financial condition. Also, many of Arcada's current and potential competitors have significantly greater financial, technical, marketing and other resources than Arcada, which may allow them to offer a more complete storage and system management product line, to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion, sale and support of their products than Arcada. There can be no assurance that Arcada will be able to compete successfully against current or future competitors or that competitive pressures faced by Arcada will not materially adversely affect its business, operating results and financial condition. See "Additional Information Regarding Arcada -- Business of Arcada -- Competition."

    DEPENDENCE ON NEW SOFTWARE PRODUCTS; RAPID TECHNOLOGICAL CHANGE. The network storage management market is characterized by rapid technological change, changing customer needs, frequent new software product introduction and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards could render Arcada's existing products obsolete and unmarketable. Arcada's future success will depend upon its ability to develop and introduce new software products (including new releases, applications and enhancements) on a timely basis that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of its customers. If Arcada is unable, for technological or other reasons, to develop and introduce new products in a timely manner in response to changing market conditions or customer requirements, Arcada's business, operating results and financial condition will be materially adversely affected. To address these concerns, Arcada has engaged in substantial research and development efforts and, as part of Arcada's ongoing development process, Arcada released a new versions of Backup Exec for Windows NT in June 1995 and Backup Exec for NetWare and Windows 95 in September 1995, and intends to release additional versions of Backup Exec products generally on an annual basis. Arcada currently also has plans to introduce and market several other potential new products in the next year, including Arcada Personal Storage Manager for Windows 95. However, there can be no assurance that such potential new products will be introduced on a timely basis or at all, or that they will be accepted in the marketplace.

    New product introductions and enhancements of existing products can have a significant impact on Arcada's quarterly and annual revenues. Generally, sales volumes of new products increase in the first few months following the introduction of a new product due to the purchase of upgrades by

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
existing users and the purchase of initial inventory by distribution channels. Thereafter, revenues may decline and/or stabilize to a relatively consistent level. Toward the end of a product's life cycle, revenues tend to decline significantly. Due to the inherent uncertainties of software development, Arcada cannot accurately predict the exact quarter in which a new product or version will be ready to ship. Any delays in the scheduled release of major new products and enhancements would have a material adverse impact on Arcada's total revenues. In addition, Arcada operates with a minimal order backlog where its distribution channel products are typically shipped shortly after orders are received. The risk associated with carrying a minimal backlog is anticipated to increase in the future, as Arcada's distribution sales are expected to continue to grow as a percentage of total revenues. See "Additional Information Regarding Arcada -- Business of Arcada -- Products" and "-- Research and Development."

    RISKS ASSOCIATED WITH STRATEGY OF EXPANDING OEM CHANNEL; RELIANCE ON RESELLERS. An integral part of Arcada's strategy is to increase the proportion of Arcada's customers licensed through object and source code OEMs and private label resellers. Arcada is currently investing significant resources to develop this channel, which could materially adversely affect Arcada's operating margins. There can be no assurance that Arcada will be successful in its efforts to increase the revenues represented by this channel. Arcada is dependent upon its OEMs' ability to develop new products, applications and product enhancements on a timely and cost-effective basis that will meet changing customer needs and respond to emerging industry standards and other technological changes. There is no assurance that Arcada's OEMs will effectively meet these technological challenges. These OEMs are not within the control of Arcada, may incorporate into their products the technologies of other companies in addition to those of Arcada and are not obligated to purchase products from Arcada. There can be no assurance that any OEM will continue to carry Arcada's products, and the inability to recruit, or the loss of, important OEMs could materially adversely affect Arcada's business, operating results and financial condition.

    Arcada also relies significantly on its distributors, systems integrators and value added resellers (collectively, "resellers") for the marketing and distribution of its products. Arcada's agreements with resellers are generally not exclusive and in many cases may be terminated by either party without cause. Many of Arcada's resellers carry product lines that are competitive with those of Arcada. There can be no assurance that these resellers will give a high priority to the marketing of Arcada's products (as compared to those of competitors) or that they will continue to carry Arcada's products. Events or occurrences of this nature could materially adversely affect Arcada's business, operating results and financial condition. Arcada's results of operations could also be materially adversely affected by changes in reseller inventory strategies, which could occur rapidly, and in many cases may not be related to end user demand. There can be no assurance that Arcada will retain any of its current resellers, nor can there be any assurance that Arcada will be successful in recruiting replacement or new organizations to represent it. Any such changes in Arcada's distribution channels could materially adversely affect Arcada's business, operating results and financial condition. See "Additional Information Regarding Arcada -- Business of Arcada -- Marketing and Sales."

    DEPENDENCE UPON KEY PERSONNEL. Arcada's future performance also depends in significant part upon the continued service of its key technical and senior management personnel. The loss of the services of one or more of Arcada's officers or other key employees could have a material adverse effect on Arcada's business, operating results and financial condition. Arcada's future success also depends on its continuing ability to attract and retain highly qualified technical and managerial personnel. Arcada provides equity and other incentives designed to enhance retention of key personnel. However, competition for such personnel is intense, and there can be no assurance that Arcada can retain its key technical and managerial employees or that it can attract, assimilate or retain other highly qualified technical and managerial personnel in the future. See "Additional Information Regarding Arcada -- Business of Arcada -- Employees and Facilities" and "-- Customer Service and Support."

    DEPENDENCE ON GROWTH IN THE DESKTOP AND NETWORK STORAGE MANAGEMENT MARKET; GENERAL ECONOMIC AND MARKET CONDITIONS. Substantially all of Arcada's business is in the desktop and network

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
storage management market, which is still an emerging market. Arcada's future financial performance will depend in large part on continued growth in the number of organizations adopting network storage management solutions for their client/server computing environments. Arcada believes that this market will continue to grow in the future, but there can be no assurance of such growth.

    DEPENDENCE ON PROPRIETARY TECHNOLOGY; RISKS OF INFRINGEMENT. Arcada depends significantly upon proprietary technology. Arcada relies on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. Arcada seeks to protect its software, documentation and other written materials under patent, trade secret and copyright laws, which afford only limited protection. Despite Arcada's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of Arcada's products or to obtain and use information that Arcada regards as proprietary. Policing unauthorized use of Arcada's products is difficult, and although Arcada is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In selling its products, Arcada relies primarily on "shrink wrap" licenses that are not signed by licensees, and, therefore, such licenses may be unenforceable under the laws of certain jurisdictions. In addition, the laws of some foreign countries do not protect Arcada's proprietary rights to as great an extent as do the laws of the United States. There can be no assurance that Arcada's means of protecting its proprietary rights will be adequate or that Arcada's competitors will not independently develop similar technology, duplicate Arcada's products or design around intellectual property rights of Arcada.

    There has also been substantial amounts of litigation in the software industry regarding intellectual property rights. Arcada has from time to time received claims that it is infringing third parties' intellectual property rights, and there can be no assurance that third parties will not in the future claim infringement by Arcada with respect to current or future products, trademarks or other proprietary rights. Arcada expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in Arcada's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require Arcada to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to Arcada or at all, which could have a material adverse effect upon Arcada's business, operating results and financial condition. See "Additional Information Regarding Arcada -- Business of Arcada -- Proprietary Rights."

    DEPENDENCE ON AND CONTROL BY CONNER/SEAGATE. Conner has controlled Arcada since inception and, following completion of the Seagate/Conner Merger, Seagate will control Arcada. As a result, Seagate will be in a position to elect all of Arcada's Directors, most or all of whom may be affiliated with Seagate, and to otherwise control the policies, business and operations of Arcada. Seagate will also be able to cause or block a merger or sale of Arcada or an amendment to Arcada's Certificate of Incorporation.

    During the nine-months ended September 30, 1995, sales to or by Conner accounted for a significant portion of Arcada's revenues. In addition, Conner has supplied Arcada with its primary source of borrowings under the Line of Credit and with international sales support and financial advisory services. There can be no assurance that Conner will continue to utilize Arcada's products following the Seagate/Conner Merger or continue to provide credit to Arcada following expiration of the Line of Credit. Furthermore, neither Seagate, Conner nor any of their affiliates will be contractually prohibited from competing with Arcada, and one of Seagate's existing subsidiaries (Palindrome) is a current competitor of Arcada. See "-- Intense Competition" and "Arcada Management's Discussion and Analysis of Financial Condition and Results of Operations."

    NO LIQUIDITY. If the Merger is not consummated, Arcada stockholders will continue to hold a minority interest in a privately held company which has no active trading market for its capital stock. Although Mr. Azzouz presently intends to exercise certain demand registration rights under the Stockholders' Rights Agreement if the Reorganization Agreement is terminated, there can be no

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
assurance that a successful public offering will take place. In addition, if Arcada fails to register Mr. Azzouz' shares within the time specified by the Stockholders' Rights Agreement, Mr. Azzouz may instead elect to put his shares to Arcada at a price equal to their fair market value. Consequently, there can be no assurance that a stockholder wishing to sell his or her shares will be able to dispose of them on favorable terms, if at all.

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
                           THE ARCADA SPECIAL MEETING

GENERAL

    This Proxy Statement/Prospectus is being furnished to the holders of Arcada Capital Stock as part of the solicitation of proxies by the Arcada Board for use
at the Special Meeting  to be held on            , February    , 1996 at  [10:00
a.]m.,  local time at                                and  at any adjournments or
postponements thereof. This Proxy Statement/Prospectus, and the accompanying Proxy Card, are first being delivered to holders of Arcada Capital Stock on or
about January   , 1996.

    The purpose of the Special Meeting is to consider and vote upon a proposal to approve the Merger Agreements (which set forth the terms and conditions of the Merger and the transactions contemplated thereby) and the Merger. Upon consummation of the Merger, each outstanding share of Arcada Capital Stock (other than shares held by Conner) will be converted into the right to receive the Exchange Ratio of 0.1545 of a share of Seagate Common Stock, with cash paid in lieu of fractional shares. In addition, as a result of the Merger, each outstanding Arcada Option will be assumed by Seagate and converted into an option to acquire such number of shares of Seagate Common Stock as the holder would have been entitled to receive had such holder exercised such Arcada Option in full immediately prior to the Effective Time. In addition, coincident with the Merger, each Conner Arcada Option will be similarly converted into an option to acquire Seagate Common Stock. See "The Merger and Related Transactions -- General -- Assumption of Options."

    Based on the last reported sale price of Seagate Common Stock on the NYSE composite tape on January , 1996, the Exchange Ratio would result in a per
share  purchase price for  Arcada Capital Stock  of $        . If  the Merger is
completed, Arcada stockholders will no longer hold any interest in Arcada other than through their interest in shares of Seagate Common Stock. Consummation of the Merger is subject to a number of conditions, including the receipt of required stockholder approval and the consummation of the Seagate/Conner Merger.

RECORD DATE AND OUTSTANDING SHARES

    Only holders of record of Arcada Capital Stock at the close of business on January , 1996 (the "Arcada Record Date") are entitled to notice of and to vote at the Special Meeting. As of the close of business on the Arcada Record
Date, there were        shares of Arcada Capital Stock outstanding and  entitled
to  vote, held  of record by      stockholders. A majority,  or         of these
shares, present in person or represented by proxy, will constitute a quorum for the transaction of business. Each Arcada stockholder is entitled to one vote for each share of Arcada Capital Stock held as of the Arcada Record Date.

VOTING OF PROXIES

    The Arcada Proxy Card accompanying this Proxy Statement/Prospectus is solicited on behalf of the Arcada Board for use at the Special Meeting. Stockholders are requested to complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to Arcada. All proxies that are properly executed and returned, and that are not revoked, will be voted at the Special Meeting in accordance with the instructions indicated thereon. EXECUTED BUT UNMARKED PROXIES WILL BE VOTED FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENTS AND APPROVAL OF THE MERGER. The Arcada Board does not presently intend to bring any other business before the Special Meeting other than the specific proposals referred to in this Proxy Statement/Prospectus and specified in the notice of the Special Meeting. So far as is known to the Arcada Board, no other matters are to be brought before the Special Meeting. As to any business that may properly come before the Special Meeting, including, among other things, consideration of any motion made for adjournment of the Special Meeting (including, without limitation, for purposes of soliciting additional votes for approval and adoption of the Merger Agreements and approval of the Merger), however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies. An Arcada stockholder who has given a proxy may revoke it at any time before it is exercised at the Special Meeting, by (i) filing a written notice of revocation with, or delivering a duly executed proxy bearing a later date to Kevin H. Azzouz, President, Arcada Holdings, Inc., 37 Skyline Drive, Suite 1101, Lake Mary,
Florida 32746 or (ii) attending the Special Meeting and voting in person (although attendance at the Special Meeting will not, by itself, revoke a proxy).

VOTE REQUIRED

    Pursuant to the DGCL and the Arcada Certificate of Incorporation and the Arcada Bylaws, approval and adoption of the Merger Agreements requires the affirmative vote of at least a majority of the outstanding shares of Arcada Capital Stock entitled to vote at the Special Meeting. SINCE THE REQUIRED VOTE OF THE ARCADA STOCKHOLDERS IS BASED UPON THE NUMBER OF OUTSTANDING SHARES OF ARCADA COMMON STOCK AND ARCADA PREFERRED STOCK, RATHER THAN UPON THE SHARES ACTUALLY VOTED, THE FAILURE BY THE HOLDER OF ANY SUCH SHARES TO SUBMIT A PROXY OR TO VOTE IN PERSON AT THE SPECIAL MEETING (INCLUDING ABSTENTIONS) WILL HAVE THE SAME EFFECT AS A VOTE AGAINST APPROVAL AND ADOPTION OF THE MERGER AGREEMENTS.

    THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE STOCKHOLDERS OF ARCADA. ACCORDINGLY, STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

    It is expected that all of the 6,144,000 shares of Arcada Capital Stock (which excludes shares subject to Arcada Options) held by Mr. Azzouz (representing approximately 16% of the total number of shares of Arcada Capital Stock outstanding on the Arcada Record Date and approximately 76% of the number of shares of Arcada Capital Stock not held by Conner) will be voted for approval and adoption of the Merger Agreements. In addition, Conner has agreed to vote its 30,356,000 shares of Arcada Capital Stock (representing approximately 79% of shares of Arcada Capital Stock outstanding on the Arcada Record Date) "for" and "against" the Merger and the Merger Agreements in the same proportion as the aggregate vote of the other Arcada stockholders.

    If the Merger is consummated, holders of Arcada Capital Stock who do not vote in favor of the Merger will be entitled to certain appraisal rights under Delaware Law with respect to each of their shares of Arcada Capital Stock for which they properly perfect such rights ("Dissenting Shares"). Such appraisal rights are described under "The Merger -- Dissenters' Appraisal Rights." Under the Reorganization Agreement, Seagate is not obligated to consummate the Merger if holders of more than two percent of the outstanding Arcada Capital Stock either have exercised or continue to have the right to exercise such appraisal rights.

ABSTENTIONS

    If an executed Arcada proxy is returned and the stockholder has specifically abstained from voting on any matter, the shares represented by such proxy will be considered present at the Special Meeting for purposes of determining a quorum. Since the required vote of the Arcada stockholders is based upon the number of outstanding shares of Arcada capital stock, abstentions will have the same effect as a vote against approval and adoption of the Merger Agreements and against approval of the Merger.

SOLICITATION OF PROXIES AND EXPENSES

    Arcada will bear the cost of the solicitation of proxies in the enclosed form from its stockholders. In addition to solicitation by mail, the directors, officers and employees of Arcada may solicit proxies from stockholders by telephone, telegram, letter, facsimile or in person. Following the original delivery of the proxies and other soliciting materials, Arcada will request that custodians, nominees and other record holders forward copies of the proxy and other soliciting materials to persons for whom they hold shares of Arcada capital stock and request authority for the exercise of proxies. In such cases, Arcada, upon the request of the record holders, will reimburse such record holders for their reasonable expenses.

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
                      THE MERGER AND RELATED TRANSACTIONS

    This section of the Proxy Statement/Prospectus describes certain aspects of the proposed Merger. The following description does not purport to be complete and the discussion in this Proxy Statement/ Prospectus of the Merger and the description of the principal terms of the Merger Agreements are subject to and qualified in their entirety by reference to the Reorganization Agreement and the Merger Agreement, copies of which are attached to this Proxy
Statement/Prospectus as Appendices A and B, respectively, and the other appendices hereto, all of which are incorporated herein by reference. All holders of Arcada Capital Stock are urged to read the Reorganization Agreement, the Merger Agreement and the other appendices in their entirety.

GENERAL

    The Merger Agreements provide for the merger of a newly-formed, wholly-owned subsidiary of Seagate ("Sub") with and into Arcada, with Arcada being the surviving corporation of the Merger and becoming an indirect wholly-owned subsidiary of Seagate. Subsequent to the Seagate/Conner Merger, Seagate will contribute the capital stock of Sub to Conner, which at that time will be a wholly-owned subsidiary of Seagate, and Sub will then become a wholly-owned subsidiary of Conner. The Arcada Certificate of Incorporation will be the Certificate of Incorporation of the surviving corporation in the Merger until further amended as provided therein and in accordance with applicable law. The Bylaws of Sub as in effect immediately prior to the Merger will be the Bylaws of the surviving corporation until further amended as provided therein and in accordance with applicable law. The directors of Sub immediately prior to the Merger will be the initial directors of the surviving corporation and the officers of Sub immediately prior to the Merger will be the initial officers of the surviving corporation. If the Merger is completed, holders of Arcada Capital Stock other than Conner will no longer hold any interest in Arcada other than through their interest in shares of Seagate Common Stock. The stockholders of Arcada will become stockholders of Seagate (as described below) and their rights will be governed by Seagate's Certificate of Incorporation and Bylaws.

    EFFECTIVE TIME OF THE MERGER. The Merger will become effective upon the filing of the properly executed Merger Agreement with the Secretary of State of Delaware (the "Effective Time"). The Merger Agreements provide that the parties thereto will use all reasonable efforts to cause the Merger Agreement to be filed as soon as practicable after the holders of Arcada Capital Stock have approved and adopted the Merger Agreements, all required regulatory approvals and actions have been obtained or taken and all other conditions to the consummation of the Merger, including the consummation of the Seagate/Conner Merger, have been satisfied or waived. See "-- The Seagate/Conner Merger," "-- Regulatory Approvals Required" and "-- Conditions to Consummation of the Merger." There can be no assurance that the conditions precedent to the Merger will be satisfied. Moreover, the Merger Agreements may be terminated by either Seagate or Arcada or Azzouz under various conditions as specified in the Merger Agreements or automatically if the Seagate/Conner Reorganization Agreement is terminated. See "-- Termination, Amendment and Waiver." Therefore, there can be no assurance as to whether or when the Merger will become effective.

    CONVERSION OF SHARES. Upon the consummation of the Merger, each then outstanding share of Arcada Capital Stock other than shares held directly or indirectly by Conner will automatically be converted at the Exchange Ratio into
0.1545 of a share of Seagate Common Stock. The Exchange Ratio is subject to adjustment as described below under "Adjustment of Exchange Ratio." Treasury shares and all shares of Arcada Capital Stock held directly or indirectly by Conner (excluding the 2,087,500 shares of Arcada Common Stock subject to the Conner Arcada Options) will not be so converted, but will remain outstanding. No fractional shares of Seagate Common Stock will be issued in the Merger. The Merger Agreements provide that, in lieu of any fractional share, each Arcada stockholder who would otherwise be entitled to receive a fraction of a share of Seagate Common Stock will receive an amount of cash equal to the per share market value of Seagate Common Stock (based on the last sale price of a share of Seagate Common Stock as reported on the NYSE composite tape at the Effective
Time) multiplied by the fraction of a share of Seagate Common Stock to which the stockholder would otherwise be entitled. Based upon the number of shares of Seagate Common Stock and Arcada Capital Stock outstanding at December 21, 1995, an aggregate of approximately 1,251,303 shares of Seagate Common Stock would be issued in connection with the Merger, representing approximately 1.3% of the total number of shares of Seagate Common Stock outstanding after giving effect to such issuance and after giving effect to the issuance of approximately 24,202,875 shares of Seagate Common Stock to the stockholders of Conner in the Seagate/Conner Merger.

    Because the Exchange Ratio will not increase or decrease due to fluctuations in the market price of the Seagate Common Stock, Arcada stockholders will not be compensated for decreases in the market price of Seagate Common Stock which could occur before the Effective Time. In the event that the market price of Seagate Common Stock decreases or increases prior to the Effective Time, the value at the Effective Time of the Seagate Common Stock to be received by Arcada stockholders in the Merger would correspondingly decrease or increase. The market prices of Seagate Common Stock as of a recent date are set forth herein under "Summary -- Market and Price Data for the Seagate and Arcada Common Stock," and Arcada stockholders are advised to obtain recent market quotations for Seagate Common Stock. No assurance can be given as to the market prices of Seagate Common Stock at any time before the Effective Time or at any time thereafter.

    ASSUMPTION OF OPTIONS. Upon consummation of the Merger, each outstanding Arcada Option will be assumed by Seagate and converted into an option to acquire such number of shares of Seagate Common Stock as the holder would have been entitled to receive had such holder exercised such Arcada Option in full immediately prior to the Effective Time, at an exercise price per share equal to the aggregate exercise price for the shares of Arcada Common Stock otherwise purchasable pursuant to such option immediately prior to the Effective Time divided by the number of full shares of Seagate Common Stock deemed purchasable pursuant to such option, with such exercise price rounded up to the nearest whole cent. To avoid fractional shares, the number of shares of Seagate Common Stock subject to an assumed Arcada Option will be rounded down to the nearest whole share. The vesting, duration and other terms of the new option will otherwise be the same as those of the Arcada Option. In addition to the outstanding Arcada Options, there are outstanding Conner Arcada Options granted by Conner to purchase an aggregate of 2,087,500 shares of Arcada Common Stock issuable upon conversion of Arcada Series A Preferred Stock held by Conner. Coincident with the Merger, with the consent of the holder of any outstanding Conner Arcada Option such Conner Arcada Option will be converted into an option to acquire such number of shares of Seagate Common Stock as the holder would have been entitled to receive had such holder exercised such Conner Arcada Option in full immediately prior to the Effective Time, at an exercise price per share equal to the aggregate exercise price for the shares of Arcada Common Stock otherwise purchasable pursuant to such option immediately prior to the Effective Time divided by the number of full shares of Seagate Common Stock deemed purchasable pursuant to such option, with such exercise price rounded up to the nearest whole cent. Based upon the number of Arcada Options and Conner Arcada Options outstanding at December 21, 1995, an additional 935,247 shares of Seagate Common Stock would be reserved for issuance to holders such options. As soon as practicable after the Effective Time, Seagate will file a registration statement on Form S-8 with the Commission with respect to the shares of Seagate Common Stock subject to the assumed Arcada Options and converted Conner Arcada Options. In addition, if the Seagate/Conner Merger is consummated and the Merger Agreements are terminated, with the consent of the holder of any outstanding Conner Arcada Option such Conner Arcada Option will similarly be converted into an option exercisable for Seagate Common Stock.

    ADJUSTMENT OF EXCHANGE RATIO. The Merger Agreements provide that the maximum number of shares of Seagate Common Stock that will be issued in the Merger or reserved for issuance upon exercise of Arcada Options and Conner Arcada Options assumed by Seagate in the Merger shall be equal to (i) 2,192,441 shares of Seagate Common Stock plus (ii) a number of shares of Seagate Common Stock equal to the product of (A) the Exchange Ratio times (B) the number of shares of Arcada Common Stock subject to additional Arcada Options issued between October 3, 1995 and the Effective Time. Pursuant to the Reorganization Agreement, Arcada has covenanted that it will not,

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
without Seagate's prior written consent, grant Arcada Options to purchase in excess of an aggregate of 200,000 shares of Arcada Common Stock plus shares of Arcada Common Stock returned to the Arcada 1994 Stock Option Plan or the Conner Arcada Plan after October 3, 1995. See "-- Representations and Warranties; Covenants." Additional Arcada Options issued pursuant to such provision of the Reorganization Agreement or issued with the consent of Seagate are referred to in this Proxy Statement/Prospectus as "Additional Permitted Arcada Options." The Merger Agreements provide that in the event that immediately prior to the closing of the transactions contemplated by the Merger Agreements, the outstanding shares of Arcada Capital Stock not held by Conner, including shares subject to Arcada Options and shares subject to Conner Arcada Options is greater than the sum of (i) 14,190,555 plus (ii) the number of shares subject to Additional Permitted Arcada Options, the Exchange Ratio shall be proportionately decreased.

BACKGROUND OF THE MERGER

    In the spring and summer of 1995, Arcada's management considered and began the process of preparing Arcada for an initial public offering of Arcada Common Stock.

    In June of 1995, representatives of management of Seagate discussed with representatives of management of Conner a number of possible transactions, including a possible acquisition by Seagate of Arcada, the possibility of a commercial relationship concerning Conner's and Seagate's heads and media operations, and a transaction combining Conner and Seagate. These discussions evolved into negotiations that led to the Seagate/Conner Merger. On September 12, 1995, Mr. Azzouz was informed by P. Jackson Bell, Executive Vice President and Chief Financial Officer of Conner and a director of Arcada, that Conner and Seagate were involved in confidential negotiations concerning a possible business combination of the two companies pursuant to which Conner would be merged with a subsidiary of Seagate. Thereafter, Mr. Azzouz inquired whether Conner would object if Mr. Azzouz were to engage, on behalf of the stock and option holders of Arcada other than Conner, in negotiations with Seagate regarding the acquisition by Seagate, following the Seagate/Conner Merger, of the interests in Arcada other than those held by Conner. After consultation with Seagate, Conner informed Mr. Azzouz that it would have no objection to such negotiations.

    In September 1995, Arcada retained Irell & Manella to represent Arcada with respect to the interests of its independent stockholders and holders of options other than Conner (the "Arcada Minority Stockholders") in connection with the potential acquisition by Seagate of such stock and options. Thereafter, Mr. Azzouz and Seagate, through its financial advisor, Morgan Stanley, engaged in negotiations which resulted in an understanding whereby Seagate would acquire the interests of the Arcada Minority Stockholders in Arcada in exchange for Seagate Common Stock at an Exchange Ratio of 0.1545 shares of Seagate Common Stock for each outstanding share of Arcada Capital Stock, and each share of Arcada Capital Stock issuable upon exercise of Arcada Options or Conner Arcada Options. This understanding, and the material terms of the Merger, were memorialized in a nonbinding letter of intent dated October 3, 1995 among Seagate, Arcada, Mr. Azzouz and certain other shareholders of Arcada.

    Between  October  3, 1995  and December  21,  1995, Mr.  Azzouz and  Irell &
Manella and Seagate and its counsel negotiated the specific terms of the Reorganization Agreement and related agreements, and the Reorganization Agreement was executed on December 21, 1995.

REASONS FOR THE MERGER

    REASONS OF SEAGATE FOR THE MERGER

    In reaching its conclusion to approve the Seagate/Conner Merger, the Seagate Board identified the potential benefit to Seagate of an expanded storage management software business that will result from the Seagate/Conner Merger. In this regard, Seagate believes that Arcada will complement and strengthen Seagate's existing software product line by expanding its products, technology and customer base, and by providing important synergies for new product development.

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
    Conner owns approximately 79.4% (approximately 68.6% on a fully diluted basis) of the Arcada Capital Stock. After the Seagate/Conner Merger, Seagate's ownership of Arcada will remain subject to the interests of the current stockholders of Arcada other than Conner. Certain of such stockholders have rights pursuant to the Stockholders' Rights Agreement, including the right to require Arcada, on not more than two occasions, to file a registration statement under the Securities Act in order to register the shares of Arcada Capital Stock held by them or, in the alternative, the right, in certain instances, to require Arcada to purchase all or a portion of the Arcada Capital Stock held by them. See "-- Termination of Stockholders' Rights Agreement." Seagate desires to own 100% of the Arcada Capital Stock so that its interest in Arcada is not subject to the interests of the minority stockholders of Arcada or to the rights of such stockholders pursuant to the Stockholders' Rights Agreement. Seagate's reason for the Merger is to acquire the remaining interest in Arcada that is not already owned by Conner.

    REASONS OF ARCADA FOR THE MERGER

    In reaching its decision to approve the Reorganization Agreement and the Merger Agreement, the Arcada Board considered, among other things, the following factors:

        1. The Arcada Board members other than Azzouz considered the fact that Azzouz, as representative of the Arcada Minority Stockholders, had sought to negotiate a transaction pursuant to which the interests in Arcada held by the Arcada Minority Stockholders would be acquired by Seagate;

        2. The Arcada Board members other than Azzouz considered the fact that the Exchange Ratio had been negotiated and approved by the holder of 6,144,000 shares of Arcada Capital Stock (6,194,000 shares of Arcada Capital Stock, including shares issuable upon exercise of Arcada Options), which constitute approximately 76% of the total outstanding shares of Arcada Capital Stock held by the Arcada Minority Stockholders (44% of the total shares of Arcada Capital Stock held by the Arcada Minority Stockholders, including shares issuable upon exercise of Arcada Options and Conner Arcada Options).

        3. The Arcada Board considered the facts that the Merger is conditioned upon approval of the Merger Agreements by the holders of a majority of the outstanding voting power of the Arcada Capital Stock, and that Conner had agreed that the shares held by Conner would be voted for and against the Merger in the same proportion as the shares held by the Arcada Minority Stockholders;

        4. The Board considered the fact that statutory appraisal rights would be available to holders of outstanding Arcada Capital Stock that object to the Merger and properly perfect such appraisal rights under the DGCL, and that Seagate's obligation to consummate the Merger is conditioned upon, among other things, holders of not more than 2% of the outstanding Arcada Capital Stock exercising (or continuing to have the right to exercise) such rights;

        5. The Arcada Board considered the opportunity for Arcada stockholders to obtain liquidity with respect to their Arcada investment through a transaction which is designed to be tax-free to Arcada's stockholders;

        6. The Arcada Board considered the current and recent prices of the Seagate Common Stock and that the Exchange Ratio for the interests in Arcada held by the Arcada Minority Stockholders implied a value of approximately $325.5 million for all of Arcada, based on the closing price of the Seagate Common Stock on September 19, 1995;

        7. The Arcada Board considered its knowledge of the business, operations, properties, assets, financial condition and operating results of Arcada;

        8. The Arcada Board considered its knowledge of the businesses, technology, products, operations, financial condition and prospects of Seagate, including as a result of Conner's due diligence investigation of Seagate;

        9.  The Arcada Board considered Arcada's future prospects;

        10. The Arcada Board considered the terms and conditions of the Reorganization Agreement and the Merger Agreement, which were the product of extensive arms'-length negotiations; and

        11. The Arcada Board considered the fact that the Merger is conditioned upon consummation of the Seagate/Conner Merger.

    The foregoing discussion of the information and factors considered by the Arcada Board is not intended to be exhaustive but is believed to include all material factors considered by the Arcada Board. In view of the variety of factors considered in connection with its evaluation of the Merger, the Arcada Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Arcada Board may have given different weights to different factors. The Arcada Board voted unanimously to recommend to the holders of Arcada Common Stock that the Merger Agreements be approved. For a discussion of the interests of certain members of Arcada's management and the Arcada Board in the Merger, see "-- Interests of Certain Persons in the Merger."

ARCADA BOARD RECOMMENDATION

    THE ARCADA BOARD HAS APPROVED THE MERGER AGREEMENTS AND THE MERGER AND BELIEVES THAT THE TERMS OF THE MERGER AGREEMENTS ARE FAIR TO, AND THAT THE MERGER IS IN THE BEST INTERESTS OF, ARCADA AND ITS STOCKHOLDERS AND THEREFORE RECOMMENDS THAT THE HOLDERS OF ARCADA CAPITAL STOCK VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENTS.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    AZZOUZ NONCOMPETITION AGREEMENT. Mr. Azzouz is currently a party to a noncompetition agreement with Arcada, pursuant to which he may not engage in the business of developing or selling data protection or storage management software through January 5, 1997. However, the obligation of Seagate to consummate the Merger is conditioned upon the delivery of the Noncompetition Agreement by Azzouz, which will supersede Mr. Azzouz' existing noncompetition agreement with Arcada. If the Merger is not consummated, the Noncompetition Agreement will not be executed and the existing agreement will remain in effect. Under the Noncompetition Agreement, if Mr. Azzouz' employment with Seagate or Arcada is terminated by Seagate or Arcada without cause (as defined in the Noncompetition Agreement) or by Mr. Azzouz due to a constructive termination (as defined in the Noncompetition Agreement) by Seagate or Arcada, Seagate must either release Mr. Azzouz from his obligations under the Noncompetition Agreement or pay Mr. Azzouz for the remaining portion of the Noncompetition Period, based on an amount equal to his base salary plus cash bonus (but not to exceed $300,000). See "-- Azzouz Noncompetition Agreement."

    TERMINATION OF STOCKHOLDERS' RIGHTS AGREEMENT. Mr. Azzouz is currently a party to the Stockholders' Rights Agreement with Conner and Arcada, pursuant to which Mr. Azzouz has certain rights and obligations relating to Arcada Capital Stock. If the Merger is consummated, the Stockholders' Rights Agreement, and all of Mr. Azzouz' rights and obligations thereunder, will terminate. If the Merger is not consummated, the Stockholders' Rights Agreement, and all of Mr. Azzouz' rights and obligations thereunder, will remain in effect. See "Additional Information Regarding Arcada -- Stockholders' and Registration Rights Agreement."

    AZZOUZ EMPLOYMENT AGREEMENT. Mr. Azzouz currently serves as the President and Chief Operating Officer of Arcada Software pursuant to the terms of an Employment Agreement dated January 5, 1994 (the "Azzouz Employment Agreement"). The Azzouz Employment Agreement is terminable by either party upon thirty days' prior written notice. However, if Mr. Azzouz terminates his employment without good reason or Arcada Software terminates Mr. Azzouz' employment for cause (each as defined in the Azzouz Employment Agreement) before January 5, 1997, Arcada will have the right to repurchase a declining percentage of Mr. Azzouz' shares of Arcada Preferred Stock (or any shares of

Arcada Common Stock acquired upon conversion thereof). If such a termination occurred on the date hereof, this option would give Arcada the right to repurchase 1,176,000 of Mr. Azzouz' shares of Arcada Preferred Stock, at a price of $2.45 per share (or an aggregate price of $2,881,200). If the Merger is consummated, the Azzouz Employment Agreement (including Arcada's repurchase option on Mr. Azzouz' shares) will terminate in all respects. If the Merger is not consummated, the Azzouz Employment Agreement will continue in effect.

    AZZOUZ STANDSTILL AGREEMENT. The Reorganization Agreement provides that, if the Merger is consummated, Mr. Azzouz will not sell, offer to sell, pledge, hypothecate or otherwise dispose of, in the aggregate, (i) more than fifty percent (50%) of the total number of shares of Seagate Common Stock received by Mr. Azzouz (the "Azzouz Shares"), including shares of Seagate Common Stock subject to Arcada Options assumed by Seagate in the Merger, prior to the first anniversary of the Effective Time and (ii) more than seventy-five percent (75%) of the Azzouz Shares prior to the second anniversary of the Effective Time.

    INDEMNIFICATION AND INSURANCE. The Reorganization Agreement provides that the Bylaws and Certificate of Incorporation of the surviving corporation in the Merger shall contain provisions regarding indemnification identical to those in the Arcada Certificate of Incorporation and the Arcada Bylaws and that such provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Directors or officers of Arcada. The Reorganization Agreement also provides that the directors and officers of Arcada and its subsidiaries at the Effective Time will be third-party beneficiaries of certain provisions of the Seagate/Conner Reorganization Agreement. These provisions require Seagate or the surviving corporation in the Seagate/Conner Merger to maintain directors' and officers' liability insurance comparable to Conner's current policy for three years after the Seagate/Conner Merger or to purchase a three-year extended reporting period endorsement (i.e. "tail coverage") under Conner's existing policy.

    INTERESTS IN ARCADA CAPITAL STOCK AND OPTIONS. As of the Arcada Record Date, Mr. Azzouz held an aggregate of 6,144,000 shares of Arcada Capital Stock and unexercised options to acquire from Arcada an additional 50,000 shares of Arcada Capital Stock. In addition, under the terms of Arcada's stock option plan, all shares acquired pursuant to the exercise of stock options are subject to a right of first refusal in favor of Arcada. This right of first refusal automatically terminates immediately upon a merger involving a public company or 90 days after an initial public offering by Arcada. As a result, Arcada's right of first refusal on shares of Arcada Capital Stock acquired by Mr. Azzouz pursuant to the exercise of stock options will terminate upon consummation of the Merger. Mr. Azzouz currently holds 500,000 shares of Arcada Common Stock acquired pursuant to the exercise of stock options and holds options to acquire an additional 50,000 shares of Arcada Common Stock.

    As of the Arcada Record Date, Messrs. F. Conner and P. Jackson Bell (both directors and officers of Arcada) held options to acquire from Conner 600,000 and 300,000, respectively, of the shares of Arcada Common Stock issuable upon conversion of the Arcada Preferred Stock held by Conner. These Conner Arcada Options held by Messrs. Conner and Bell are unvested but will vest in full upon consummation of the Seagate/Conner Merger.

    Based upon the closing sale price of the Seagate Common Stock on the Arcada Record Date of $ , and assuming the exercise of outstanding Arcada Options and Conner/Arcada Options exercisable upon consummation of the Merger, the aggregate dollar value of Seagate Common Stock to be received in the Merger by the executive officers and directors of Arcada, less the aggregate exercise
price of such options, is approximately $      .

    The foregoing interests of the directors and certain members of management of Arcada in the Merger may mean that such persons have personal interests in the Merger which may not be identical to the interests of other stockholders.

REPRESENTATIONS AND WARRANTIES; COVENANTS

    Under the Reorganization Agreement, Azzouz and Arcada made representations and warranties to Seagate relating to the following matters: (i) Arcada's organization and similar corporate matters and the organization and similar corporate matters regarding the subsidiaries of Arcada; (ii) the capital structure of Arcada; (iii) the authorization, execution, delivery, performance and enforceability of the Merger Agreements and related matters; (iv) the approval of the Merger Agreements by the Arcada Board; (v) the absence of required consents or approvals, violations of any instruments, orders or laws and conflicts under the Arcada Certificate of Incorporation and the Arcada Bylaws; and (vi) the nature of brokerage or finders' fees or agents' commissions or any similar charges incurred in connection with the Merger Agreements or the transactions contemplated thereby. In addition, Azzouz made certain additional representations and warranties to Seagate relating to the following matters: (i) the absence of material litigation or material undisclosed liabilities regarding Arcada; (ii) title to intellectual property and certain other intellectual property matters; and (iii) the accuracy of information supplied by each of Arcada and Azzouz in connection with the preparation of this Proxy Statement/Prospectus and the related Registration Statement.

    Under the Reorganization Agreement, Seagate made representations and warranties to Arcada and Azzouz relating to the following matters: (i) Seagate's organization and similar corporate matters; (ii) the authorization, execution, delivery, performance and enforceability of the Merger Agreements and related matters; (iii) the absence of required consents or approvals, violations of any instruments, orders or laws and conflicts under the Seagate Certificate of Incorporation or Seagate Bylaws; (iv) the documents filed with the Commission by Seagate and the accuracy of the information contained therein; (v) the absence of material undisclosed obligations; (vi) the accuracy of information supplied by Seagate in connection with the preparation of this Proxy Statement/Prospectus and the related Registration Statement; and (vii) the issuance of Seagate Common Stock in the Merger.

    Pursuant to the Conner/Arcada Letter Agreement, Conner has made certain representations and warranties to Arcada and Azzouz with respect to the shares of Arcada Common Stock reserved, and options outstanding, under the Conner Arcada Plan, and with respect to certain other options, warrants, calls, rights, commitments or agreements concerning the capital stock of Arcada to which Conner is a party or by which Conner is bound. Pursuant to the Conner/Arcada Letter Agreement, Conner has also agreed, but subject to and only after consummation of the Seagate/Conner Merger, to make, prior to the effectiveness of the Proxy Statement/Prospectus, and again immediately prior to the Effective Time, certain additional representations. In addition, Conner has agreed to (i) vote its shares of Arcada Capital Stock at the Special Meeting "for" and "against" the approval and adoption of the Merger Agreements, in the same proportion as the aggregate vote of the other stockholders of Arcada and (ii) subject to and after consummation of the Seagate/Conner Merger, to cause its representatives on the Arcada Board to abstain with respect to any decisions or votes relating to the Merger or the Merger Agreements, including, without limitation, any decisions or votes relating to the waiver of any condition precedent to Arcada's obligation to consummate the Merger or the exercise of any right to terminate the Merger Agreements. Conner's obligations enumerated in the preceding sentence automatically terminate if the Seagate/Conner Reorganization Agreement is terminated for any reason. In addition, Conner has acknowledged in the Conner/Arcada Letter Agreement that Azzouz has at all times served as a director of Arcada and its subsidiary at the request of Conner and that, accordingly, Azzouz is entitled to indemnification pursuant to the Bylaws of Conner.

    Each party to the Reorganization Agreement has agreed promptly to notify the other of the occurrence or non-occurrence of any event likely to cause any representation or warranty to be untrue or inaccurate in any material respect at or prior to the Effective Time and of any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Reorganization Agreement.

    Arcada covenanted that it will not, without Seagate's prior written consent, issue any additional shares of, or grant any additional rights to acquire shares of Arcada Capital Stock to any person, other than the issuance of shares of Arcada Common Stock upon the exercise of Arcada Options outstanding as of October 3, 1995 and the granting of Arcada Options to purchase up to an aggregate of 200,000 shares of Arcada Common Stock (plus shares of Arcada Common Stock returned to the Arcada 1994 Stock Option Plan or the Conner Arcada Plan after October 3, 1995 upon termination of the employment of optionee in the ordinary course of business consistent with past practice). The Reorganization Agreement provides that any such additional Arcada Options granted shall be granted only to employees of Arcada and shall have an exercise price per share equal to 100% of the fair market value per share of Arcada Common Stock on the date of grant as determined by the Board of Directors of the company granting such option.

    Seagate has agreed to provide employees of Arcada and its subsidiaries with credit for all service with such companies for purposes of vesting and eligibility under any employee benefit plan, program or arrangement of Seagate or its affiliates.

    Seagate has also made certain covenants regarding Arcada's existing indemnification agreements, maintenance of directors' and officers' liability insurance and the indemnification provisions of the certificate of incorporation and bylaws of the surviving corporation in the Merger. See "-- Interests of Certain Persons in the Merger -- Indemnification and Insurance."

AZZOUZ NONCOMPETITION AGREEMENT

    The obligation of Seagate to consummate the Merger is subject to the condition that Mr. Azzouz shall have executed and delivered to Seagate the Noncompetition Agreement. The Noncompetition Agreement provides that beginning at the Effective Time of the Merger and continuing until the later of (i) one year after the date of a voluntary or involuntary termination of Mr. Azzouz' employment with Seagate or any direct or indirect subsidiary of Seagate, including Arcada (a "Seagate Entity"), and (ii) two years after the effective date of the Merger (the "Noncompete Period"), Mr. Azzouz will not, directly or indirectly, whether as an employee, consultant, proprietor, partner, director or otherwise, engage anywhere in the world in, or have any ownership interest in (except for ownership of five percent or less of any entity whose securities are registered under the Exchange Act), or participate in the financing, operation, management or control of any firm, corporation or business that engages in the storage management software market, including, but not limited to, the development, design, manufacture, distribution or resale of backup/restore, archival, hierarchical storage management or disaster recovery planning software, or related devices for DOS, Novell NetWare, Microsoft Windows,
Microsoft Windows 95, Microsoft Windows NT, OS/2, Macintosh OS and Unix platforms. In addition, the Noncompetition Agreement provides that during the Noncompete Period Mr. Azzouz will not, directly or indirectly, (i) solicit, encourage or take any other action which is intended to induce any employee of any Seagate Entity to terminate his or her employment with such Seagate Entity, or (ii) interfere in any manner with the contractual employment relationship between any Seagate Entity and any employee of a Seagate Entity. The Noncompetition Agreement further provides that after the Effective Time, Mr. Azzouz will not use the name "Arcada," either alone or with any other words or with any combination of letters, as the name of a hardware, software or other product in the storage management market or in the name of a product in the computer, computer peripherals, networking or telecommunications hardware or software markets. The Noncompetition Agreement provides that in the event Seagate or Arcada terminates Mr. Azzouz' employment with Seagate or Arcada other than for "Cause" (as defined below), or if Mr. Azzouz terminates his employment with Seagate or Arcada as a result of a "Constructive Termination" (as defined in the Noncompetition Agreement), Seagate will, by written notice to Mr. Azzouz, elect to either (i) continue to pay Mr. Azzouz for the remaining portion of the Noncompete Period, an amount equal to his base salary plus cash bonus received during the preceding twelve months (not to exceed $300,000 in the aggregate), or
(ii) terminate the noncompete provisions of the Noncompetition Agreement such that they are of no further force and effect. For purposes of the Noncompetition Agreement, "Cause" is defined as (i) the willful and continued failure by Mr. Azzouz to perform his duties with any Seagate Entity in any material respect after a written demand for performance is delivered to Mr. Azzouz and Mr. Azzouz fails to rectify the deficiency within ten days of receipt of such written notice, or (ii) the willful engaging and continued engaging by Mr. Azzouz in conduct which is materially injurious to any Seagate Entity after written notice and failure by Mr. Azzouz to cease and correct such conduct within ten days of receipt of such written notice, or (iii) the commission of a felony or an act of fraud against, or the misappropriation of property belonging to any Seagate Entity or (iv) the breach in any material respect of any confidentiality or proprietary information agreement between Mr. Azzouz and any Seagate Entity.

CONDITIONS TO CONSUMMATION OF THE MERGER

    In addition to the approval of the stockholders of Arcada sought hereby, the obligations of Seagate, Arcada and Azzouz to consummate the Merger are subject to the satisfaction of the following conditions: (i) the effectiveness and the absence of any stop orders or proceedings seeking a stop order with respect to the Registration Statement; (ii) the absence of any temporary restraining order, preliminary or permanent injunction, or other legal restraint or prohibition issued or pending by any court or governmental authority, or any action taken or any statute or regulation that would prohibit or render illegal the consummation of the Merger; (iii) the consummation of the Seagate/Conner Merger; and (iv) the expiration or termination of any waiting period applicable to the consummation of the Merger under the HSR Act. See "-- Regulatory Approvals Required." Each party's obligations to consummate the Merger are also conditioned upon the accuracy of the representations and warranties made by the other party (without regard to materiality qualifiers) except such inaccuracies as would not have a material adverse effect individually or in the aggregate; the performance in all material respects by the other party of its covenants and obligations under the Merger Agreements; and the absence of specified material adverse changes in the business of the other.

    The obligations of Arcada and Azzouz to consummate the Merger are further conditioned upon the receipt of a written opinion from the legal counsel of Arcada to the effect that the Merger should constitute a reorganization within the meaning of Section 368(a) of the Code; the authorization for listing on the NYSE, upon official notice of issuance, of the shares of Seagate Common Stock to be issued in the Merger; and the execution by Conner of the Conner/Arcada Letter Agreement. The obligation of Seagate to consummate the Merger are further subject to the conditions that holders of not more than two percent (2%) of the outstanding Arcada Capital Stock shall exercise, or shall continue to have the right to exercise, appraisal rights with respect to the transactions contemplated by the Reorganization Agreement; that the Conner Arcada Plan shall have been amended as specified and that the persons effected thereby shall have executed such amendment; and that Arcada and Azzouz shall have executed and delivered the Noncompetition Agreement.

THE SEAGATE/CONNER MERGER

    In October 1995, Seagate and Conner entered into the Seagate/Conner Reorganization Agreement pursuant to which, among other things, Conner would be acquired by Seagate by means of the merger of a newly-formed, wholly-owned subsidiary of Seagate with and into Conner, with Conner being the surviving corporation and becoming a wholly-owned subsidiary of Seagate. Pursuant to the Seagate/Conner Merger, each outstanding share of Common Stock of Conner ("Conner Common Stock") will be converted into the right to receive 0.442 of a share of Seagate Common Stock. In addition, as a result of the Seagate/Conner Merger, each outstanding option to purchase Conner Common Stock will be assumed by Seagate and converted into an option to acquire shares of Seagate Common Stock. Each outstanding share of Seagate Common Stock will remain outstanding and unchanged following the Seagate/Conner Merger. Based upon the number of shares of Seagate Common Stock and Conner Common Stock outstanding at December 15, 1995, an aggregate of approximately 24,202,875 shares of Seagate Common Stock would be issued in connection with the Seagate/ Conner Merger, representing approximately 24.9% of the total number of shares of Seagate Common Stock outstanding after giving effect to such issuance. Based upon the number of options to purchase Conner Common Stock outstanding at December 15, 1995, an additional 2,848,683 shares of Seagate Common Stock would be reserved for issuance to holders of such Conner options in connection with Seagate's assumption of such options. It is a condition to the obligations of Seagate, Arcada and

Azzouz to consummate the Merger, that the Seagate/Conner Merger shall have been consummated. If the Seagate/Conner Merger is not consummated, the Merger Agreements will be terminated and the Merger will not be consummated.

    Consummation  of  the  Seagate/Conner  Merger  is  subject  to  a  number of conditions which, if not satisfied or waived, could cause the Seagate/Conner Merger not to be consummated and the Seagate/ Conner Reorganization Agreement to be terminated. Seagate's and Conner's obligations to consummate the Seagate/Conner Merger are conditioned upon, among other things, the approval by the stockholders of Seagate of the issuance of Seagate Common Stock in the Seagate/Conner Merger, the approval by the stockholders of Conner of the Seagate/Conner Reorganization Agreement and the related merger agreement, the accuracy of each party's representations, each party's performance of its obligations under the Seagate/Conner Reorganization Agreement and the related merger agreement, the receipt of letters dated as of the effective date of the Seagate/Conner Merger from the independent auditors of both Seagate and Conner regarding the appropriateness of pooling of interests accounting for the Seagate/Conner Merger under Accounting Principles Board Opinion No. 16, the receipt of written opinions from the legal counsel of both Seagate and Conner to the effect that the Seagate/Conner Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, the absence of any legal action preventing consummation of the Merger and the authorization for listing on the NYSE, upon official notice of issuance, of the shares of Seagate Common Stock to be issued in the Seagate/Conner Merger.

    The Seagate/Conner Reorganization Agreement may be terminated any time before the effective time of the Seagate/Conner Merger, before or after approval of the issuance of Seagate Common Stock by the stockholders of Seagate and of the Seagate/Conner Reorganization Agreement and the related merger agreement by the stockholders of Conner (i) by mutual written consent of Seagate and Conner;
(ii) by Seagate or Conner if the Seagate/Conner Merger has not become effective on or before April 3, 1996 (unless the Seagate/Conner Merger has not been consummated due to an action having been instituted by the Department of Justice or FTC challenging or seeking to enjoin the consummation of the Seagate/Conner Merger, in which case such date shall be extended to June 3, 1996), unless caused by the action or failure to act of the party seeking to terminate the Seagate/Conner Reorganization Agreement in breach of such party's obligations thereunder; (iii) by Seagate or Conner if any court or governmental entity of competent jurisdiction shall (a) have taken any action having the effect of permanently restraining, enjoining or otherwise prohibiting the Seagate/Conner Merger, which action is final and nonappealable, or (b) seek to enjoin the Seagate/Conner Merger and the terminating party reasonably believes that the time period required to resolve such governmental action and the related uncertainty is reasonably likely to have a material adverse effect on either Seagate or Conner; (iv) by Seagate or Conner if the required approvals of the stockholders of Seagate or Conner are not obtained, unless caused by the action or failure to act of the party seeking to terminate the Seagate/Conner Reorganization Agreement in breach of such party's obligations thereunder; (v) by Seagate or Conner if Conner shall have accepted or recommended to the stockholders of Conner a superior proposal and, in the case of the termination of the Seagate/Conner Reorganization Agreement by Conner, Conner shall have paid to Seagate a breakup fee of $35 million; (vi) by Seagate if the Conner Board of Directors withdraws, modifies or refrains from making its recommendation for approval in respect of the Seagate/Conner Merger or if a third party acquires beneficial ownership of, or the right to acquire beneficial ownership of, at least 20% of Conner's outstanding voting equity securities; (vii) by Seagate or Conner upon a breach of any representation, warranty, covenant or agreement of the other party, or if any representation or warranty of the other party shall have become untrue, in either case such that the conditions to the consummation of the Seagate/Conner Merger would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in the representations and warranties or breach is curable by the party through the exercise of its reasonable efforts and for so long as such party continues to exercise such reasonable efforts, the other party may not terminate the Seagate/Conner Reorganization Agreement pursuant to this provision; or (viii) by Seagate, at any time if, as a result of any structural damage to the main manufacturing building at the Conner Penang facility, there is, or is reasonably expected to be, a cost to Conner (after insurance) in excess of $20,000,000 or a substantial cessation of operations at the Conner Penang facility for at least 15 work days.

    Because the Seagate/Conner Merger is subject to a number of as of yet unfulfilled conditions as described above, and because the Seagate/Conner Reorganization Agreement may be terminated as described above, there can be no assurance that the Seagate/Conner Merger will be consummated. As a result, there can be no assurance that this condition to the closing of the Merger will be satisfied.

REGULATORY APPROVALS REQUIRED

    Under the Reorganization Agreement, the obligations of Seagate, Arcada and Azzouz to consummate the Merger are subject to, among others, the following conditions: (i) the expiration or termination of any waiting period applicable to the consummation of the Merger under the HSR Act and (ii) no action having been instituted by any governmental entity challenging or seeking to challenge the consummation of the Merger, which action shall not have been withdrawn or terminated and (iii) no action shall have been taken which makes the consummation of the Merger illegal.

    Transactions such as the Merger are reviewed by the Department of Justice and the FTC to determine whether they comply with applicable antitrust laws. Under the provisions of the HSR Act, the Merger may not be consummated until such time as certain information has been furnished to the Department of Justice and the FTC and the specified waiting period requirements of the HSR Act have been satisfied. Pursuant to the HSR Act, on November 9, 1995, notification of the Merger was furnished and certain information was provided to the Department of Justice and the FTC. The specified waiting period requirements of the HSR Act were terminated by the FTC on November 17, 1995.

    At any time before or after the Effective Time, the Department of Justice, the FTC, state attorneys general or a private person or entity could challenge the Merger under antitrust laws and seek, among other things, to enjoin the Merger or to cause Seagate to divest itself, in whole or in part, of Arcada or of other businesses conducted by Seagate. Based on information available to them, Seagate and Arcada believe that the Merger will not violate federal, state or foreign antitrust laws. There can be no assurance, however, that a challenge to the Merger on antitrust grounds will not be made or that, if such a challenge is made, Seagate and Arcada would prevail or would not be required to accept certain conditions, possibly including certain divestitures or hold-separate agreements in order to consummate the Merger.

TERMINATION OF STOCKHOLDERS' RIGHTS AGREEMENT

    In the Reorganization Agreement, Seagate, Arcada and Azzouz have agreed that at the Effective Time, the Stockholders' Rights Agreement shall terminate and be of no further force and effect. As a result, in connection with the Merger, Azzouz will be relinquishing his rights and will be relieved of his obligations under the Stockholders' Rights Agreement. See "Additional Information Regarding Arcada -- Stockholders' and Registration Rights Agreement."

LIMITATION ON NEGOTIATIONS

    The Reorganization Agreement provides that Azzouz will not, directly or indirectly, solicit, conduct discussions with or engage in negotiations with any person, other than Seagate, or take any other action intended or designed to facilitate the efforts of any person, other than Seagate, relating to the possible acquisition (by any third party other than Seagate or Conner) of Arcada Capital Stock.

TERMINATION, AMENDMENT AND WAIVER

    The Merger Agreements may be terminated any time before the Effective Time, before or after approval of the Merger Agreements by the stockholders of Arcada
(i) by mutual written consent of Seagate, Arcada and Azzouz; (ii) automatically if the Seagate/Conner Reorganization Agreement shall have been terminated; (iii) by Arcada or Azzouz if the Merger shall not have been consummated at the end of the forty-fifth day following consummation of the Seagate/Conner Merger, provided, however, that such right to terminate shall not be available if any action or failure to act by Arcada or Azzouz has been the cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of the Reorganization Agreement; (iv) by Seagate, Arcada or Azzouz if there shall be a final nonappealable order of a federal or state court in effect preventing consummation of the Merger, or there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger by any governmental entity which would make the consummation of the Merger illegal; (v) by Seagate if there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger by any governmental entity, which would (a) prohibit Seagate's or Arcada's ownership or operation of all or a material portion of the business of Arcada or (b) compel Seagate or Arcada to dispose of or hold separate all or a material portion of the business or assets of Arcada or Seagate as a result of the Merger; (vi) by Seagate if it is not in breach of its obligations under the Reorganization Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in the Reorganization Agreement on the part of Arcada or Azzouz such that the conditions to the consummation of the Merger would not be satisfied or (vii) by Arcada or Azzouz if they are not in breach of their obligations under the Reorganization Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in the Reorganization Agreement on the part of Seagate such that the conditions to the consummation of the Merger would not be satisfied.

    In the event the Reorganization Agreement is terminated pursuant to any of the foregoing provisions, the Merger will be deemed abandoned and such termination will be without liability of any party thereto, including, without limitation, for any breaches of the Reorganization Agreement prior to its termination. As a result, termination is each party's sole and exclusive remedy for a breach of the Reorganization Agreement, except in the case of fraud. In the event of a termination of the Reorganization Agreement, the provisions of the Reorganization Agreement regarding fees and expenses and termination shall survive and remain in full force and effect. In addition, if the Seagate/Conner Merger is consummated and the Merger Agreements are terminated, with the consent of the holder of any outstanding Conner Arcada Option such Conner Arcada Option will be converted into an option exercisable for Seagate Common Stock.

    The Merger Agreements may be amended by Seagate, Arcada and Azzouz at any time before or after the approval of the Merger Agreements by the stockholders of Arcada, but after any such stockholder approval, no amendment may be made which by law requires the further approval of such stockholders without obtaining such further approval.

    At any time before the Effective Time, Seagate and Sub, on the one hand, and Arcada and Azzouz, on the other, may (i) extend the time for the performance of any of the obligations of the other parties under the Reorganization Agreement;
(ii) waive any inaccuracies in the representations and warranties of the other parties contained in the Reorganization Agreement or in any document delivered pursuant thereto; or (iii) waive compliance by the other parties with any of the agreements or conditions contained in the Reorganization Agreement.

CERTAIN FEDERAL INCOME TAX MATTERS

    In the opinion of Irell & Manella, the following discussion summarizes the material United States federal income tax consequences of the Merger to holders of Arcada Capital Stock. Such opinion is based upon certain assumptions and representations noted in the opinion attached as an Exhibit to the Registration Statement of which this Proxy Statement/Prospectus is a part. The following discussion is based on current law. The discussion does not address aspects of federal taxation other than income taxation, nor does it address all aspects of federal income taxation, including without limitation, aspects of federal income taxation that may be applicable to particular Arcada stockholders, such as stockholders who are dealers in securities, foreign persons or those who acquired their Arcada Capital Stock in a compensation transaction. In addition, it does not address the state, local or foreign tax consequences of the Merger, if any.

    HOLDERS OF ARCADA CAPITAL STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO EACH OF THEM, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND ANY PROPOSED CHANGES TO SUCH LAWS.

    Assuming the Merger qualifies as a reorganization under Section 368(a) of the Code, the following United States Federal income tax consequences will occur:

        (a) No gain or loss will be recognized by Seagate or Arcada in connection with the Merger;

        (b) No gain or loss will be recognized by a holder of Arcada Capital Stock who exchanges all of his shares of Arcada Capital Stock solely for shares of Seagate Common Stock in the Merger;

        (c) The aggregate basis of the shares of Seagate Common Stock to be received by an Arcada stockholder in the Merger (including any fractional share not actually received) will be the same as the aggregate basis of the shares of Arcada Capital Stock surrendered in exchange therefor;

        (d) The holding period of the shares of Seagate Common Stock to be received by an Arcada stockholder in the Merger will include the holding period of the shares of Arcada Capital Stock surrendered in exchange therefor, provided that such shares of Arcada Capital Stock are held as capital assets at the Effective Time; and

        (e) Cash payments in lieu of a fractional share will be treated as if a fractional share of Seagate Common Stock had been received in the Merger and then redeemed by Seagate. Such a redemption should qualify as a distribution in full payment in exchange for the fractional share rather than as a distribution of a dividend. Accordingly, an Arcada stockholder receiving cash in lieu of a fractional share will recognize gain or loss upon such payment equal to the difference, if any, between such stockholder's basis in the fractional share (as described in paragraph (c) above) and the amount of cash received. Such gain or loss will be a capital gain or loss if the Arcada Capital Stock is held as a capital asset at the Effective Time.

    It is a condition to the obligation of Arcada to consummate the Merger that Arcada receive an opinion (the "Tax Opinion") from Irell & Manella to the effect that, on the basis of certain facts, including facts derived from officers' certificates delivered by Seagate, Conner and Arcada, the Merger should be treated as a reorganization within the meaning of Section 368(a) of the Code ("Reorganization").

    No ruling has been or will be obtained from the Internal Revenue Service (the "Service") in connection with the Merger. The Tax Opinion is not binding on the Service or the courts, and no assurance can be given that the Tax Opinion would be followed if challenged by the Service.

    A successful IRS challenge to the Reorganization status of the Merger would result in Arcada stockholders being treated as if they sold their Arcada Capital Stock in a taxable transaction. In such event, each Arcada stockholder would recognize gain or loss with respect to each share of Arcada Capital Stock surrendered equal to the difference between the stockholder's basis in such share and the fair market value, as of the date the Merger becomes effective, of the Seagate Common Stock received in exchange therefor (plus any cash received for fractional shares). In such event, a stockholder's aggregate basis in the Seagate Common Stock so received would equal its fair market value, and the stockholder's holding period for such stock would begin the day after the Merger.

    Seagate has agreed to indemnify each stockholder of Arcada (other than Azzouz and Conner) with respect to the shares held at the time of the execution of the Merger Agreement in the event that the IRS successfully challenges the Reorganization status of the Merger, unless the cause of such successful challenge was (i) the disposition or intention to dispose of shares of Arcada stock prior to the Merger or Seagate Common Stock received in the Merger by one or more stockholders or (ii) the reporting of the Merger by such stockholder in a manner inconsistent with it being a Reorganization. The indemnity is intended to place each stockholder in the same economic position as such stockholder would be in had the Merger been treated as a Reorganization.

ACCOUNTING TREATMENT

    The Merger will be accounted for as a purchase, and accordingly, the acquired assets and liabilities pertaining to the minority interest in Arcada will be recorded at estimated fair values. Unaudited Pro Forma Combined Condensed Financial Statements presented herein assume the consummation of the Seagate/Conner Merger on a pooling-of-interest basis and reflect (i) the elimination of Arcada's minority interest, (ii) the estimated allocation of purchase price to the assets acquired, including goodwill and other intangibles,
(iii) the write-off of non-recurring charges related to in-process research and development and (iv) the effect of recurring charges relating to the Merger, primarily the amortization of goodwill and other intangibles. Under the purchase accounting method, goodwill and other intangibles in the amount of approximately $64.2 million will be capitalized and non-recurring charges of approximately $37.1 million relating to in-process research and development will be recorded in the quarter the Merger is consummated. These amounts are estimates based on a preliminary purchase price allocation and a value of $44.625 per share of Seagate Common Stock. The actual amounts recorded will vary based upon completion of the final purchase price allocation. The amortization of goodwill and other intangibles after the Merger will have an adverse effect on the results of operations of Seagate. See "Risk Factors -- Risks Related to the Merger and the Seagate/ Conner Merger" and "Unaudited Pro Forma Combined Condensed Financial Statements."

RESTRICTIONS ON RESALE OF SEAGATE COMMON STOCK

    The issuance of the shares of Seagate Common Stock to stockholders of Arcada upon consummation of the Merger has been registered under the Securities Act. Such shares may be traded freely without restriction by those stockholders who are not deemed to be "affiliates" of Arcada or Seagate, as that term is defined in the rules under the Securities Act.

    Shares of Seagate Common Stock received by those stockholders of Arcada who are deemed to be "affiliates" of Arcada may be resold without registration under the Securities Act only as permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Arcada agreed to use commercially reasonable efforts to have delivered to Seagate agreements by each stockholder of Arcada who is an affiliate of Arcada to the effect that such persons will not offer to sell, transfer, exchange, pledge or otherwise dispose of, or make any offer or agreement relating to any of the foregoing with respect to any of the shares of Seagate Common Stock distributed to them pursuant to the Merger except in compliance with Rule 145 under the Securities Act, or in a transaction that is otherwise exempt from the registration requirements of the Securities Act, or in an offering which is registered under the Securities Act. In such agreements, Seagate has covenanted that, for so long as is necessary to permit affiliates of Arcada to sell the shares of Seagate Common Stock received in the Merger, it will use its best efforts to file, on a timely basis, all reports required to be filed under the Exchange Act in order to afford such affiliates the ability to utilize Rule 145 and, to the extent applicable, Rule 144 under the Securities
Act. This Proxy Statement/Prospectus does not cover any resales of Seagate Common Stock received by persons who are deemed to be "affiliates" of Arcada.

    The Reorganization Agreement provides that, if the Merger is consummated, Mr. Azzouz will not sell, offer to sell, pledge, hypothecate or otherwise dispose of, in the aggregate, (i) more than fifty percent (50%) of the total number of shares of Seagate Common Stock received by Mr. Azzouz (the "Azzouz Shares"), including shares of Seagate Common Stock subject to Arcada Options assumed by Seagate in the Merger, prior to the first anniversary of the Effective Time and (ii) more than seventy-five percent (75%) of the Azzouz Shares prior to the second anniversary of the Effective Time.

DISSENTERS' APPRAISAL RIGHTS

    If the Merger is consummated, dissenting holders of Arcada Capital Stock may be entitled to have the "fair value" (exclusive of any element of value arising from the accomplishment or expectation of the Merger) of any Dissenting Shares at the Effective Time judicially determined and paid to them in cash by complying with the provisions of Section 262 of the DGCL. ANY HOLDER OF ARCADA CAPITAL STOCK THAT VOTES IN FAVOR OF THE MERGER WILL THEREBY WAIVE ALL RIGHTS TO APPRAISAL UNDER DELAWARE LAW.

    The  following  is a  brief summary  of  Section 262,  which sets  forth the procedures for dissenting from the Merger and demanding statutory appraisal rights, if such rights are available. This summary does not purport to be a complete statement of provisions of the DGCL relating to the rights of Arcada stockholders to an appraisal of the value of their shares, and Arcada stockholders are urged to read Section 262, the full text of which is attached as Appendix C. Failure to follow these procedures exactly could result in the loss of appraisal rights (if available). This Proxy Statement/Prospectus constitutes notice to holders of Arcada Capital Stock concerning the availability of appraisal rights under Section 262. Under Section 262, a stockholder of record wishing to assert appraisal rights must hold the shares of stock on the date of making a demand for appraisal rights with respect to such shares and must continuously hold such shares through the Effective Time.

    Stockholders who desire to exercise their appraisal rights (if available) must satisfy all of the conditions of Section 262. A written demand for appraisal of shares must be delivered to Arcada before the taking of the vote on the Merger. This written demand for appraisal of shares must be in addition to and separate from any proxy vote abstaining from or voting against the Merger. Any such abstention or vote against the Merger will not constitute a demand for appraisal within the meaning of Section 262.

    Stockholders electing to exercise their appraisal rights (if available) under Section 262 must not vote for approval of the Merger. If a stockholder returns a signed proxy but does not specify a vote against approval of the Merger or a direction to abstain, the proxy will be voted for approval of the Merger, which will have the effect of waiving that stockholder's appraisal rights (if available).

    A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the share certificate. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, this demand must be executed by or for the fiduciary. If the shares are owned by or for more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner. A person having a beneficial interest in Arcada Capital Stock held of record in the name of another person, such as a nominee, must act promptly to cause the record holder to follow the steps summarized below and in a timely manner to perfect whatever appraisal rights the beneficial owner may have.

    A record owner who holds Arcada Capital Stock as a nominee for others may exercise his or her right of appraisal with respect to the shares for all or less than all of the beneficial owners of shares as to which such nominee is the record owner. In such case, the written demand must set forth the number of shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of such record owner.

    An Arcada stockholder that elects to exercise appraisal rights (if available) should mail or deliver its written demand to Arcada at its address at 37 Skyline Drive, Suite 1101, Lake Mary, Florida 32746, Attention: Kevin H. Azzouz, President. The written demand for appraisal should specify the stockholder's name and mailing address, and that the stockholder is thereby demanding appraisal of its Arcada Capital Stock. If the Merger is approved, within ten days after the Effective Time, Arcada must provide notice of the Effective Time and that appraisal rights are available for any or all of the shares of Common Stock of Arcada to all of its stockholders who have complied with Section 262 and have not voted for approval of the Merger. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing such notice, demand in writing from Seagate the appraisal of his shares.

    Within 120 days after the Effective Time, any stockholder who has satisfied the requirements of Section 262 may deliver to Seagate a written demand for a statement listing the aggregate number of shares not voted in favor of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Seagate will respond to such demand in accordance with Section 262.

    Within 120 days after the Effective Time (but not thereafter), either Seagate or any stockholder who has complied with the required conditions of
Section 262 may file a petition in the Delaware Court of Chancery (the "Court") demanding a determination of the fair value of the Dissenting Shares. Seagate has no present intention to file such a petition if demand for appraisal is made.

    Upon the filing of any petition by a stockholder in accordance with Section 262, service of a copy will be made upon Seagate, which will, within 20 days after service, file in the office of the Register in Chancery in which the petition was filed, a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by Seagate. If the petition is filed by Seagate, the petition will be accompanied by the verified list. The Register in Chancery, if so ordered by the Court, will give notice of the time and place fixed for the hearing of such petition by registered or certified mail to Seagate and to the stockholders shown on the list at the addresses therein stated, and notice will also be given by publishing a notice at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication must be approved by the Court, and the costs thereof shall be borne by Seagate.

    If a petition for an appraisal is filed in a timely fashion, after a hearing on the petition, the Court will determine which stockholders are entitled to appraisal rights and will appraise the shares owned by these stockholders, determining the fair value of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the Court is to take into account all relevant factors. In WEINBERGER V. UOP, INC. ET AL., the Delaware Supreme Court stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration  of all relevant factors involving the value of a company . . . ."
The Delaware Supreme Court stated that, in making a determination of fair value, the agency fixing the value must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger and which throw any light on future prospects of the merged corporation. In WEINBERGER, the Delaware Supreme Court held that the "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." In addition, the Delaware Supreme Court has determined that the statutory appraisal remedy depending upon the factual circumstances, may or may not be a stockholder's exclusive remedy in connection with a merger.

    Arcada stockholders considering seeking appraisal of their shares should note that the fair value of their shares determined under Section 262 could be more, the same or less than the consideration they would receive pursuant to the Merger Agreement if they did not seek appraisal of their shares. The costs of the appraisal proceeding may be determined by the Court and taxed against the parties as the Court deems equitable in the circumstances. Upon application of a dissenting stockholder, the Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of a determination or assessment, each party bears its own expense.

    Any stockholder who has duly demanded appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote for any purpose the shares subject to demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the Effective Time.

    At any time within 60 days after the Effective Time, any stockholder will have the right to withdraw its demand for appraisal and to accept the terms offered in the Merger Agreement. After this period, a stockholder may withdraw its demand for appraisal and receive payment for its shares as provided in the Merger Agreement only with the consent of Seagate. If no petition for appraisal is filed with the Court within 120 days after the Effective Time, all stockholders' rights to appraisal (if available) will cease and stockholders will be entitled to receive shares of Seagate Common Stock as provided in the Merger Agreement. Inasmuch as Seagate has no obligation to file such a petition, any stockholder who desires a petition to be filed is advised to file it on a timely basis. No petition timely filed in the Court demanding appraisal may be dismissed as to any stockholder without the approval of the Court, which approval may be conditional upon such terms as the Court deems just.

    Pursuant to the Merger Agreement, Arcada will give Seagate prompt notice of any demands received by Arcada, and Seagate will have the right to participate in all negotiations and proceedings with respect to the demands. Arcada will not, except with the prior written consent of Seagate, make any payment with respect to, or settle or offer to settle, any such demands.

    Under the Reorganization Agreement, Seagate is not obligated to consummate the Merger if holders of more than two percent of the outstanding Arcada Capital Stock either have exercised or continue to have the right to exercise such appraisal rights.

STOCK EXCHANGE LISTING OF SEAGATE COMMON STOCK

    It is a condition to the obligations of Arcada and Azzouz to consummate the Merger that the shares of Seagate Common Stock to be issued in the Merger be approved for listing on the NYSE, upon official notice of issuance. Seagate will file a listing application with the NYSE covering such shares, and it is anticipated that such application will be approved, subject to notice of issuance, at or before the Effective Time.

EXPENSES

    The Reorganization Agreement provides that all fees and expenses incurred in connection with the negotiation and effectuation of the Merger Agreements and the transactions contemplated thereby, including, without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties, will be paid by the party incurring such fees and expenses; provided, however, that whether or not the Merger or any other transaction is consummated, Arcada will pay from its own funds and not with any funds provided to Arcada by Seagate or Conner the reasonable fees of Irell & Manella, special counsel to Arcada.

SURRENDER OF CERTIFICATES REPRESENTING ARCADA CAPITAL STOCK

    As soon as practicable after the Effective Time, Seagate will cause Harris Trust Company of California (the "Exchange Agent") to mail to each Arcada stockholder of record a letter of transmittal with instructions to be used by such stockholder in surrendering certificates which, prior to the Merger, represented shares of Arcada Capital Stock in exchange for certificates representing shares of Seagate Common Stock. Letters of transmittal will also be available as soon as practicable after the Effective Time at the offices of the Exchange Agent. After the Effective Time, there will be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Arcada Capital Stock which were outstanding immediately prior to the Effective Time. SHARE CERTIFICATES SHOULD NOT BE SURRENDERED FOR EXCHANGE PRIOR TO APPROVAL AND ADOPTION OF THE MERGER AGREEMENTS BY THE ARCADA STOCKHOLDERS.

    Upon the surrender of a Arcada Capital Stock certificate to the Exchange Agent or to such other agent as may be appointed by Seagate together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent, the holder of such certificate will be entitled to receive in exchange therefor a certificate representing the number of shares of Seagate Common Stock to which the holder of Arcada Capital Stock is entitled pursuant to the provisions of the Merger Agreements plus cash in lieu of fractional shares. In the event of a transfer of ownership of Arcada Capital Stock which is not registered in the transfer records of Arcada, a certificate representing the appropriate number of shares of Seagate Common Stock may be issued to a transferee if the certificate representing such Arcada Capital Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid, along with a duly executed letter of transmittal.

    Until a certificate representing Arcada Capital Stock has been surrendered to the Exchange Agent, each such certificate will be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing the number of shares of Seagate Common Stock to which the Arcada stockholder is entitled under the Merger Agreements plus cash in lieu of fractional shares.

                    ADDITIONAL INFORMATION REGARDING ARCADA

BUSINESS OF ARCADA

    GENERAL

    Arcada, through its wholly-owned subsidiary Arcada Software develops, markets and supports data protection and storage management software products that operate across multiple desktop and client/server computing environments, including those of Microsoft, Novell and IBM. Arcada believes it competes effectively in the desktop and client/server storage management software market because of the heterogeneity, scalability, performance and ease of use of its software products. Arcada's network storage management software supports many storage management server platforms and can accommodate a variety of clients, servers and storage devices. Arcada intends to continue to exploit its existing product architectures by enhancing the functionality of the products through new releases, applications and other product enhancements which meet the evolving storage management requirements of its customers. Arcada's long term strategy is to create an integrated set of storage management solutions that enhance and simplify desktop and network computing. Arcada utilizes multiple distribution channels, including resellers, OEMs and direct sales, as a part of Arcada's strategy to achieve comprehensive coverage in the market.

    MARKET BACKGROUND

    The ease of use and low cost of personal computers and workstations, the development of personal productivity software and advances in network connectivity, relational database software and application development tools are all fueling a transition to distributed network computing. The distributed nature of these networks, along with the increased use of computers throughout organizations, has resulted in an increase in the amount and dispersion of critical data across the clients and servers on these networks. Today, network administrators are increasingly required to manage widely distributed stored data on heterogenous network environments consisting of clients and servers located at many different locations across an organization. Storage management has, therefore, become an important component of the overall management of distributed networks.

    THE PRODUCTS

    Arcada's Backup Exec, Arcada Backup and Storage Exec products have been designed to address the emerging requirements of storage management in desktop and client/server computing environments. Backup Exec and Storage Exec employ a client/server architecture in which a server centralizes storage management services for a wide variety of clients, including other servers and desktop computers. Server and desktop computer clients supported by Backup Exec and Storage Exec include DOS, NetWare, OS/2, UNIX, Windows 95, Macintosh, Windows and Windows NT. Storage devices supported include a variety of tape drives, optical and tape storage devices. Backup Exec's and Storage Exec's architecture is designed to be scalable in order to adapt to the dynamic storage requirements of a network. Clients, servers and storage devices can be upgraded or added without requiring redesign of the entire system. The Arcada Backup product addresses storage management requirements for the desktop computing environments, and supports DOS, Windows, Windows 95 and OS/2 operating systems.

    MARKETING AND SALES

    Arcada's marketing strategy is to achieve broad penetration of its targeted customer base and subsequently emphasize follow-on sales to those customers. Backup Exec's modular architecture allows it to be augmented with various applications and product enhancements as a customer's needs expand in scope and complexity. Further, Arcada intends to continue to develop additional applications and product enhancements that can be marketed to its installed base and that can attract customers with more sophisticated storage management requirements. Arcada utilizes multiple distribution channels, including resellers, OEMs and direct sales in order to achieve such broad penetration into the market.

    RESELLERS. Arcada receives a substantial portion of its revenues from domestic and international sales to software resellers. Such resellers are typically regional and national distributors who sell Arcada's products to end users and third-party integrators specializing in storage management and client/server network solutions to provide end user customers with complete data management systems. Arcada's agreements with resellers are generally not exclusive and in many cases may be terminated by either party without cause.

    OEMS. Arcada also licenses its software products to leading computer system and software suppliers who then package Arcada's software for resale as a component of their own software or hardware systems. Generally, an OEM licensee is also responsible, with Arcada's assistance, for porting Arcada's software to its unique operating system environment, testing it, and providing the primary customer support after installation. Existing OEM customers include IBM, Hewlett-Packard Company, Compaq Computer, Digital Equipment Corporation, Conner, Iomega Corporation, and Microsoft. These relationships enable Arcada to reach significantly more customers, while reducing development, support and product costs. There can be no assurance that any OEM will continue to carry Arcada's products, and the failure to retain and recruit significant OEMs could materially adversely affect Arcada's business, operating results and financial condition.

    DIRECT SALES AND MARKETING. Arcada attempts to establish and maintain close relationships with its largest corporate users through direct sales to such users using a dedicated salesperson and Arcada executive contact. Such users may also participate in Arcada's technical exchange program and work directly with Arcada to develop project plans for installations over a period of time.

    CUSTOMER SERVICE AND SUPPORT

    Arcada employs a staff of systems engineers who work with Arcada's direct sales personnel to provide customers with technical support, education, training and consulting services. These technical support engineers provide telephone and electronic support, software updates and on-site reviews for customers from Arcada's offices in Lake Mary, Florida. Arcada offers an education and training program to end users and resellers. Training classes are offered through in-house facilities at Arcada's offices, as well as at off-site locations.

    RESEARCH AND DEVELOPMENT

    Since its inception, Arcada has made substantial investments in product development. Arcada's future success depends upon its ability to develop and introduce new software products (including new releases, applications and enhancements) that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of its customers. In particular, Arcada's strategy is to continue to exploit its existing product architectures by enhancing the functionality of the products through new releases, applications and other product enhancements which meet the evolving storage management requirements of its customers.

    There can be no assurance that Arcada will be successful in developing and marketing new products on a timely basis that respond to technological change, or that its new products will achieve market acceptance. Failure to timely develop new products which gain such acceptance will have a material adverse effect on Arcada's business, operating results and financial condition.

    COMPETITION

    The network storage management market is intensely competitive, highly fragmented and characterized by rapidly changing technology and evolving standards. Competitors vary in size and in the scope and breadth of the products and services offered. Presently, Arcada's major competitors include Cheyenne Software, Seagate (Palindrome), Symantec Corporation, Legato Systems, Legent (Lachman), and Hewlett-Packard Company, although additional competitors continue to enter this market. Many of Arcada's current and potential competitors have significantly greater financial, technical, marketing and other resources than Arcada. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion, sale and support of their products than Arcada. There can be no assurance that competitive pressures faced by Arcada will not materially adversely affect its business, operating results and financial condition.

    PROPRIETARY RIGHTS

    Arcada depends significantly on proprietary technology. Arcada seeks to protect its software, documentation and other written materials primarily under patent, trade secret and copyright laws, which afford only limited protection. There can be no assurance that any issued patent will provide Arcada with any competitive advantages or will not be challenged by third parties, or that the patents of others will not have a material adverse effect on Arcada's ability to do business. Despite Arcada's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of Arcada's products or to obtain and use information that Arcada regards as proprietary. Policing unauthorized use of Arcada's products is difficult, and software piracy has been and will continue to be a persistent problem in the industry. Further, there can be no assurance that Arcada's means of maintaining its proprietary rights will be adequate or that Arcada's competitors will not independently develop similar technology or design around Arcada's intellectual property rights.

    LITIGATION

    Arcada has from time to time received claims that it is infringing third parties' intellectual property rights, and there can be no assurance that third parties will not in the future claim infringement by Arcada with respect to current or future products, trademarks or other proprietary rights. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require Arcada to enter into royalty or licensing agreements, which may or may not be available on reasonable terms.

    In May 1995, PCPC brought various claims against Arcada alleging infringement by Arcada of certain PCPC patent rights. However, without acknowledging any liability, Arcada entered into a settlement agreement with PCPC in November 1995 fully resolving all outstanding claims in that action. See "Arcada Management's Discussion and Analysis of Financial Condition and Results of Operations -- Litigation."

    EMPLOYEES AND FACILITIES

    As of December 21, 1995, Arcada had a total of 406 employees, of which 174 were in research and development, 97 were in sales and marketing, 89 were in operations, 26 were in finance and 20 were in the executive offices (including senior management and staff). None of Arcada's employees is represented by a labor union. Arcada has not experienced any work stoppages and considers its relations with its employees to be good.

    Arcada's future success depends in significant part upon the continued service of its key technical and senior management personnel and its continuing ability to attract and retain highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that Arcada can retain its key technical and managerial employees or that it can attract, assimilate or retain other highly qualified technical and managerial personnel in the future.

    Arcada's principal sales, marketing, research and development facility is located in approximately 40,000 square feet of leased space in Lake Mary, Florida. Arcada also leases office facilities in San Luis Obispo, California, at which it conducts, among other things, finance, human resources, OEM sales and additional research and development, as well as various domestic and international sales offices.

PRINCIPAL STOCKHOLDERS OF ARCADA

    The following table sets forth certain information regarding the beneficial ownership of Arcada's Common Stock as of December 21, 1995 by (i) each person known to Arcada to be the beneficial owner of more than five percent of any class of Arcada Capital Stock, (ii) each of the Directors and executive officers of Arcada and (iii) all Directors and executive officers of Arcada as a group. Unless otherwise indicated below, all persons named below have sole voting and investment power with respect to the number of shares set forth opposite their names, except to the extent that authority is shared by spouses under applicable law.

NAME AND ADDRESS                                               TITLE OF           NUMBER       PERCENTAGE
OF BENEFICIAL OWNER (1)                                        CLASS (2)         OF SHARES      OF CLASS
-------------------------                                 -------------------  -------------  ------------
Conner Peripherals, Inc. (3)............................       Series A           30,356,000        84.3%
3081 Zanker Road                                            Preferred Stock
San Jose, California 95134
Kevin H. Azzouz.........................................       Series A            5,644,000        15.7
                                                            Preferred Stock
Finis F. Conner (4).....................................       Series A              600,000         1.7
                                                            Preferred Stock
P. Jackson Bell (4).....................................       Series A              300,000         0.8
                                                            Preferred Stock
Conner Peripherals, Inc. (5)............................       Series B            3,075,100       100.0%
3081 Zanker Road                                            Preferred Stock
San Jose, California 95134
Kevin H. Azzouz (6).....................................     Common Stock            512,500        21.2
Joseph Seebach (7)......................................     Common Stock            291,563        11.9
Donald Flanagan (8).....................................     Common Stock            252,500        10.5
Christopher Gibson (9)..................................     Common Stock            252,500        10.5
David Krinker (10)......................................     Common Stock            201,000         8.3
Robert Brown (11).......................................     Common Stock            200,000         8.3
All Directors and Executive Officers as a group (3
 persons) (12)..........................................       Series A            6,544,000        15.7
                                                            Preferred Stock
All Directors and Executive Officers as a group (3
 persons)...............................................     Common Stock            512,500        21.2

------------------------
(1) Except where noted, the stockholder's business address is Arcada Software, 37 Skyline Drive, Suite 1101, Lake Mary, Florida 32746.

(2) Each issued and outstanding share of Common Stock and Series A Preferred Stock will entitle the holder thereof to one vote at the Special Meeting.

(3) Includes 2,087,500  shares  subject  to Conner  Arcada  Options  granted  by
    Conner.

(4) Represents shares subject to Conner Arcada Options granted by Conner, vesting of which will accelerate upon consummation of the Seagate/Conner Merger. Upon exercise of such Conner Arcada Options, the option holder will receive shares of Common Stock issuable upon conversion of the Arcada Series A Preferred Stock.

(5) All shares listed are issuable upon exercise of currently-exercisable warrants.

(6) Includes 12,500 shares beneficially held by the stockholder that are purchasable upon exercise of stock options which will become exercisable within sixty days of the Arcada Record Date, and 500,000 shares which are subject to a restricted stock purchase agreement between the stockholder and Arcada.

(7) Includes 41,563 shares beneficially held by the stockholder that are purchasable upon exercise of stock options which will become exercisable within sixty days of the Arcada Record Date, and 250,000 shares which are subject to a restricted stock purchase agreement between the stockholder and Arcada.

(8) Includes 2,500 shares beneficially held by the stockholder that are purchasable upon exercise of stock options which will become exercisable within sixty days of the Arcada Record Date, and 250,000 shares which are subject to a restricted stock purchase agreement between the stockholder and Arcada.

(9) Includes 2,500 shares beneficially held by the stockholder that are purchasable upon exercise of stock options which will become exercisable within sixty days of the Arcada Record Date, and 250,000 shares which are subject to a restricted stock purchase agreement between the stockholder and Arcada.

(10)Includes 1,000 shares beneficially held by the stockholder that are purchasable upon exercise of stock options which will become exercisable within sixty days of the Arcada Record Date, and 200,000 shares which are subject to a restricted stock purchase agreement between the stockholder and Arcada.

(11)Includes 200,000 shares which are subject to a restricted stock purchase agreement between the stockholder and Arcada.

(12)Includes 900,000 shares subject to Conner Arcada Options.

STOCKHOLDERS' AND REGISTRATION RIGHTS AGREEMENT

    Under the Stockholders' Rights Agreement, Conner and Azzouz (the "Holders") are entitled to certain rights with respect to the registration under the Securities Act of the shares of Arcada Capital Stock held by them. Pursuant to such registration rights, if Arcada proposes to register any of its securities under the Securities Act, either for its own account or the account of other securityholders, the Holders are entitled to notice of such registration and to include their shares of Arcada Capital Stock therein; provided, however, among other conditions, that the underwriters of such registration have the right, subject to certain limitations, to limit the number of shares included in any such registration. In addition, the Holders have the right to require the Company, on not more than two occasions, to file a registration statement under the Securities Act in order to register their shares of Arcada Capital Stock. Such demand registration rights are subject to a number of limitations, including that (i) they may not be exercised during a period starting with the date that is 60 days prior to Arcada's estimated date of filing of a registration statement in connection with Arcada's initial public offering and continuing until the date that is six months after the effective date of such initial public offering, (ii) they may not be exercised during a period starting with a date that is 60 days prior to Arcada's estimated date of filing of a registration statement and ending on the date 90 days following the effective date of any public offering subsequent to Arcada's initial public offering and
(iii) the Holder exercising such right or Arcada must have obtained the written advice of a nationally recognized underwriter that such underwriter can complete a firm commitment underwritten public offering of Arcada Capital Stock on reasonable and customary terms and conditions at an aggregate valuation of Arcada (after giving effect to such offering) of at least $90 million. In addition, if after Arcada or the Holder exercising the demand registration right has obtained the requisite written advice, Conner may furnish to Azzouz a certificate stating that Conner desires to delay the filing of such a registration statement and to elect not to include any shares of Arcada Capital Stock held by it in such registration. Thereafter, Arcada's obligation to file a registration statement under the Securities Act shall be deferred for a period not to exceed 180 days from the date of the original request for registration. If thereafter Arcada fails to register the shares of Arcada Capital Stock requested to be registered within 210 days of the delivery of the aforementioned certificate by Conner, each Holder that elected to include shares in a registration may elect to sell to Arcada, and Arcada must agree to purchase, all or any portion of the Arcada Capital Stock held by such Holder. In such event, the purchase price per share will be the fair market value of a share of Arcada Capital Stock as mutually determined by two nationally recognized investment banking firms selected by each of Conner and Azzouz. The Stockholders' Rights Agreement provides that if such nationally recognized investment banking firms fail to mutually agree on the fair market value of the shares, such investment banking firms shall together select a third nationally recognized investment banking firm to make such determination. The Stockholders' Right Agreement requires Arcada to bear all costs incurred in connection with the services provided by such investment banking firms. The Holders may also require Arcada to register all or a portion of their shares of Arcada Capital Stock on a Form S-3 registration statement under the Securities Act when such form becomes available to Arcada, provided such registration would result in an aggregate offering of at least $500,000. Such demand registration rights are also subject to certain limitations, including the limitation set forth in (ii) above and the right of Arcada, if in the good faith judgment of the Arcada Board it would be beneficial to Arcada or its stockholders, to defer Arcada's obligation to use its best efforts to file a registration statement for 180 days.

    Pursuant to the terms of the Stockholders' Rights Agreement, Arcada has granted to each Holder the pro rata right of first offer to purchase all or any part of any new securities issued by Arcada. Such right of first offer does not apply to certain issuances by Arcada, including, among others, the issuance of Arcada Common Stock upon conversion of Arcada Preferred Stock, the issuance of securities offered to the public generally pursuant to a registration statement under the Securities Act in an offering that causes the automatic conversion of Arcada Preferred Stock into Arcada Common Stock, the issuance of shares of Arcada Capital Stock or options convertible into Arcada Capital Stock to employees, officers and directors of, and consultants to, Arcada, the issuance of warrants (or shares of

Arcada Capital Stock upon exercise of such warrants) to financial or equipment leasing institutions in connection with the extension of credit to Arcada, and shares issued pursuant to the acquisition of another corporation by Arcada. Such right of first offer expires immediately prior to the closing of a firm commitment underwritten public offering of Arcada Capital Stock registered under the Securities Act.

    Pursuant to the terms of the Stockholders' Rights Agreement, each Holder has granted to Arcada a right of first refusal whereby if such Holder desires to sell all or part of the Arcada Capital Stock then held by it pursuant to a written offer from a party other than Conner or Azzouz, it will first submit an offer to sell such Arcada Capital Stock to Arcada and, if Arcada does not elect to purchase all of such shares, then to the other Holder. Arcada and the other Holder have the right, collectively, to purchase all, but not less than all, of the offered Arcada Common Stock. Any such sale would be on terms and conditions, including price, no less favorable than those on which such shares are proposed to be sold. Such right of first of refusal does not apply to sales of Arcada Capital Stock to Arcada, sales in conjunction with a sale of Arcada or sales pursuant to other provisions of the Stockholders' Rights Agreement.

    Mr. Azzouz presently intends to submit to Arcada a demand under the Stockholders' Rights Agreement that Arcada prepare and file a registration statement covering some or all of the 5,644,000 shares of Arcada Common Stock issuable upon conversion of his shares of Series A Preferred Stock. This demand would also contain an extension for compliance by Arcada with such request until the later of the date required under the Stockholders' Rights Agreement or sixty days after the termination of the Reorganization Agreement. See "The Merger and Related Transactions -- Termination, Amendment and Waiver."

                 ARCADA MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW
    Arcada was originally incorporated in November 1993 as a wholly-owned subsidiary of Conner to operate its software business. Conner commenced its software operations in January 1993 by forming a separate division called Conner Software. Conner Software was established by restructuring the business of Archive Software, a division of Archive Corporation which Conner had acquired in December 1992. Archive Software was originally established in July 1992. In January 1994, the Company acquired the software business of Quest for $8.5 million in cash and the issuance of 7.6 million shares of Series A Convertible Preferred Stock of Arcada.

    In July 1995, the Company acquired certain assets of Sytron for $4.5 million in cash and the assumption of certain liabilities. Both Quest and Sytron were engaged in developing, producing and marketing software products for data storage management.

    As a result of these acquisitions, the Company incurred charges for the write-off of in-process research and development of $7.6 million and $2.8 million in 1994 and 1995, respectively.

RESULTS OF OPERATIONS
    The following table sets forth in dollars and as a percentage of total revenues Arcada's results of operations for the period since inception (January 1, 1993) to December 31, 1993, the year ended December 31, 1994, and the nine-month periods ended September 30, 1994 and 1995:

                                                                                                                         NINE
                                                 PERIOD FROM                                           PERIOD FROM      MONTHS
                                                  INCEPTION        NINE MONTHS                          INCEPTION       ENDED
                                                 (JANUARY 1,          ENDED                            (JANUARY 1,    SEPTEMBER
                                  YEAR ENDED      1993) TO        SEPTEMBER 30,        YEAR ENDED        1993) TO        30,
                                 DECEMBER 31,   DECEMBER 31,   --------------------   DECEMBER 31,     DECEMBER 31,   ----------
                                     1994           1993         1995       1994          1994             1993          1995
                                 -------------  -------------  ---------  ---------  ---------------  --------------  ----------
                                                   (IN THOUSANDS)                        (AS A PERCENTAGE OF TOTAL REVENUES)
Revenues:
  License revenues.............    $  14,787      $   1,776    $  34,929  $   7,570         59.5%            17.2%         81.9%
  License revenues from
   Conner......................        9,044          8,577        7,152      6,709         36.4             82.8          16.8
  Service revenues.............        1,035             --          577        819          4.1               --           1.3
                                 -------------  -------------  ---------  ---------        -----          -------         -----
    Total revenues.............       24,866         10,353       42,658     15,098        100.0            100.0         100.0
                                 -------------  -------------  ---------  ---------        -----          -------         -----
Cost of revenues:
  Cost of license revenues.....        3,814            672        6,053      2,312         15.3              6.5          14.2
  Cost of license revenues from
   Conner......................        2,049          1,032        2,649      1,437          8.3              9.9           6.2
  Cost of service revenues.....          816         --              569        669          3.3               --           1.3
                                 -------------  -------------  ---------  ---------        -----          -------         -----
    Total cost of revenues.....        6,679          1,704        9,271      4,418         26.9             16.4          21.7
                                 -------------  -------------  ---------  ---------        -----          -------         -----
Gross profit...................       18,187          8,649       33,387     10,680         73.1             83.6          78.3
                                 -------------  -------------  ---------  ---------        -----          -------         -----
Operating expenses:
  Research and development.....        8,920          8,696       12,128      6,645         35.8             84.0          28.4
  In-process research and
   development.................        7,632             --        2,817      7,632         30.7               --           6.6
  Selling, general and
   administrative..............       13,905          5,226       17,137      9,073         55.9             50.5          40.2
                                 -------------  -------------  ---------  ---------        -----          -------         -----
    Total operating expenses...       30,457         13,922       32,082     23,350        122.4            134.5          75.2
                                 -------------  -------------  ---------  ---------        -----          -------         -----
Income (loss) from
 operations....................      (12,270)        (5,273)       1,305    (12,670)       (49.3)           (50.9)          3.1
    Interest expense for
     borrowings from Conner....         (182)            --         (378)       (86)        (0.8)              --          (0.9)
Other income (expense), net....           27             --           86         (6)         0.1               --           0.2
                                 -------------  -------------  ---------  ---------        -----          -------         -----
Income (loss) before income
 taxes.........................      (12,425)        (5,273)       1,013    (12,762)       (50.0)           (50.9)          2.4
Benefit (provision) for income
 taxes.........................        3,701             --         (334)     3,558         14.9               --          (0.8)
                                 -------------  -------------  ---------  ---------        -----          -------         -----
Net income (loss)..............    $  (8,724)     $  (5,273)   $     679  $  (9,204)       (35.1)%          (50.9)%         1.6%
                                 -------------  -------------  ---------  ---------        -----          -------         -----
                                 -------------  -------------  ---------  ---------        -----          -------         -----


                                    1994
                                 ----------

Revenues:
  License revenues.............       50.2%
  License revenues from
   Conner......................       44.4
  Service revenues.............        5.4
                                     -----
    Total revenues.............      100.0
                                     -----
Cost of revenues:
  Cost of license revenues.....       15.3
  Cost of license revenues from
   Conner......................        9.5
  Cost of service revenues.....        4.5
                                     -----
    Total cost of revenues.....       29.3
                                     -----
Gross profit...................       70.7
                                     -----
Operating expenses:
  Research and development.....       44.0
  In-process research and
   development.................       50.5
  Selling, general and
   administrative..............       60.1
                                     -----
    Total operating expenses...      154.6
                                     -----
Income (loss) from
 operations....................      (83.9)
    Interest expense for
     borrowings from Conner....       (0.6)
Other income (expense), net....         --
                                     -----
Income (loss) before income
 taxes.........................      (84.5)
Benefit (provision) for income
 taxes.........................       23.5
                                     -----
Net income (loss)..............      (61.0)%
                                     -----
                                     -----

    REVENUES

    Arcada's total revenues are comprised of software license fees and service revenues from customer funded engineering. License revenues are derived from product licensing fees related to the sale of packaged software products, royalties from OEMs and site licenses. Service revenues are derived from OEMs for customer funded engineering. Arcada's total revenues have grown each year since inception due to Arcada's strategic business acquisitions, product growth and development and its ability to adapt its products to satisfy customer quality and functionality requirements. In addition, although Arcada initially generated revenue almost exclusively from Conner, an OEM of disk and tape drives and Arcada's majority stockholder, over time it has broadened its channel focus and customer base to include distributors, resellers, direct end users and other third-party OEMs.

    Total revenues for the year ended December 31, 1994 were $24.9 million, an increase of $14.5 million from 1993. The increase in total revenues from 1993 to 1994 is due primarily to the acquisition of Quest in January 1994 and the growth in the third-party customer base of Arcada. This increase in third-party revenues resulted from the increasing market demand for data storage management software products in the desktop and client/server operating environment, increased market acceptance of Arcada's products and Arcada's increased spending on sales and marketing. Arcada's total revenues in 1993 were $10.4 million. Arcada's software products at this time were marketed under the names of MaynStream, EzTape and QICStream. With the introduction of Backup Exec for Windows NT in late 1993, Arcada began to increase its third-party customer base.

    Total revenues for the nine-month periods ended September 30, 1995 and 1994 were $42.7 million and $15.1 million, respectively, an increase of $27.6 million. This increase resulted primarily from Arcada's on-going focus on third-party license revenues. During the nine-month period ended September 30, 1995, Arcada began to realize more fully the benefit of investments made during 1994, including certain strategic relationships developed by Quest, Arcada's increased spending on the research and development and selling, general and administration infrastructures and increased spending on focused marketing efforts to create brand name recognition. Arcada also began to expand its product offerings and improve upon existing products. During the nine-month period ended September 30, 1995, Arcada released new versions of its Backup Exec for Windows NT and Backup Exec for NetWare and released a new product, Arcada Backup for Windows 95.

    Revenues from sales to Conner represented 36.4%, 82.8% and 16.8% of total revenues in 1994, 1993 and the nine-month period ended September 30, 1995, respectively. In addition, during 1994 and the nine-month period ended September 30, 1995 sales to two separate customers represented approximately 10% and 19% of total revenues, respectively. No other customer accounted for more than 10% of net revenues during these periods. The following table summarizes revenue percentages resulting from Conner, OEM, distributor and direct customers as well as foreign and domestic customers for the years ended December 31, 1994 and 1993 and the nine-month periods ended September 30, 1995 and 1994:

                                                              YEAR ENDED DECEMBER 31,      NINE MONTHS ENDED
                                                                                             SEPTEMBER 30,
                                                              ------------------------  ------------------------
                                                                 1994         1993         1995         1994
                                                              -----------  -----------  -----------  -----------
Conner......................................................       36.4%        82.8%        16.8%        44.4%
OEM.........................................................       29.8           --         25.7         27.1
Distributor.................................................       24.4         14.6         48.3         16.9
Direct......................................................        9.4          2.6          9.2         11.6
                                                                  -----        -----        -----        -----
  Total.....................................................      100.0%       100.0%       100.0%       100.0%
                                                                  -----        -----        -----        -----
                                                                  -----        -----        -----        -----
Foreign.....................................................       12.3%         2.5%        18.4%         8.1%
Domestic....................................................       87.7         97.5         81.6         91.9
                                                                  -----        -----        -----        -----
  Total.....................................................      100.0%       100.0%       100.0%       100.0%
                                                                  -----        -----        -----        -----
                                                                  -----        -----        -----        -----

    The decrease in the percentage of Conner revenue in 1994, as compared to 1993, is due primarily to Arcada's sales and marketing efforts to expand its revenues from third-party customers. These efforts included an increase in spending to broaden Arcada's existing operational infrastructure and additional spending on sales and marketing. As a result of these efforts, combined with the introduction of new products, the percentage of revenues from distribution and direct sales increased in 1994, as compared to 1993. The increase in the percentage of sales to OEM customers reflects the addition of new strategic accounts as a result of the acquisition of Quest in January 1994.

    During the nine-month period ended September 30, 1995, Arcada continued to increase its focus on the distribution channel. The distribution and direct sales channels are the primary channels through which Arcada sells the Backup Exec for Windows NT and Backup Exec for NetWare data management products. As a result, for the nine-month period ended September 30, 1995 as compared to the same period in 1994, the percentage of revenue attributable to the distribution channel increased, while the percentage of revenue from Conner and other OEM's decreased. The increase in foreign revenue as a percentage of total revenue in 1994 as compared to 1993, and for the nine-month period ended September 30, 1995, as compared to the same period in 1994, is due primarily to Arcada's sales and marketing efforts to capture part of the market share of a growing market for data storage management software in Europe. To facilitate this growth, Arcada opened a sales office in the United Kingdom late in 1994 to manage European sales activities. Arcada currently expects that it will open a sales office in France by early 1996 and anticipates that further expansion of its European sale's organization will result in the addition of a sales office in Germany by the later part of 1996.

    GROSS PROFIT
    The cost of license revenues primarily consist of the amortization of technology and related intangibles resulting from acquisition and the cost of product packaging, documentation, duplication and production. Cost of service revenues include direct costs associated with customer-funded engineering activities.

    Arcada's gross margin from the sale of packaged and bundled software is affected by many factors, including pricing of Arcada's products, product mix, the channels through which Arcada's products are distributed and product maturity. In addition, gross margin for service revenues can be significantly impacted by the pricing terms of customer-funded engineering activities, which can vary from customer to customer and for the same customer from contract to contract. Arcada's gross margin can and may be affected in particular periods by pricing strategies and return privileges employed in connection with new product introductions and upgrades. In these situations, existing users and other targeted potential customers are offered favorable terms and conditions for an introductory period to establish or increase acceptance of Arcada's products. Upgrade and introductory customers generally receive all the manuals and diskettes received by other customers. Accordingly, these policies can increase total revenues, but have a negative effect on gross margin. Although Arcada has not experienced any significant returns and price protection to date, there can be no assurances that Arcada will not experience such costs in the future.

    The gross margins were 73.1% and 83.6% for the years ended December 31, 1994 and 1993, respectively, and were 78.3% and 70.7% for the nine-month periods ended September 30, 1995 and 1994, respectively. The increase in gross margins for the first nine months of 1995 over the same period in 1994 is attributable to a significant shift in Arcada's product mix towards the higher margin Backup Exec products, including Backup Exec for Windows NT and Backup Exec for NetWare. The reduction in gross margin for 1994 compared to 1993 is due primarily to the acquisition of Quest and the license revenues derived from the acquired product lines. The Quest product lines are used primarily by large OEM customers as software accessories bundled within the tape drive products of OEM's. These OEM products are in turn sold in the desktop tape drive market at relatively lower margins. The acquisition of Quest also resulted in additional amortization expense relating to acquired technology. The negative impact on the gross margin relating to the Quest products was partially offset by increased sales of Arcada's Backup Exec product lines. The Backup Exec product lines are sold primarily through the distribution and direct sales channels, and the gross margin percentages attained on these products is considerably higher than those for the desktop product lines.

RESEARCH AND DEVELOPMENT

    Research and development expenses consist primarily of salaries and other personnel-related expenses, depreciation of development equipment, facilities, occupancy and production supplies. Research and development expenses increased
(i) $0.2 million from $8.7 million for the year ended December 31, 1993 to $8.9 million for the year ended December 31, 1994 and (ii) $5.5 million from $6.6 million for the nine-month period ended September 30, 1994 to $12.1 million for the nine-month period ended September 30, 1995. These increases are due primarily to Arcada's growth, emphasis on new product development and increased headcount resulting from business acquisitions. Arcada anticipates that research and development expenses will continue to increase in absolute dollars.

    In accordance with Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" software development costs are capitalized when technological feasibility is established which based on the Company's development process is the completion of a working model. To date, Arcada has not capitalized any software development costs as the amounts have not been material.

IN-PROCESS RESEARCH AND DEVELOPMENT

    In January 1994, Arcada acquired the business of Quest, for $8.5 million in cash and the issuance of 7.6 million shares of Arcada Series A Preferred Stock. The transaction was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair market values. Based upon an appraisal, approximately $7.6 million was allocated to in-process research and development and charged to earnings in 1994. During 1995, Arcada acquired the assets of Sytron for $4.5 million in cash and the assumption of certain liabilities. The Sytron transaction was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based upon their estimated fair market values. Based upon an appraisal, approximately $2.8 million was allocated to in-process research and development and charged to earnings in 1995.

    SELLING, GENERAL AND ADMINISTRATIVE

    Selling, general and administrative ("SG&A") expenses consist primarily of sales and marketing promotions, personnel and related overhead costs, information systems and customer technical support costs. SG&A expenses increased from $5.2 million in 1993 to $13.9 million in 1994 and from $9.1 million for the nine-month period ended September 30, 1994 to $17.1 million for the nine-month period ended September 30, 1995. SG&A expenses as a percentage of total revenues were approximately 55.9% and 50.5% for 1994 and 1993, respectively, and approximately 40.2% and 60.1% in the nine-month periods ended September 30, 1995 and 1994, respectively. The increases in SG&A in absolute dollars for all periods are primarily due to expenses associated with increased sales and marketing efforts, amortization of certain intangibles and goodwill as a result of business acquisitions and significant increases associated with the growth and development of Arcada's infrastructure and operations. Infrastructure spending included, among other things, increases in headcount throughout the organization, the addition of new or expanded facilities, extensive travel relating to both exploration of new market opportunities and the consolidation of operations and the additional administrative costs associated with growing a self-supporting entity independent of Conner.

    Arcada expects that SG&A will increase in absolute dollars in 1996 as Arcada continues to grow.

INTEREST EXPENSE

    All interest expense relates to interest on borrowings under an $8 million line of credit from Conner (the "Line of Credit"). Borrowings under the Line of Credit carry interest at 5% per annum and are required to be fully paid off by December 31, 1998. However, in the event that Arcada fails to make timely payments of debt and interest, the interest rate increases to 7% per annum. Arcada has not made any interest payments to date under the Line of Credit, and accordingly has been accruing interest expense at 7% per annum. In addition, the Line of Credit entitles Conner to receive certain warrants to purchase Series B Preferred Stock (the "Conner Warrants"), and Arcada must recognize additional interest expense based on the amortization of the value of the Conner Warrants over the term of the Line of Credit. Interest expense (including expense attributable to amortization of the Conner Warrants) was $0.2 million in 1994 and $0.4 million and $0.1 million for the nine-month periods ended September 30, 1995 and 1994, respectively.

BENEFIT (PROVISION) FOR INCOME TAXES

    During 1993, Arcada filed a consolidated federal income tax return with Conner and, accordingly, its net operating loss for 1993 were used by Conner. On a separate return basis, no provision for income taxes has been recorded for 1993 as a result of the losses incurred. Since 1994, Arcada has been filing separate federal income tax returns. Arcada's income tax benefit rate was 29.8% in 1994 and 27.9% for the nine-month period ended September 30, 1994. For the nine-month period ended September 30, 1995, Arcada's effective tax rate was 33.0%. In 1994 and the nine-month period ended September 30, 1994, the effective tax rate used to record the tax benefit was lower than the federal statutory rate of 35% as a result of non-deductible goodwill amortization and the non-utilization of net operating losses. Arcada's effective tax rate for the nine-month period ended September 30, 1995, was approximately 33.0%, which was lower than the federal statutory rate of 35% primarily due to the expected utilization of certain tax credits.

    Based on its history of operating losses through 1994, Arcada has determined that under FAS 109, it is more likely than not that the deferred tax assets would not be realized and, accordingly, a valuation reserve has been established at December 31, 1994 and 1993. See "Note 7 -- Income Taxes," in "Notes to Arcada Consolidated Financial Statements."

LITIGATION

    On November 2, 1995, Arcada entered into a settlement agreement with Personal Computer Peripherals Corporation ("PCPC") settling various claims brought by PCPC alleging infringement by Arcada of PCPC's patent. As a result of this litigation and the settlement agreement, Arcada expects to incur a material charge in the fourth quarter of 1995.

LIQUIDITY AND CAPITAL RESOURCES

    Arcada has funded its operations to date primarily through cash flow from operations, borrowings under the Line of Credit and other intercompany payments made on behalf of Arcada by Conner. At December 31, 1994 and September 30, 1995, gross borrowings under the Line of Credit (without deduction for unamortized discount related to the Conner Warrants) aggregated $2.8 million and $4.9 million, respectively. Arcada is required to make sufficient principal repayments such that the outstanding amounts will not exceed $5.3 million as of December 31, 1996 and $2.7 million as of December 31, 1997.

    Arcada had cash and cash equivalents of $1.2 million and $0.2 million at December 31, 1994 and September 30, 1995, respectively, and working capital deficiencies of $0.9 million and $0.2 million at December 31, 1994 and September 30, 1995, respectively. Arcada had net accounts receivable of $5.3 million and $11.6 million, at December 31, 1994 and September 30, 1995, respectively. Net cash used in operating activities was $3.0 million in 1993 and net cash provided by operations was $0.7 million in 1994. Net cash used in operating activities was $0.1 million for the nine-month period ended September 30, 1994 and net cash provided by operations was $4.0 million for the nine-month period ended September 30, 1995.

    During 1994 and the nine-month period ended September 30, 1995, Arcada's investing activities primarily consisted of capital expenditures related to the acquisition of computers, equipment and facilities to support operations, product development and the MIS infrastructure. In addition, in 1995, Arcada acquired certain assets of Sytron for $4.5 million. As a consequence of that acquisition, Arcada's working capital at September 30, 1995 fell to only $0.23 million; however, Arcada believes that the existing sources of liquidity, together with anticipated funds from operations and the availability of additional borrowings under the Line of Credit will be sufficient to meet its minimum working capital and capital expenditure requirements for at least the next twelve months.

RECENT PRONOUNCEMENTS

    In 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." FAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. FAS 121 is effective for fiscal years beginning after December 15, 1995. Adoption of FAS 121 is not expected to have a material impact on Arcada's financial position or results of operations.

    In 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation." FAS 123 provides an alternative to the Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees" and is effective for fiscal years beginning after December 15, 1995. The Company expects to continue to account for its employee stock plans in accordance with the provisions of APB 25. Accordingly, FAS 123 is not expected to have any material impact on Arcada's financial position or results of operations.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

    The following unaudited pro forma combined condensed financial statements assume a business combination between Seagate and Conner accounted for on a pooling of interests basis (the "Seagate/ Conner Merger") and are based on the respective historical financial statements and the notes thereto, which are incorporated by reference in this Proxy Statement/Prospectus. The pro forma combined condensed balance sheet combines Seagate's September 30, 1995 consolidated balance sheet with Conner's September 30, 1995 consolidated balance sheet (which includes Arcada on a consolidated basis). The pro forma statements of operations combine Seagate's historical results for each of the three fiscal years ended June 30, 1995, 1994 and 1993, and the three months ended September 30, 1995 and 1994, with the corresponding Conner results (which consolidates the results of Arcada) for the twelve months ended June 30, 1995, the fiscal years ended December 31, 1994 and 1993, and the three months ended September 30, 1995 and 1994, respectively.

    In connection with the Seagate/Conner Merger, Seagate is to acquire the outstanding minority interest of Arcada in a transaction to be accounted for as a purchase (the "Merger"). The minority interest of Arcada amounts to a 31.4% ownership interest on a fully diluted basis. The pro forma combined condensed balance sheet includes adjustments necessary to give effect to the Merger assuming it was consummated at September 30, 1995. The pro forma combined condensed statements of operations for the twelve months ended June 30, 1995, and for the three months ended September 30, 1995 and 1994, include adjustments which give effect to the Merger assuming it was consummated at the beginning of Seagate's fiscal year 1995.

    The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Seagate/ Conner Merger and the Merger been consummated in an earlier period, nor is it necessarily indicative of the future operating results or financial position.

    These pro forma financial statements are based on, and should be read in conjunction with, the historical consolidated financial statements and the related notes thereto of Seagate, Conner, and Arcada included or incorporated by reference in the Proxy Statement/Prospectus.

             PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS
                 FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1995
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      PRO FORMA          ARCADA
                                                                      COMBINED         PRO FORMA       PRO FORMA
                                         SEAGATE     CONNER (A)   SEAGATE & CONNER   ADJUSTMENT (B)     COMBINED
                                      -------------  -----------  -----------------  --------------  --------------
Net sales...........................  $   1,453,626  $   687,179   $     2,140,805     $       --     $  2,140,805
Cost of sales.......................      1,161,975      581,555         1,743,530             --        1,743,530
                                      -------------  -----------  -----------------       -------    --------------
Gross profit........................        291,651      105,624           397,275             --          397,275
                                      -------------  -----------  -----------------       -------    --------------
Operating expenses:
  Product development...............         67,676       29,670            97,346             --           97,346
  Marketing and administrative......         69,969       46,586           116,555             --          116,555
  Amortization of goodwill and other
   intangibles......................          7,616        2,694            10,310          2,074           12,384
  In-process research and
   development......................             --        2,817             2,817             --            2,817
                                      -------------  -----------  -----------------       -------    --------------
    Total operating expenses........        145,261       81,767           227,028          2,074          229,102
                                      -------------  -----------  -----------------       -------    --------------
Income from operations..............        146,390       23,857           170,247         (2,074)         168,173
Interest income.....................         18,040        5,302            23,342             --           23,342
Interest expense....................         (8,868)      (8,671)          (17,539)            --          (17,539)
Other...............................         (1,211)        (482)           (1,693)            --           (1,693)
                                      -------------  -----------  -----------------       -------    --------------
    Other income (expense), net.....          7,961       (3,851)            4,110             --            4,110
                                      -------------  -----------  -----------------       -------    --------------
Income before income taxes and
 extraordinary gain.................        154,351       20,006           174,357         (2,074)         172,283
Provision for income taxes..........         46,305        6,602            52,907             --           52,907
                                      -------------  -----------  -----------------       -------    --------------
Income before extraordinary gain....  $     108,046  $    13,404   $       121,450     $   (2,074)    $    119,376
                                      -------------  -----------  -----------------       -------    --------------
                                      -------------  -----------  -----------------       -------    --------------
Income per share before
 extraordinary gain:
  Primary...........................  $        1.44  $      0.56   $          1.23                    $       1.18
  Fully diluted.....................  $        1.23  $      0.56   $          1.05                    $       1.02
Number of shares used in per share
 computations:
  Primary...........................         75,088       23,974            99,062                         101,254
  Fully diluted.....................         91,681       33,093           124,774                         126,966

------------------------

(a)  Income per share and number of shares reflect Seagate equivalent numbers of
    0.442 share of Seagate Common Stock for each share of Conner Common Stock.

(b) Pro forma adjustment to reflect the acquisition of the minority interest of Arcada in conjunction with the Seagate/Conner Merger as discussed in Notes 1 and 5.

  See Accompanying Notes to Pro Forma Combined Condensed Financial Statements.

             PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS
                 FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1994
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      PRO FORMA          ARCADA
                                                                      COMBINED         PRO FORMA       PRO FORMA
                                         SEAGATE     CONNER (A)   SEAGATE & CONNER   ADJUSTMENT (B)     COMBINED
                                      -------------  -----------  -----------------  --------------  --------------
Net sales...........................  $     933,146  $   559,504   $     1,492,650     $       --     $  1,492,650
Cost of sales.......................        735,001      458,323         1,193,324             --        1,193,324
                                      -------------  -----------  -----------------       -------    --------------
Gross profit........................        198,145      101,181           299,326             --          299,326
                                      -------------  -----------  -----------------       -------    --------------
Operating expenses:
  Product development...............         47,252       32,297            79,549             --           79,549
  Marketing and administrative......         56,163       43,375            99,538             --           99,538
  Amortization of goodwill and other
   intangibles......................          4,250        3,774             8,024          2,074           10,098
  In-process research and
   development......................         43,000           --            43,000             --           43,000
                                      -------------  -----------  -----------------       -------    --------------
    Total operating expenses........        150,665       79,446           230,111          2,074          232,185
                                      -------------  -----------  -----------------       -------    --------------
Income from operations..............         47,480       21,735            69,215         (2,074)          67,141
Interest income.....................         14,698        4,036            18,734             --           18,734
Interest expense....................         (8,207)     (11,496)          (19,703)            --          (19,703)
Other...............................          1,322          997             2,319             --            2,319
                                      -------------  -----------  -----------------       -------    --------------
    Other income (expense), net.....          7,813       (6,463)            1,350             --            1,350
                                      -------------  -----------  -----------------       -------    --------------
Income before income taxes and
 extraordinary gain.................         55,293       15,272            70,565         (2,074)          68,491
Provision for income taxes..........         32,756        5,042            37,798             --           37,798
                                      -------------  -----------  -----------------       -------    --------------
Income before extraordinary gain....  $      22,537  $    10,230   $        32,767     $   (2,074)    $     30,693
                                      -------------  -----------  -----------------       -------    --------------
                                      -------------  -----------  -----------------       -------    --------------
Income per share before
 extraordinary gain:
  Primary...........................  $        0.30  $      0.44   $          0.33                    $       0.31
  Fully diluted.....................  $        0.29  $      0.44   $          0.32                    $       0.30
Number of shares used in per share
 computations:
  Primary...........................         74,904       23,076            97,980                         100,172
  Fully diluted.....................         85,223       23,076           108,299                         110,491

------------------------

(a)  Income per share and number of shares reflect Seagate equivalent numbers of
    0.442 share of Seagate Common Stock for each share of Conner Common Stock.

(b) Pro forma adjustment to reflect the acquisition of the minority interest of Arcada in conjunction with the Seagate/Conner Merger as discussed in Notes 1 and 5.

  See Accompanying Notes to Pro Forma Combined Condensed Financial Statements.

             PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS
                        FOR THE YEAR ENDED JUNE 30, 1995
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                        PRO FORMA          ARCADA
                                                                        COMBINED         PRO FORMA       PRO FORMA
                                         SEAGATE      CONNER (A)    SEAGATE & CONNER   ADJUSTMENT (B)    COMBINED
                                      -------------  -------------  -----------------  --------------  -------------
Net sales...........................  $   4,539,570  $   2,403,848   $     6,943,418     $       --    $   6,943,418
Cost of sales.......................      3,607,661      1,993,978         5,601,639             --        5,601,639
                                      -------------  -------------  -----------------       -------    -------------
Gross profit........................        931,909        409,870         1,341,779             --        1,341,779
                                      -------------  -------------  -----------------       -------    -------------
Operating expenses:
  Product development...............        220,024        138,065           358,089             --          358,089
  Marketing and administrative......        245,811        198,919           444,730             --          444,730
  Amortization of goodwill and other
   intangibles......................         23,092         12,680            35,772          8,297           44,069
  In-process research and
   development......................         70,360          5,000            75,360             --           75,360
  Restructuring costs...............             --        (38,019)          (38,019)            --          (38,019)
                                      -------------  -------------  -----------------       -------    -------------
    Total operating expenses........        559,287        316,645           875,932          8,297          884,229
                                      -------------  -------------  -----------------       -------    -------------
Income from operations..............        372,622         93,225           465,847         (8,297)         457,550
Interest income.....................         65,560         20,171            85,731             --           85,731
Interest expense....................        (32,966)       (43,369)          (76,335)            --          (76,335)
Other...............................          4,123         27,211            31,334             --           31,334
                                      -------------  -------------  -----------------       -------    -------------
    Other income, net...............         36,717          4,013            40,730             --           40,730
                                      -------------  -------------  -----------------       -------    -------------
Income before income taxes and
 extraordinary gain.................        409,339         97,238           506,577         (8,297)         498,280
Provision for income taxes..........        149,257         26,002           175,259             --          175,259
                                      -------------  -------------  -----------------       -------    -------------
Income before extraordinary gain....  $     260,082  $      71,236   $       331,318     $   (8,297)   $     323,021
                                      -------------  -------------  -----------------       -------    -------------
                                      -------------  -------------  -----------------       -------    -------------
Income per share before
 extraordinary gain:
  Primary...........................  $        3.52  $        3.06   $          3.41                   $        3.25
  Fully diluted.....................  $        3.06  $        2.84   $          3.00                   $        2.88
Number of shares used in per share
 computations:
  Primary...........................         73,839         23,305            97,144                          99,336
  Fully diluted.....................         91,474         32,214           123,688                         125,880

------------------------

(a)  Income per share and number of shares reflect Seagate equivalent numbers of
    0.442 share of Seagate Common Stock for each share of Conner Common Stock.

(b) Pro forma adjustment to reflect the acquisition of the minority interest of Arcada in conjunction with the Seagate/Conner Merger as discussed in Notes 1 and 5.

  See Accompanying Notes to Pro Forma Combined Condensed Financial Statements.

             PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                          YEAR ENDED JUNE 30,
                                                                                      ----------------------------
                                                                                        1994 (A)       1993 (A)
                                                                                      -------------  -------------
Net Sales...........................................................................  $   5,865,255  $   5,195,276
Cost of Sales.......................................................................      4,692,324      4,284,394
                                                                                      -------------  -------------
Gross Profit........................................................................      1,172,931        910,882
                                                                                      -------------  -------------
Operating expenses:
  Product development...............................................................        302,678        291,470
  Marketing and administrative......................................................        397,931        408,340
  Amortization of goodwill and other intangibles....................................         27,820         35,073
  In-process research and development...............................................          5,000             --
  Restructuring costs...............................................................        (38,019)       121,457
  Non-recurring items...............................................................             --        231,945
                                                                                      -------------  -------------
    Total operating expenses........................................................        695,410      1,088,285
                                                                                      -------------  -------------
Income (loss) from operations.......................................................        477,521       (177,403)
Interest income.....................................................................         53,384         41,359
Interest expense....................................................................        (73,576)       (74,724)
Other...............................................................................         18,808         11,228
                                                                                      -------------  -------------
  Other (expense), net..............................................................         (1,384)       (22,137)
                                                                                      -------------  -------------
Income (loss) before income taxes and extraordinary gain............................        476,137       (199,540)
Provision for income taxes..........................................................        141,340         50,340
                                                                                      -------------  -------------
Income (loss) before extraordinary gain.............................................  $     334,797  $    (249,880)
                                                                                      -------------  -------------
                                                                                      -------------  -------------
Income (loss) per share before extraordinary gain:
  Primary...........................................................................  $        3.48  $       (2.80)
  Fully diluted.....................................................................  $        3.16  $       (2.80)
Number of shares used in per share computations:
  Primary...........................................................................         96,160         89,187
  Fully diluted.....................................................................        117,967         89,187

------------------------

(a) For the years ended June 30, 1994 and 1993 there were no pro forma conforming adjustments and the above pro forma information reflects the combination of Seagate and Conner for the fiscal periods as discussed in
    Note 2.

  See Accompanying Notes to Pro Forma Combined Condensed Financial Statements.

                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                               SEPTEMBER 30, 1995
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                                                 SEAGATE &
                                                                                                  CONNER          PRO FORMA
                                                                                                 PRO FORMA         COMBINED
                                                                                                ADJUSTMENTS       SEAGATE &
                                                                         SEAGATE      CONNER        (A)             CONNER
                                                                        ----------  ----------  -----------       ----------
ASSETS:
  Cash and cash equivalents...........................................  $  684,192  $  164,156   $      --        $  848,348
  Short-term investments..............................................     562,710     185,294          --           748,004
  Accounts receivable.................................................     662,097     418,377          --         1,080,474
  Inventories.........................................................     427,922     265,356          --           693,278
  Deferred income taxes...............................................     136,138      51,950      10,600           198,688
  Other current assets................................................     138,636     118,157      (1,500)          255,293
                                                                        ----------  ----------  -----------       ----------
    Total Current Assets..............................................   2,611,695   1,203,290       9,100         3,824,085
  Property, equipment and leasehold improvements, net.................     721,688     242,076     (16,400)          947,364
  Goodwill and other intangibles, net.................................     183,011      35,099                       218,110
  Other assets........................................................     106,161      10,322          --           116,483
                                                                        ----------  ----------  -----------       ----------
    Total Assets......................................................  $3,622,555  $1,490,787   $  (7,300)       $5,106,042
                                                                        ----------  ----------  -----------       ----------
                                                                        ----------  ----------  -----------       ----------
LIABILITIES:
  Accounts payable....................................................  $  539,534  $  259,649   $      --        $  799,183
  Accrued employee compensation.......................................     130,758      37,212      86,700           254,670
  Accrued expenses....................................................     284,126      98,521      32,300           414,947
  Accrued income taxes................................................      38,179      45,660          --            83,839
  Current portion of long-term debt...................................      10,479       3,014          --            13,493
                                                                        ----------  ----------  -----------       ----------
    Total Current Liabilities.........................................   1,003,076     444,056     119,000         1,566,132
  Deferred income taxes...............................................     269,909     129,346     (28,400)          370,855

  Other liabilities...................................................     138,161       2,298      23,100           163,559
  Long-term debt, less current portion................................     539,804     527,961          --         1,067,765
  Minority interest...................................................          --       3,411          --             3,411
                                                                        ----------  ----------  -----------       ----------
    Total Liabilities.................................................   1,950,950   1,107,072     113,700         3,171,722
                                                                        ----------  ----------  -----------       ----------
STOCKHOLDERS' EQUITY:
  Common stock and additional paid-in capital.........................     402,284     271,233          --           673,517
  Retained earnings and other.........................................   1,269,321     112,482    (121,000)        1,260,803
                                                                        ----------  ----------  -----------       ----------
    Total Stockholders' Equity........................................   1,671,605     383,715    (121,000)        1,934,320
                                                                        ----------  ----------  -----------       ----------
    Total Liabilities and Stockholders' Equity........................  $3,622,555  $1,490,787   $  (7,300)       $5,106,042
                                                                        ----------  ----------  -----------       ----------
                                                                        ----------  ----------  -----------       ----------


                                                                            ARCADA
                                                                           PRO FORMA     PRO FORMA
                                                                        ADJUSTMENT (B)    COMBINED
                                                                        ---------------  ----------
ASSETS:
  Cash and cash equivalents...........................................     $      --     $  848,348
  Short-term investments..............................................            --        748,004
  Accounts receivable.................................................            --      1,080,474
  Inventories.........................................................            --        693,278
  Deferred income taxes...............................................            --        198,688
  Other current assets................................................            --        255,293
                                                                        ---------------  ----------
    Total Current Assets..............................................            --      3,824,085
  Property, equipment and leasehold improvements, net.................            --        947,364
  Goodwill and other intangibles, net.................................        64,224        282,334
  Other assets........................................................            --        116,483
                                                                        ---------------  ----------
    Total Assets......................................................     $  64,224     $5,170,266
                                                                        ---------------  ----------
                                                                        ---------------  ----------
LIABILITIES:
  Accounts payable....................................................     $      --     $  799,183
  Accrued employee compensation.......................................            --        254,670
  Accrued expenses....................................................            --        414,947
  Accrued income taxes................................................            --         83,839
  Current portion of long-term debt...................................            --         13,493
                                                                        ---------------  ----------
    Total Current Liabilities.........................................            --      1,566,132
  Deferred income taxes...............................................         3,744        374,599
  Other liabilities...................................................            --        163,559
  Long-term debt, less current portion................................            --      1,067,765
  Minority interest...................................................          (352)         3,059
                                                                        ---------------  ----------
    Total Liabilities.................................................         3,392      3,175,114
                                                                        ---------------  ----------
STOCKHOLDERS' EQUITY:
  Common stock and additional paid-in capital.........................        97,838        771,355
  Retained earnings and other.........................................       (37,006)     1,223,797
                                                                        ---------------  ----------
    Total Stockholders' Equity........................................        60,832      1,995,152
                                                                        ---------------  ----------
    Total Liabilities and Stockholders' Equity........................     $  64,224     $5,170,266
                                                                        ---------------  ----------
                                                                        ---------------  ----------

------------------------------
(a)  Pro forma adjustment to reflect  the restructuring charges as discussed  in
     Note 4.

(b) Pro forma adjustment to reflect the acquisition of the minority interest of Arcada in conjunction with the Seagate/Conner Merger as discussed in Notes 1 and 5.

  See Accompanying Notes to Pro Forma Combined Condensed Financial Statements.

           NOTES TO PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. The unaudited pro forma combined condensed financial statements reflect the issuance of 0.442 of a share of Seagate Common Stock in exchange for each share of Conner Common Stock. In addition, Seagate will issue options to purchase 0.442 of a share of Seagate Common Stock in exchange for each outstanding Conner Option. The actual number of shares of Seagate Common Stock and stock options to be issued in the Seagate/Conner Merger will be determined at the Effective Time based on the Exchange Ratio and the number of shares of Conner Common Stock and Conner Options then outstanding. In addition, the unaudited pro forma combined condensed financial statements reflect the acquisition by Seagate of the outstanding minority interest of Arcada in exchange for 0.1545 share of Seagate Common Stock for each outstanding share of Arcada Preferred and Common Stock and options to purchase 0.1545 share of Seagate Common Stock in exchange for each outstanding option to purchase Arcada Common Stock.

    As of September 30, 1995, Conner had outstanding Common Stock of 53,537,032 shares and outstanding Conner Options to purchase 7,286,268 shares of Conner Common Stock. Based on the Exchange Ratio as described above, as of September 30, 1995, Seagate would issue approximately 23,663,368 shares of Seagate Common Stock in exchange for all outstanding shares of Conner Common Stock and would issue options to purchase approximately 3,220,530 shares of Seagate Common Stock in exchange for all outstanding Conner Options.

    Based on the outstanding minority interest of Arcada at September 30, 1995, Seagate will exchange approximately 1,215,000 shares of Seagate Common Stock and options to acquire 977,000 shares of Seagate Common Stock in exchange for the outstanding minority interest.

2. The unaudited pro forma financial data combines Seagate's financial data for the three fiscal years ended June 30, 1995, 1994, and 1993 and the three months ended September 30, 1995 and 1994 with Conner's financial data (which consolidates the results of Arcada) for the twelve months ended June 30, 1995, the fiscal years ended December 31, 1994 and 1993, and the three months ended September 30, 1995 and 1994, respectively. The operating results of Conner for the six months ended December 31, 1994 (revenue and net income of $1,151 million and $54 million, respectively) are included in the unaudited pro forma statements of operations for both fiscal years 1995 and 1994.

3. Seagate's fiscal year ends on the Friday closest to June 30 and includes 52 weeks in all fiscal years and 13 weeks in all quarterly periods presented. Conner's fiscal year ends on the Saturday closest to December 31 and also includes 52 weeks in all fiscal years and 13 weeks in all quarterly periods presented. For clarity of presentation in the unaudited pro forma combined condensed financial statements, fiscal periods are reported as ending on a calendar month end.

4. Seagate expects to incur charges to operations currently estimated to range from $140 million to $180 million in the quarter ending March 31, 1996, the quarter in which the Seagate/Conner Merger is expected to be consummated. An estimated charge at the midpoint of the above range of $121 million, net of estimated tax benefits of $39 million, is reflected in the unaudited pro forma combined condensed balance sheet. The charge, before estimated tax benefits, primarily relates to costs associated with combining the operations of the two companies and includes employee severance benefits of $87 million, closure of duplicate and excess facilities of $53 million and fees of financial advisors, attorneys and accountants of $20 million. The future cash requirements related to these charges are estimated to range from $100 million to $120 million. These ranges are preliminary estimates only and are therefore subject to change.

5. The fair value of the Seagate Common Stock and stock options to be exchanged by Seagate to acquire the outstanding minority interest of Arcada approximates $97.8 million based on a value of $44.625 per share of Seagate Common Stock. The minority interest in Arcada amounts to a

    31.4% ownership interest on a fully diluted basis. The acquisition will be accounted for as a purchase, and accordingly, the acquired assets and liabilities pertaining to the minority interest will be recorded at estimated fair values. The unaudited pro forma combined condensed balance sheet reflects the elimination of Arcada's minority interest and the estimated allocation of purchase price to the assets acquired including goodwill and other intangibles of approximately $64.2 million and the write-off of non-recurring charges of approximately $37.1 million relating to in-process research and development. The effect of recurring charges relating to the purchase, primarily the amortization of goodwill and other intangibles, has been reflected as pro forma adjustments in the unaudited pro forma combined condensed statements of operations and totals approximately $8.3 million for fiscal year 1995, $2.1 million for the three months ended September 30, 1995, and $2.1 million for the three months ended September 30, 1994. These amounts are estimates based on a preliminary purchase price allocation and assume the issuance of 2,192,000 shares of Seagate Common Stock valued at $44.625 per share.

6. Certain amounts have been reclassified to conform to the pro forma presentation. Intercompany transactions were not material for any period presented.

7. There were no material differences between the accounting policies of Seagate and Conner.

                DISCUSSION AND ANALYSIS OF PRO FORMA INFORMATION

    The following discussion should be read in conjunction with the unaudited pro forma combined condensed financial statements presented above, the historical financial statements that are included or incorporated by reference in this Proxy Statement/Prospectus and from which such information was derived, and Management's Discussion and Analysis of Financial Condition and Results of Operations for Seagate, Conner and Arcada included or incorporated by reference in this Proxy Statement/Prospectus.

    Seagate expects to incur charges to operations currently estimated to be between $140 million and $180 million in the quarter ending March 31, 1996, the quarter in which the Seagate/Conner Merger is expected to be consummated. An estimated charge at the midpoint of the above range of $121 million, net of estimated tax benefits of $39 million, is reflected in the unaudited pro forma combined condensed balance sheet. The charge, before estimated tax benefits, primarily relates to costs associated with combining the operations of the two companies and includes employee severance benefits of $87 million, closure of duplicate and excess facilities of $53 million and fees of financial advisors, attorneys, and accountants of $20 million. This range, and the ranges described below, are preliminary estimates only and are therefore subject to change.

    In connection with the Merger, Seagate estimates based on preliminary information that it will incur a charge to operations of approximately $37.1 million for the three months ending March 31, 1996, to write off in-process research and development. The actual amount of the write-off is subject to change based on completion of the final purchase price allocation.

    There can be no assurance that the revenues of Seagate will be equal to or greater than the combined revenues of Seagate and Conner. Seagate believes that future revenues will depend on, among other factors, demand for Seagate's products, its ability to differentiate its products from competitors and general economic conditions. Combined revenues in past periods may not be indicative of revenue in the future.

    The future cash requirements related to the above charges are estimated to be in the range of $100 million to $120 million, of which approximately $29 million relates to lease payments for duplicate facilities which will be paid on a monthly basis over periods extending through 2018. On a pro forma basis as of September 30, 1995, before paying for the transaction and restructuring costs, Seagate and Conner would have had an aggregate of $1.6 billion in cash, cash equivalents and short-term investments. Seagate and Conner believe that this cash, together with cash generated from operations, will be sufficient to meet the combined Company's future cash requirements through the next 12 months.

           COMPARISON OF RIGHTS OF STOCKHOLDERS OF SEAGATE AND ARCADA

    The rights of Seagate's stockholders are governed by the Seagate Certificate of Incorporation, the Seagate Bylaws and the laws of the State of Delaware. The rights of Arcada's stockholders are governed by the Arcada Certificate of Incorporation, the Arcada Bylaws and the laws of the State of Delaware. After the Effective Time, the rights of Arcada stockholders who become Seagate stockholders will be governed by the Seagate Certificate of Incorporation, Seagate Bylaws and the laws of the State of Delaware. In most respects, the rights of Seagate stockholders and Arcada stockholders are similar. The following discussion of certain similarities and material differences between the rights of Seagate stockholders and the rights of Arcada stockholders under their respective Certificates of Incorporation and Bylaws is only a summary of certain provisions and does not purport to be a complete description of such similarities and differences. The following discussion is qualified in its entirety by reference to the laws of Delaware and the full texts of the respective Certificates of Incorporation and Bylaws of Seagate and Arcada.

STOCKHOLDER MEETINGS

    The Seagate Bylaws provide that Seagate stockholders holding shares representing not less than 10% of the outstanding votes entitled to vote at a stockholders' meeting may call a special meeting of stockholders. Any stockholder request for a special meeting of stockholders must be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and must be delivered to the chairman of the board, president, any vice president or secretary of Seagate. Under the Arcada Bylaws, Arcada's stockholders cannot call a special meeting of stockholders.

STOCKHOLDER ACTION BY WRITTEN CONSENT

    The Seagate Bylaws provide that, subject to exceptions contained in the Seagate Certificate of Incorporation, any action that may be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote, if a consent in writing setting forth the action taken is signed by the holders of outstanding stock having the number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted. Under the Arcada Bylaws, Arcada's stockholders may not take action by written consent.

DIRECTOR NOMINATIONS

    The Seagate Bylaws currently provide for an eight member Board of Directors. Directors are elected at each annual meeting of stockholders to hold office until the next annual meeting and until his or her successor is elected and qualified or until his or her earlier resignation or removal. The Arcada Bylaws provide that the number of directors shall be not less than three nor more than seven, which number may be changed by a Bylaw amendment duly adopted by the Arcada Board or by the stockholders of Arcada. The Arcada Board currently consists of four directors. Directors are elected at each annual meeting of stockholders to hold office until the next annual meeting and until his or her successor is duly elected and qualified or until his or her earlier resignation or removal.

    The Arcada Bylaws provide that no nominations for directors of Arcada by any person other than the Arcada Board may be presented at any annual meeting of stockholders unless the person making the nomination is a record stockholder and has delivered a written notice to the secretary of Arcada no later than 90 business days in advance of the stockholder meeting or 10 days after the date on which notice of the meeting is first given to the stockholders, whichever is later. The Seagate Certificate of Incorporation and Bylaws do not impose comparable conditions on the submission of director nominations by stockholders.

STOCKHOLDER PROPOSALS

    The Arcada Bylaws provide that no proposal by any person other than the Arcada Board may be submitted for the approval of the Arcada stockholders at any annual meeting of stockholders unless the person advancing the proposal is a record stockholder and has delivered a written notice to the

Secretary of Arcada no later than 90 business days in advance of the stockholder meeting or 10 days after the date on which notice of the meeting is first given to the stockholders, whichever is later. The Seagate Certificate of Incorporation and Seagate Bylaws do not impose comparable conditions on the submission of stockholder proposals.

INDEMNIFICATION

    The Seagate Certificate of Incorporation and the Arcada Certificate of Incorporation provide that directors will not be personally liable to their respective companies or stockholders for monetary damages for breach of their fiduciary duty as directors and shall be indemnified to the fullest extent authorized by Delaware law. The Seagate Bylaws provide that directors, officers and certain other persons will be indemnified with respect to third-party actions or suits, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Seagate. The Seagate Bylaws further provide that directors, officers and certain other persons will be indemnified with respect to actions or suits by or in the right of Seagate, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Seagate; except that no indemnification shall be made in the event that such person shall be adjudged to be liable to Seagate, unless a court determines that indemnification is fair and reasonable in view of all the circumstances. The Seagate Bylaws and the Arcada Certificate of Incorporation require Seagate and Arcada, respectively, to pay all expenses incurred by a director or officer in defending any proceeding within the scope of the indemnification provisions as such expenses are incurred in advance of its final disposition, subject to repayment if it is ultimately determined that such party was not entitled to indemnity by Seagate and Arcada, respectively. The Arcada Bylaws provide that Arcada shall indemnify its officers and directors to the fullest extent authorized by Delaware law and may elect to indemnify its employees and agents to the fullest extent authorized by Delaware law.

ELECTION OF DIRECTORS

    The Seagate Bylaws provide that the Seagate Board has the right to fill any vacancy created on the Seagate Board, unless the directors then in office constitute less than a majority of the whole board, in which case the Delaware Court of Chancery may, upon application of stockholders holding at least 10% of the outstanding shares, summarily order a stockholder election to fill the vacancies. Under the Arcada Bylaws, the Arcada Board has the right to fill any vacancy created on the Arcada Board; however, a vacancy created by the removal of a director by the vote of the stockholders or by court order may be filled only by the vote of the majority of the shares represented and voting at a duly held stockholder meeting.

COMPARISON OF THE RIGHTS OF HOLDERS OF ARCADA
PREFERRED STOCK AND SEAGATE COMMON STOCK

    In addition to the changes listed above, holders of Arcada Preferred Stock should be aware that if the Merger is consummated and they have not properly exercised statutory appraisal rights, their rights as preferred stockholders will also change as set forth below.

    CONVERSION RIGHTS OF ARCADA PREFERRED STOCK. Holders of Arcada Preferred Stock have the right to convert such shares of Arcada Preferred Stock into shares of Arcada Common Stock based on a different conversion formula for each series of Arcada Preferred Stock. Additionally, the Arcada Preferred Stock shall automatically convert into Arcada Common Stock in certain circumstances upon consummation of an underwritten public offering of securities by Arcada.

    Upon consummation of the Merger, the holders of Arcada Preferred Stock shall become holders of Seagate Common Stock and as such shall have no conversion rights with respect to any other class or series of Seagate securities.

    VOTING RIGHTS OF ARCADA PREFERRED STOCK. Currently the holders of Arcada Preferred Stock are entitled to the number of votes equal to the number of whole shares of Arcada Common Stock into which their shares of Arcada Preferred Stock are convertible. The holders of Arcada Preferred Stock are entitled to vote together with the holders of Arcada Common Stock as a single class on all matters presented to the stockholders of Arcada for their action or consideration. Furthermore, the holders of Arcada Preferred Stock also are entitled to vote as a separate class and the holders of the separate series of Arcada Preferred Stock are entitled to vote as separate series on any matter which requires the consent of a majority of such class or series pursuant to Delaware law. Under Delaware law, any proposed amendment to the Arcada Certificate of Incorporation that would increase or decrease the aggregate number of authorized shares of a class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely shall be entitled to vote as a separate class. If any proposed amendment would alter or change the powers, preferences, or special rights of one or more series of a class so as to affect them adversely, but shall not affect the entire class, then only the shares of the series so affected by the amendment shall be entitled to vote separately.

    Upon consummation of the Merger, the holders of Arcada Preferred Stock will become holders of Seagate Common Stock and shall be entitled to the number of votes equal to the number of shares of Seagate Common Stock held by such holder, and shall vote together with the other holders of Seagate Common Stock on all matters presented to the Seagate shareholders for their consideration.

    LIQUIDATION RIGHTS OF ARCADA PREFERRED STOCK. Upon liquidation of Arcada, the holders of Arcada Preferred Stock are entitled to be paid out of the assets available for distribution to Arcada stockholders an amount determined in the manner described in the Arcada Certificate of Incorporation. After payment of the above amount is made in full to all holders of Arcada Preferred Stock, holders of Arcada Common Stock shall be entitled to receive any remaining assets and funds legally available for distribution to Arcada stockholders.

    Upon consummation of the Merger, holders of Arcada Preferred Stock shall become holders of Seagate Common Stock and shall be entitled to receive their pro rata share of assets and funds legally available for distribution to holders of Seagate Common Stock upon liquidation of Seagate.

                      DESCRIPTION OF SEAGATE CAPITAL STOCK

    The authorized capital stock of Seagate consists of 200,000,000 shares of Seagate Common Stock, $.01 par value, and 1,000,000 shares of Seagate Preferred Stock of which 800,000 shares are designated Series A Participating Preferred Stock, $.01 par value.

COMMON STOCK

    As of September 1, 1995, there were 72,637,095 shares of Seagate Common Stock outstanding held of record by 5,907 registered stockholders.

    Subject to preferences that may be applicable to any outstanding Seagate Preferred Stock, holders of Seagate Common Stock are entitled to receive ratably such dividends as may be declared by the Seagate Board out of funds legally available therefor. Seagate has not paid any cash dividends on the Seagate Common Stock. Each holder of Seagate Common Stock is entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, except that upon giving notice required by law, stockholders may cumulate their votes in the election of directors. In the event of a liquidation, dissolution or winding up of Seagate, holders of Seagate Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Seagate Preferred Stock. Holders of Seagate Common Stock have no preemptive rights and have no rights to convert their Seagate Common Stock into any other securities and there are no redemption provisions with respect to such shares. All of the outstanding shares of Seagate Common Stock are, and the shares of Seagate Common Stock issuable upon conversion of Seagate's outstanding debentures will be, fully paid and non-assessable.

    The transfer agent and registrar for the Seagate Common Stock is Harris Trust Company of California.

PREFERRED STOCK

    As of December 15, 1995, there were no shares of Seagate Preferred Stock outstanding. The Seagate Preferred Stock may be issued from time to time in one or more series. The Seagate Board has authority to fix the designation, powers, preferences and rights of each such series and the qualifications, limitations and restrictions thereon and to increase or decrease the number of shares of such series (but not below the number of shares of such series then outstanding), without any further vote or action by the stockholders. Seagate has no present plans to issue any shares of Seagate Preferred Stock.

DELAWARE GENERAL CORPORATION LAW SECTION 203

    As a corporation organized under the laws of the State of Delaware, Seagate is subject to Section 203 of the DGCL which restricts certain business combinations between Seagate and an "interested stockholder" (in general, a stockholder owning 15% or more of the company's outstanding voting stock) or its affiliates or associates for a period of three years following the date on which the stockholder becomes an "interested stockholder." The restrictions do not apply if (i) prior to an interested stockholder becoming such, the Seagate Board approves either the business combination or the transaction in which the stockholder becomes an interested stockholder, (ii) upon consummation of the transaction in which any person becomes an interested stockholder, such interested stockholder owns at least 85% of the voting stock of Seagate outstanding at the time the transaction commences (excluding shares owned by certain employee stock ownership plans and persons who are both directors and officers of Seagate) or (iii) on or subsequent to the date an interested stockholder becomes such, the business combination is both approved by the Seagate Board and authorized at an annual or special meeting of Seagate's stockholders, not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

                             STOCKHOLDER PROPOSALS

    Proposals of stockholders of Arcada to be presented by such stockholders at Arcada's 1996 Annual Meeting of Stockholders (if the Merger is not consummated)
must have been received by the Secretary of Arcada no later than               ,
1996 in order to be included in the proxy statement and form of proxy relating to that meeting.

                       ADJOURNMENT OF THE SPECIAL MEETING

    In the event that there are not sufficient votes to approve and adopt the Merger Agreements at the time of the Special Meeting, such proposal could not be approved unless the Special Meeting were adjourned in order to permit further solicitation of proxies from Arcada stockholders. Proxies that are being solicited by the Arcada Board grant the discretionary authority to vote for any such adjournment, if necessary. If it is necessary to adjourn the Special Meeting and the adjournment is for a period of less than 30 days, no notice of the time and place of the adjourned meeting is required to be given to stockholders other than an announcement of such time and place at the Special Meeting. A majority of the voting power represented and voting at the Special Meeting is required to approve any such adjournment, provided that a quorum is present. If a quorum is not present, then either the chairman of the meeting or the stockholders entitled to vote at the meeting may adjourn the meeting.

                                    EXPERTS

    The consolidated financial statements of Seagate incorporated by reference in Seagate's Annual Report (Form 10-K) for the year ended June 30, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements incorporated in this Proxy Statement/Prospectus by reference to the Annual Report on Form 10-K, as amended by the Form 10-K/A filed on November 14, 1995, of Conner for the year ended December 31, 1994, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements of Arcada Holdings, Inc., as of December 31, 1994 and for the year then ended included in this Proxy Statement/Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for Seagate by Wilson, Sonsini, Goodrich & Rosati, P.C. The federal income tax consequences in connection with the Merger will be passed upon for Arcada by Irell & Manella.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Arcada Holdings, Inc.

    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Arcada Holdings, Inc. and its subsidiaries at December 31, 1994, and the results of their operations and their cash flows for the year in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

/s/ PRICE WATERHOUSE LLP
--------------------------
Price Waterhouse LLP
San Jose, California
December 21, 1995

                             ARCADA HOLDINGS, INC.
           (A MAJORITY-OWNED SUBSIDIARY OF CONNER PERIPHERALS, INC.)
                           CONSOLIDATED BALANCE SHEET
                (IN THOUSANDS, EXCEPT PAR VALUE AND SHARE DATA)
                                     ASSETS

                                                                                DECEMBER 31,
                                                                           -----------------------
                                                                              1994
                                                                           ----------               SEPTEMBER 30,
                                                                                                        1995
                                                                                          1993      -------------
                                                                                       -----------   (UNAUDITED)
                                                                                       (UNAUDITED)
Current assets:
  Cash and cash equivalents..............................................  $    1,180   $      --    $       150
  Accounts receivable, net of allowances of $380, $66 (unaudited) and
   $572 (unaudited)......................................................       5,273          66         11,644
  Accounts receivable from Conner........................................       1,356       1,199          2,138
  Inventories............................................................          21          --            658
  Other current assets...................................................         817          --          2,030
                                                                           ----------  -----------  -------------
    Total current assets.................................................       8,647       1,265         16,620
                                                                           ----------  -----------  -------------
Property and equipment, net..............................................       2,358         661          4,897
Goodwill and other intangibles, net......................................       7,307       1,360          7,367
                                                                           ----------  -----------  -------------
                                                                           $   18,312   $   3,286    $    28,884
                                                                           ----------  -----------  -------------
                                                                           ----------  -----------  -------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable.......................................................  $    1,344   $     472    $     3,608
  Accounts payable to Conner.............................................       5,788          --          8,269
  Accrued expenses.......................................................       2,121       1,386          4,974
  Deferred revenue.......................................................         314          --             --
                                                                           ----------  -----------  -------------
    Total current liabilities............................................       9,567       1,858         16,851
                                                                           ----------  -----------  -------------
Borrowings from Conner...................................................       2,243          --          3,241
Deferred income taxes....................................................         920          --            690
Commitments (Note 8)
Stockholders equity:
  Series A and Series B convertible preferred stock, $.001 par value;
   80,000,000 shares authorized; 36,000,000 shares as of December 31,
   1994, 28,356,000 (unaudited) shares as of December 31, 1993 and
   36,000,000 shares as of September 30, 1995 (unaudited) issued and
   outstanding...........................................................          36          28             36
  Common stock, $.001 par value; 120,000,000 shares authorized; 333,489 shares as of December 31, 1994, 200 (unaudited) shares as of December
   31, 1993, and 2,146,968 (unaudited) shares as of September 30, 1995
   issued and outstanding................................................          --          --              2
  Additional paid-in capital.............................................      19,543       6,673         21,382
  Accumulated deficit....................................................     (13,997)     (5,273)       (13,318)
                                                                           ----------  -----------  -------------
    Total stockholders' equity...........................................       5,582       1,428          8,102
                                                                           ----------  -----------  -------------
                                                                           $   18,312   $   3,286    $    28,884
                                                                           ----------  -----------  -------------
                                                                           ----------  -----------  -------------

   The accompanying notes are an integral part of these financial statements.

                             ARCADA HOLDINGS, INC.
           (A MAJORITY-OWNED SUBSIDIARY OF CONNER PERIPHERALS, INC.)
                      CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                            NINE MONTHS ENDED
                                                               YEAR ENDED                     SEPTEMBER 30,
                                                              DECEMBER 31,                ---------------------
                                                                  1994                      1995        1994
                                                              ------------                ---------  ----------
                                                                            PERIOD FROM
                                                                             INCEPTION
                                                                            (JANUARY 1,
                                                                              1993) TO
                                                                            DECEMBER 31,
                                                                                1993
                                                                            ------------
                                                                            (UNAUDITED)        (UNAUDITED)
Revenues:
  License revenues..........................................   $   14,787    $    1,776   $  34,929  $    7,570
  License revenues from Conner..............................        9,044         8,577       7,152       6,709
  Service revenues..........................................        1,035            --         577         819
                                                              ------------  ------------  ---------  ----------
    Total revenues..........................................       24,866        10,353      42,658      15,098
                                                              ------------  ------------  ---------  ----------
Costs of revenues:
  Cost of license revenues..................................        3,814           672       6,053       2,312
  Cost of license revenues from Conner......................        2,049         1,032       2,649       1,437
  Cost of service revenues..................................          816            --         569         669
                                                              ------------  ------------  ---------  ----------
    Total costs of revenues.................................        6,679         1,704       9,271       4,418
                                                              ------------  ------------  ---------  ----------
Gross profit................................................       18,187         8,649      33,387      10,680
                                                              ------------  ------------  ---------  ----------
Operating expenses:
  Research and development..................................        8,920         8,696      12,128       6,645
  In-process research and development.......................        7,632            --       2,817       7,632
  Selling, general and administrative.......................       13,905         5,226      17,137       9,073
                                                              ------------  ------------  ---------  ----------
                                                                   30,457        13,922      32,082      23,350
                                                              ------------  ------------  ---------  ----------
Income (loss) from operations...............................      (12,270)       (5,273)      1,305     (12,670)
Interest expense for borrowings from Conner.................         (182)           --        (378)        (86)
Other income (expense), net.................................           27            --          86          (6)
                                                              ------------  ------------  ---------  ----------
Income (loss) before income taxes...........................      (12,425)       (5,273)      1,013     (12,762)
Benefit (provision) for income taxes........................        3,701            --        (334)      3,558
                                                              ------------  ------------  ---------  ----------
Net income (loss)...........................................   $   (8,724)   $   (5,273)  $     679  $   (9,204)
                                                              ------------  ------------  ---------  ----------
                                                              ------------  ------------  ---------  ----------
Net income (loss) per share.................................   $    (0.24)                $    0.02  $    (0.25)
                                                              ------------                ---------  ----------
                                                              ------------                ---------  ----------
Shares and share equivalents used in per share
 calculations...............................................       36,166                    40,615      36,124
                                                              ------------                ---------  ----------
                                                              ------------                ---------  ----------

   The accompanying notes are an integral part of these financial statements.

                             ARCADA HOLDINGS, INC.
           (A MAJORITY-OWNED SUBSIDIARY OF CONNER PERIPHERALS, INC.)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                           SERIES A
                                          CONVERTIBLE
                                        PREFERRED STOCK            COMMON STOCK        ADDITIONAL
                                    -----------------------  ------------------------    PAID-IN    ACCUMULATED
                                      SHARES      AMOUNT      SHARES       AMOUNT        CAPITAL      DEFICIT       TOTAL
                                    ----------  -----------  ---------  -------------  -----------  ------------  ---------
Issuance of common and convertible
 preferred stock to Conner
 (unaudited)......................  28,356,000   $      28         200    $      --     $   6,673    $       --   $   6,701
Net loss (unaudited)..............          --          --          --           --            --        (5,273)     (5,273)
                                                                                 --
                                    ----------         ---   ---------                 -----------  ------------  ---------
Balance funded by Conner at
 December 31, 1993 (unaudited)....  28,356,000          28         200           --         6,673        (5,273)      1,428
Capital contribution by Conner....          --          --          --           --         8,500            --       8,500
Issuance of convertible preferred
 stock pursuant to the acquisition
 of Quest Development
 Corporation......................   7,644,000           8          --           --         3,128            --       3,136
Issuance of common stock upon
 exercise of options..............          --          --     333,289           --            26            --          26
Issuance of warrants to Conner....          --          --          --           --           641            --         641
Equity funding provided by Conner
 pursuant to research and
 development arrangement..........          --          --          --           --           575            --         575
Net loss..........................          --          --          --           --            --        (8,724)     (8,724)
                                                                                 --
                                    ----------         ---   ---------                 -----------  ------------  ---------
Balance at December 31, 1994......  36,000,000          36     333,489           --        19,543       (13,997)      5,582
Issuance of common stock upon
 exercise of options
 (unaudited)......................          --          --   2,160,354            2           172            --         174
Issuance of warrants to Conner
 (unaudited)......................          --          --          --           --         1,300            --       1,300
Repurchase of common stock
 (unaudited)......................          --          --    (346,875)          --            (8)           --          (8)
Equity funding provided by Conner
 pursuant to research and
 development arrangement
 (unaudited)......................          --          --          --           --           375            --         375
Net income (unaudited)............          --          --          --           --            --           679         679
                                                                                 --
                                    ----------         ---   ---------                 -----------  ------------  ---------
Balance at September 30, 1995
 (unaudited)......................  36,000,000   $      36   2,146,968    $       2     $  21,382    $  (13,318)  $   8,102
                                                                                 --
                                                                                 --
                                    ----------         ---   ---------                 -----------  ------------  ---------
                                    ----------         ---   ---------                 -----------  ------------  ---------

   The accompanying notes are an integral part of these financial statements.

                             ARCADA HOLDINGS, INC.
           (A MAJORITY-OWNED SUBSIDIARY OF CONNER PERIPHERALS, INC.)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                               NINE MONTHS ENDED
                                                                  YEAR ENDED                     SEPTEMBER 30,
                                                                 DECEMBER 31,                 --------------------
                                                                     1994                       1995       1994
                                                                 ------------                 ---------  ---------
                                                                                PERIOD FROM
                                                                                 INCEPTION
                                                                                (JANUARY 1,
                                                                                 1993) TO
                                                                               DECEMBER 31,
                                                                                   1993
                                                                               -------------
                                                                                (UNAUDITED)       (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)............................................   $   (8,724)    $  (5,273)   $     679  $  (9,204)
  Adjustments to reconcile net income (loss) to cash (used in)
   provided by operating activities:
    Depreciation and amortization..............................        1,153           307          932        865
    Amortization of intangibles................................        2,678         1,350        1,800      2,008
    In-process research and development........................        7,632            --        2,817      7,632
    Deferred income taxes......................................       (3,701)           --         (230)    (3,558)
    Other......................................................          114            --          298         71
    Changes in assets and liabilities, net of the effects of
     acquisitions:
      Accounts receivable......................................       (5,207)          (66)      (6,242)    (2,311)
      Accounts receivable from Conner..........................         (157)       (1,199)        (782)      (419)
      Inventories..............................................          (21)           --         (340)      (258)
      Other current assets.....................................         (817)           --       (1,160)      (145)
      Accounts payable.........................................          872           472        2,102        (70)
      Accounts payable to Conner...............................        5,788            --        2,481      5,065
      Accrued expenses.........................................          735         1,386        2,007       (190)
      Deferred revenue.........................................          314            --         (314)       375
                                                                 ------------  -------------  ---------  ---------
        Net cash (used in) provided by operating activities....          659        (3,023)       4,048       (139)
                                                                 ------------  -------------  ---------  ---------
Cash flows from investing activities:
  Acquisition of property and equipment, net...................       (2,850)         (968)      (3,119)    (2,702)
  Acquisition of Quest Development Corporation.................       (8,500)           --           --     (8,500)
  Acquisition of Sytron Corporation............................           --            --       (4,500)        --
                                                                 ------------  -------------  ---------  ---------
        Net cash (used in) investing activities................      (11,350)         (968)      (7,619)   (11,202)
                                                                 ------------  -------------  ---------  ---------
Cash flows from financing activities:
  Proceeds from borrowings from Conner.........................        2,770            --        2,000      2,370
  Research and development funding provided by Conner..........          575            --          375        500
  Issuance of Series A convertible preferred stock shares to
   Conner......................................................        8,500         3,991           --      8,500
  Issuance of common stock, net................................           26            --          166         24
                                                                 ------------  -------------  ---------  ---------
        Net cash provided by financing activities..............       11,871         3,991        2,541     11,394
                                                                 ------------  -------------  ---------  ---------
Net increase (decrease) in cash and cash equivalents...........        1,180            --       (1,030)        53
Cash and cash equivalents at beginning of period...............           --            --        1,180         --
                                                                 ------------  -------------  ---------  ---------
Cash and cash equivalents at end of period.....................   $    1,180     $      --    $     150  $      53
                                                                 ------------  -------------  ---------  ---------
                                                                 ------------  -------------  ---------  ---------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid for income taxes...................................   $       --     $      --    $   1,600  $      --
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING
 ACTIVITIES:
  Issuance of Series A convertible preferred stock for assets
   contributed by Conner.......................................           --         2,710           --         --
  Issuance of Series A convertible preferred stock upon the
   acquisition of Quest Development Corporation................        3,136            --           --         --

   The accompanying notes are an integral part of these financial statements.

                             ARCADA HOLDINGS, INC.
           (A MAJORITY-OWNED SUBSIDIARY OF CONNER PERIPHERALS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

THE COMPANY

    Arcada Holdings, Inc. (Arcada or the Company) was incorporated in Delaware in November 1993 as a wholly-owned subsidiary of Conner Peripherals, Inc. (Conner) to operate the software business of Conner which consists of developing, producing and marketing software products for data protection and storage management. Conner commenced its software operations in January 1993 by forming a separate division called Conner Software. Conner Software was formed by restructuring the business of Archive Software, a division of Archive Corporation (Archive). Archive Software was established by Archive in July 1992 and commenced its operations in October 1992. Archive was acquired by Conner in late December 1992. Due to a significant change in the nature of Archive Software's operations upon its acquisition by Conner and the immateriality of such operations, predecessor statements of operations and of cash flows of Archive Software for 1992 are not considered relevant and have not been presented.

    In January 1994, Arcada acquired the business of Quest Development Corporation (Quest) for $8,500,000 in cash and the issuance of 7,644,000 shares of Series A Convertible Preferred Stock of Arcada. Quest developed, produced and marketed software products for data storage management. The transaction was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair market values. After providing for deferred tax credits of $4,621,000 with respect to tax effects of differences in book and tax basis of intangibles acquired, the excess of the purchase price over fair market value of the net tangible assets acquired was approximately $16,257,000. Based on an appraisal, approximately $7,632,000 was allocated to in-process research and development, $3,639,000 was allocated to various intangibles including technology and customer lists, and the remaining $4,986,000 was allocated to goodwill. The consolidated statement of operations for 1994 includes a charge of $7,632,000 for in-process research and development.

    If the acquisition of Quest had occurred at the beginning of 1993, pro forma revenues and pro forma loss from operations of Arcada would have been $15,569,000 and $7,790,000, respectively (unaudited). The pro forma information excludes the effect of the write-off of in-process research and development and does not purport to be indicative of what operating results would have been had the acquisition actually taken place at the beginning of 1993.

    The Company's fiscal year ends on the Saturday nearest to December 31. Results of operations for the fiscal years ended in 1994 and in 1993 include 52 weeks. For purposes of presentation, the Company has indicated its accounting year and interim periods as ending on a calendar month end.

    SEAGATE MERGER

    On October 3, 1995, Conner entered into an Agreement and Plan of Reorganization with Seagate Technology, Inc. (Seagate) and a wholly-owned subsidiary of Seagate, pursuant to which Conner will merge with the wholly-owned subsidiary of Seagate. As a result of the merger which will be accounted for as a pooling of interests, each outstanding share of Conner's common stock will be converted into 0.442 shares of common stock of Seagate. The merger is subject to approvals of stockholders of Conner and Seagate.

    In connection with the merger between Seagate and Conner, the Company entered into an Agreement and Plan of Reorganization with Seagate on December 21, 1995 whereby shares of Arcada capital stock held by persons other than Conner will be acquired by Seagate by issuing 0.1545 shares

                             ARCADA HOLDINGS, INC.
           (A MAJORITY-OWNED SUBSIDIARY OF CONNER PERIPHERALS, INC.)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 1 -- THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING
        POLICIES: (CONTINUED)
of its common stock for each outstanding share of Arcada's common and preferred stock. The transaction will be accounted for as a purchase. Additionally, each outstanding option to purchase Arcada's common stock will be exchanged for an option to purchase 0.1545 shares of Seagate's common stock.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Arcada Holdings, Inc., and its wholly-owned subsidiaries. All intercompany accounts and transactions between Arcada and its subsidiaries have been eliminated.

    CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

    Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No.115 (FAS 115), "Accounting for certain Investments in Debt and Equity Securities." At December 31, 1993 (unaudited), 1994 and September 30, 1995 (unaudited), the Company had no investments. Accordingly, adoption of FAS 115 did not have a material effect on the Company's financial position or results of operations.

    REVENUE RECOGNITION

    The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants' Statement of Position 91-1 on Software Revenue Recognition.

    The Company's license revenues are derived from product licensing fees relating to the sale of packaged software products, royalties from original equipment manufacturers (OEMs) and site licenses. The Company's service revenues are derived from OEMs for customer funded engineering.

    Product licensing fees are recognized upon shipment if no significant vendor obligations remain and if collection of the resulting receivable is deemed probable. The Company grants distributors and resellers certain rights of return and price protection on unsold merchandise held by those distributors and resellers. Accordingly, reserves for estimated future returns, exchanges and credits for price protection are accrued upon product shipment.

    Minimum guaranteed royalty revenues not subject to significant future obligations are generally recognized upon shipment of software. Royalty revenues that exceed the minimum guarantees are recognized in the period they are earned.

    Revenues from OEMs for funded engineering are recognized on a percentage of completion basis. The percentage of completion is computed using progress to milestones which approximates the input measure of labor hours. In 1994, the Company entered into a Research and Development arrangement with Conner pursuant to which Conner agreed to fund the development of certain software products in the form of non-refundable capital contributions. During 1994 and the nine months ended September 30, 1995 the Company received funding of $575,000 and $375,000 (unaudited), respectively, from Conner. The amounts received under this agreement have been included in additional paid-in capital.

    Payments received in advance of revenue recognition are recorded as deferred revenue.

                             ARCADA HOLDINGS, INC.
           (A MAJORITY-OWNED SUBSIDIARY OF CONNER PERIPHERALS, INC.)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 1 -- THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING
        POLICIES: (CONTINUED)
    The Company provides a limited amount of free telephone technical support to customers. These activities are generally considered insignificant postcontract customer support obligations. Estimated costs of these activities are accrued at the time of product shipment.

    INVENTORIES

    Inventories consist primarily of finished software products, manuals and related supplies and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

    GOODWILL AND OTHER INTANGIBLES

    Goodwill and other intangibles are being amortized over their estimated useful lives, ranging from 1 to 6 years.

    In 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." FAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. FAS 121 is effective for fiscal years beginning after December 15, 1995. Adoption of FAS 121 is not expected to have a material impact on the Company's financial position or results of operations.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation is computed using the straight-line method based upon the useful life of the assets. The following table sets forth the estimated useful lives of the Company's assets:

Computers and other equipment    3 to 5 years
Furniture and fixtures           5 years
Leasehold improvements           the shorter of 5
                                 years
                                 or the lease term

    SOFTWARE DEVELOPMENT COSTS

    Software development costs are included in research and development and are expensed as incurred. Statement of Financial Accounting Standards No. 86,
"Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed" requires the capitalization of certain software development costs once technological feasibility is established, which based on the Company's development process is the completion of a working model. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the Company has not capitalized any software development costs as the amounts have not been material.

    EMPLOYEE STOCK PLANS

    The Company accounts for its employee stock option plan and Conner's Employee Stock Purchase Plan in accordance with provisions of the Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." In 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation." FAS 123 provides an alternative to APB 25 and is effective for fiscal years beginning after December 15, 1995. The Company expects to continue to account for its employee stock plans in accordance with the provisions of APB
25. Accordingly, FAS 123 is not expected to have any material impact on the Company's financial position or results of operations.

                             ARCADA HOLDINGS, INC.
           (A MAJORITY-OWNED SUBSIDIARY OF CONNER PERIPHERALS, INC.)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 1 -- THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING
        POLICIES: (CONTINUED)
    INCOME TAXES

    The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109). FAS 109 requires an asset and liability approach that recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, FAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates.

    During 1993, the results of operations of the Company were included in the consolidated federal income tax return of Conner. Pursuant to FAS 109, for the purposes of preparing these financial statements, the Company has computed the provision for income taxes for 1993 on a separate return basis. Since 1994, the Company has been filing separate federal income tax returns.

    CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash in a money market account and trade accounts receivable.

    The Company sells its products primarily to distributors and OEMs. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company maintains an allowance for uncollectible accounts receivable based upon the expected collectibility of all accounts receivable. Write-offs of accounts receivable have not been significant.

    NET INCOME (LOSS) PER SHARE

    Net income (loss) per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding. Common equivalent shares consist of stock options and warrants (using the treasury stock method). Net loss per share data for 1993 has not been presented because the Company had no formal capital structure until the end of 1993. As discussed before, after the Company's proposed merger with Seagate, the outstanding preferred stock of the Company held by the minority stockholders will be exchanged for Seagate's common stock. Additionally, the Company has a relatively deminimus number of common stock shares outstanding. Accordingly, net income (loss) per share for the periods presented has been computed assuming the conversion of the outstanding preferred stock into common stock on a one for one basis.

    1993 AND INTERIM RESULTS (UNAUDITED)

    The accompanying balance sheets as of December 31, 1993 and September 30, 1995 and the statements of operations, stockholders' equity and of cash flows for the year ended December 31, 1993 and nine months ended September 30, 1995 and 1994 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of 1993 and the interim periods. The data disclosed in these notes to the consolidated financial statements for these periods are unaudited.

                             ARCADA HOLDINGS, INC.
           (A MAJORITY-OWNED SUBSIDIARY OF CONNER PERIPHERALS, INC.)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2 -- BALANCE SHEET COMPONENTS (IN THOUSANDS):

                                                                       DECEMBER 31,
                                                                  ----------------------
                                                                    1994
                                                                  ---------               SEPTEMBER 30,
                                                                                              1995
                                                                                1993      -------------
                                                                             -----------   (UNAUDITED)
                                                                             (UNAUDITED)
Property and equipment:
  Computers and other equipment.................................  $   1,452   $     831    $     3,367
  Furniture and fixtures........................................      1,172          49          1,767
  Leasehold improvements........................................      1,194          88          1,374
                                                                  ---------  -----------  -------------
                                                                      3,818         968          6,508
  Less accumulated depreciation and amortization................      1,460         307          1,611
                                                                  ---------  -----------  -------------
                                                                  $   2,358   $     661    $     4,897
                                                                  ---------  -----------  -------------
                                                                  ---------  -----------  -------------
Goodwill and other intangibles:
  Goodwill......................................................  $   4,986   $      --    $     5,359
  Other intangibles.............................................      6,349       2,710          7,836
                                                                  ---------  -----------  -------------
                                                                     11,335       2,710         13,195
  Less accumulated amortization.................................      4,028       1,350          5,828
                                                                  ---------  -----------  -------------
                                                                  $   7,307   $   1,360    $     7,367
                                                                  ---------  -----------  -------------
                                                                  ---------  -----------  -------------
Accrued expenses:
  Accrued employee compensation.................................  $     865   $   1,086    $     2,100
  Accrued sales incentives......................................        444          --          1,214
  Other liabilities.............................................        812         300          1,660
                                                                  ---------  -----------  -------------
                                                                  $   2,121   $   1,386    $     4,974
                                                                  ---------  -----------  -------------
                                                                  ---------  -----------  -------------

NOTE 3 -- RELATED PARTY TRANSACTIONS:

    MINORITY STOCKHOLDER

    Since January 1994, the Company has leased certain of its facilities from entities partially owned by its principal minority stockholder who is also the President of its operating subsidiary Arcada Software, Inc. and a member of its Board of Directors. During 1994, the Company paid rent of $231,100 for use of this facility.

    In January 1994, the principal minority stockholder, Conner and Arcada entered into a Stockholders' and Registration Rights Agreement ("Stockholders' Rights Agreement") under which the principal minority stockholder and Conner are entitled to certain rights with respect to the registration under the Securities Act of the shares of Arcada capital stock held by them.

    Pursuant to the terms of the Stockholders' Rights Agreement Arcada has granted to the principal minority stockholder and Conner the pro rata right of first offer to purchase all or any part of any new securities issued by Arcada. However, these pro rata rights are not exercisable upon the issuance of stock to public pursuant to a registration statement under the Securities Act and under certain other circumstances as defined in the Stockholders' Rights Agreement.

    Under the Stockholders' Rights Agreement the principal minority stockholder and Conner have also granted to each other and to Arcada a right of first refusal if either of them desires to sell all or part of the Arcade capital stock held by them.

                             ARCADA HOLDINGS, INC.
           (A MAJORITY-OWNED SUBSIDIARY OF CONNER PERIPHERALS, INC.)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3 -- RELATED PARTY TRANSACTIONS: (CONTINUED)
    CONNER

    The Company has leased certain facilities from Conner for which it paid rent of $242,000 and $222,000 (unaudited) in 1994 and 1993, respectively.

    From inception through early 1994, Conner funded the operations of the Company and managed its cash flows. The Company's consolidated financial statements reflect funding provided by Conner during early 1994 and 1993 as capital contributions of Conner.

    Since inception Conner has provided varying levels of corporate, general and administrative services (including legal, employee benefit, accounting and payroll services) to the Company. Charges for these services are based upon actual costs incurred to the extent practical and reasonable estimations made by Conner management when actual identification is not possible. The Company's consolidated financial statements also include an allocation, which management believes to be reasonable, for corporate, general and administrative overhead based on Conner management's estimation of such services provided to the Company. Such allocated corporate overhead aggregated $320,000 in 1994 and $396,000 in 1993 (unaudited). These charges have been included in selling, general and administrative expenses.

    In January 1994, the Company entered into a borrowing arrangement with Conner, pursuant to which Conner agreed to provide the Company advances of up to $8,000,000. Borrowings under this arrangement carry interest at 5% per annum and are required to be fully paid off by December 31, 1998. The interest due on the amounts borrowed is payable quarterly. Additionally, the Company is required to make sufficient principal repayments such that the outstanding amounts will not exceed $2,700,000 at December 31, 1997 and $5,300,000 at December 31, 1996 .

    Under this borrowing arrangement, Conner is also entitled to receive warrants to purchase up to 5,942,858 shares of Series B preferred stock of Arcada at $0.88 per share. The number of warrants issuable to Conner is a function of the size of Borrowings made by the Company. Based on the borrowings made by the Company, warrants to purchase 2,857,144 shares of Series B preferred stock (unaudited) are issuable to Conner as of September 30, 1995.

    In the event that the Company fails to make timely payments of debt and interest, Conner is entitled to receive additional warrants in the amount of the overdue payment divided by the exercise price of the warrants and the interest rate increases to 7% per annum. So far the Company has not made any interest payments and, accordingly, the interest has been accruing at 7% per annum and at September 30, 1995 Conner was entitled to the issuance of warrants to purchase an additional 217,956 shares of Series B preferred stock (unaudited). In the event that the Company fails to fully repay the advances prior to December 31, 1998, the exercise price for the warrants will become $.65. The warrants expire December 31, 2001 and must be exercised in the event of an underwritten public offering. The Company recognizes additional interest expense over the term of the debt for the value of warrants issued to Conner. The Consolidated Statements of Operations for 1994 and the nine months ended September 30, 1995 include interest expense of $70,000 and $229,000 (unaudited), respectively, for warrants issued to Conner.

    At December 31, 1994 and September 30, 1995, outstanding borrowings under this arrangement aggregated $2,243,000 and $3,241,000 (unaudited), respectively, net of the unamortized discount related to warrants of $571,000 and $1,642,000 (unaudited), respectively.

                             ARCADA HOLDINGS, INC.
           (a majority-owned subsidiary of Conner Peripherals, Inc.)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4 -- STOCK SPLIT:
    A two-for-one stock split was declared by the Board of Directors on July 26, 1994 and was effected on December 14, 1994. Accordingly, all share, per share and stock option data for all periods presented have been restated to reflect the stock split.

NOTE 5 -- CONVERTIBLE PREFERRED STOCK:
    The Company's certificate of incorporation, as amended for the stock split discussed in Note 4, authorizes the issuance of up to 80,000,000 shares of Convertible Preferred Stock of which 40,000,000 shares are designated Series A Convertible Preferred Stock (Series A) and 40,000,000 shares are designated Series B Convertible Preferred Stock (Series B).

    Upon incorporation of the Company, the Company issued 28,356,000 shares of its Series A stock to Conner in December 1993 in exchange for all of the assets of Conner's software operations (see Note 1). In January 1994, the Company issued 7,644,000 shares of its Series A stock in conjunction with the acquisition of Quest (see Note 1). No shares of Series B stock have been issued. The rights with respect to Series A and Series B stock are as follows:

    VOTING

    Each share of Series A and Series B stock has voting rights equivalent to the number of shares of Common Stock into which it is convertible.

    DIVIDENDS

    Holders of Series A and Series B stock are entitled to receive dividends at 10% of the liquidation value of the shares, respectively, when and as declared by the Company's Board of Directors. The Company shall make no distribution to holders of Common Stock until Series A and Series B dividends have been paid. No dividends have been declared by the Board of Directors since inception.

    LIQUIDATION

    In the event of any liquidation, dissolution or winding up of the Company, the holders of Series A stock are entitled to receive $.85 per share plus unpaid dividends, and the holders of Series B stock are entitled to receive the value of their initial investment plus unpaid dividends before holders of Common Stock are paid. If the Company's assets are insufficient to permit payment in full then distribution will be made ratably to the Preferred Stock stockholders.

    CONVERSION

    Each share of Series A and Series B stock is convertible into one share of Common Stock at the option of the holder, subject to certain antidilution provisions as described in the amended articles of incorporation. All shares of Series A and Series B stock shall automatically be converted into shares of Common Stock immediately prior to the closing of an underwritten public offering. At December 31, 1994 and September 30, 1995, the Company had reserved 36,000,000 shares of Common Stock for issuance pursuant to the conversion of Series A and Series B stock outstanding.

NOTE 6 -- EMPLOYEE BENEFIT PLANS:

    ARCADA STOCK OPTION PLAN

    In March 1994, the Company adopted the 1994 Stock Option Plan (the Plan) which provides for the issuance of incentive and non-qualified stock options to employees and consultants of the Company. Options are granted under the Plan for periods not to exceed ten years, and generally must be issued at prices not less than 100% and 85%, for incentive and non-qualified stock options, respectively, of the estimated fair value of the stock as determined by the Board of Directors on the date of grant. Options granted to stockholders who own greater than 10% of the outstanding stock are for

                             ARCADA HOLDINGS, INC.
           (A MAJORITY-OWNED SUBSIDIARY OF CONNER PERIPHERALS, INC.)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 -- EMPLOYEE BENEFIT PLANS: (CONTINUED) periods not to exceed five years, and must be issued at prices not less than 110% of the estimated fair value of the stock on the date of grant. Options granted under the Plan vest 1/16th per quarter over a four year period.

    The following table summarizes activity under the Plan:

                                                             SHARES       OPTIONS
                                                           AVAILABLE    OUTSTANDING     OPTION PRICE
                                                          ------------  ------------  ----------------
Shares authorized.......................................     8,000,000            --                --
Options granted.........................................    (6,282,306)    6,282,306     $0.075-$0.095
Options canceled........................................       565,761      (565,761)           $0.085
Options exercised.......................................            --      (333,289)    $0.075-$0.085
                                                          ------------  ------------
Balance at December 31, 1994............................     2,283,455     5,383,256     $0.075-$0.095
Options granted (unaudited).............................      (992,952)      992,952     $1.275-$ 1.65
Options canceled (unaudited)............................       109,645      (109,645)    $0.085-$ 1.50
Unvested shares repurchased (unaudited).................       206,250            --            $0.075
Options exercised (unaudited)...........................            --    (2,160,354)    $0.075-$ 1.50
                                                          ------------  ------------
Balance at September 30, 1995 (unaudited)...............     1,606,398     4,106,209     $0.075-$ 1.65
                                                          ------------  ------------
                                                          ------------  ------------

    At December 31, 1994 and September 30, 1995, the Company had reserved 8,000,000 shares of common stock for issuance under the plan. At December 31, 1994 and September 30, 1995, options to purchase 873,750 and 1,279,757 (unaudited) shares, respectively, were exercisable. In addition, at December 31, 1994 and September 30, 1995, approximately 243,750 and 1,450,000 (unaudited) stock options, respectively, were exercised and converted to restricted common stock which vests over the same period as the underlying options.

    CONNER STOCK OPTION PLAN

    Prior to 1994, certain employees' of the Company had received grants of options to purchase common stock of Conner through Conner's stock option plan. Such options were granted at the fair market value of Conner's common stock on the dates of grants. At December 31, 1994, approximately 67,127 and at September 30, 1995 approximately 34,535 (unaudited) of these options were still outstanding at prices ranging from $5.19 to $13.38. At December 31, 1994 and September 30, 1995, approximately 26,580 and 18,341(unaudited), respectively, of these options were vested.

    CONNER EMPLOYEE STOCK PURCHASE PLAN

    All employees of the Company are eligible to participate in the Conner Employee Stock Purchase Plan (Purchase Plan). Shares may be purchased by participants at the lower of 85% of the fair market value of the common stock at the beginning or end of each six-month offering period. Shares are to be purchased from payroll deductions which are limited to 15% of an employee's compensation. As of December 31, 1994 and September 30, 1995, approximately 42,146 and 74,214 (unaudited) shares had been issued to Arcada employees, respectively, under the Purchase Plan.

    EMPLOYEE PENSION PLAN

    The Company has a 401(k) plan covering all of its U.S. employees'. Under this plan, U.S. employees may contribute a percentage of their compensation. European employees participate in Conner's retirement savings plan, which is funded through employee payroll deductions. The assets of these

                             ARCADA HOLDINGS, INC.
           (A MAJORITY-OWNED SUBSIDIARY OF CONNER PERIPHERALS, INC.)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 -- EMPLOYEE BENEFIT PLANS: (CONTINUED) plans are held separately from those of the Company in independently managed and administered funds. The Company's contributions to the plan are discretionary. As of December 31, 1994 and September 30, 1995 (unaudited), the Company has not made any contributions to the Plan.

NOTE 7 -- INCOME TAXES:
    During 1993, the Company filed a consolidated federal income tax return with Conner and, accordingly, its net operating losses of 1993 were used by Conner. On a separate return basis, no provision for income taxes has been recorded for 1993 as a result of the losses incurred. Since 1994, the Company has been filing separate federal income tax returns.

    The Company had no current taxes in 1994 as a result of the losses incurred. In 1994, the Company recognized a tax benefit of $3,701,000, representing amortization of certain deferred tax credits established upon the acquisition of Quest for differences in book and tax basis of intangibles acquired, including the identified intangibles and in-process research and development, but excluding goodwill.

    The following are the components of the 1994 benefit for income taxes (in thousands):

Deferred:
  Federal..........................................................  $   3,160
  State............................................................        541
                                                                     ---------
    Total..........................................................  $   3,701
                                                                     ---------
                                                                     ---------

    At December 31, 1993, the Company did not have any material tax related payables or receivables from Conner. Deferred taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets (liabilities) at December 31, 1994 and 1993 are comprised of the following (in thousands):

                                                                             DECEMBER 31,
                                                                       ------------------------
                                                                         1994
                                                                       ---------      1993
                                                                                  -------------
                                                                                   (UNAUDITED)
Depreciation and amortization........................................  $     139    $      60
Accounts receivable reserves.........................................        134           --
Accrued expenses.....................................................        733          270
Tax credits..........................................................        680           --
Other................................................................         63           --
                                                                       ---------       ------
  Subtotal...........................................................      1,749          330
Valuation reserve....................................................     (1,749)        (330)
Technology and other intangibles.....................................       (920)          --
                                                                       ---------       ------
  Total..............................................................  $    (920)   $      --
                                                                       ---------       ------
                                                                       ---------       ------

    Based on its history of operating losses through 1994, the Company has determined that under FAS 109, it is more likely than not that the deferred tax assets would not be realized and, accordingly, a valuation reserve has been established at December 31, 1994 and 1993.

                             ARCADA HOLDINGS, INC.
           (A MAJORITY-OWNED SUBSIDIARY OF CONNER PERIPHERALS, INC.)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 -- INCOME TAXES: (CONTINUED)
    A reconciliation of the Company's effective income tax benefit rate to the federal statutory rate for 1994 follows:

Federal statutory rate.............................................     (35.0%)
State taxes........................................................      (4.3%)
Non-deductible goodwill amortization...............................       2.3%
Non-utilization of net operating losses............................       7.2%
                                                                     ---------
                                                                        (29.8%)
                                                                     ---------
                                                                     ---------

    The Company's effective tax rate for the nine months ended September 30, 1995 (unaudited), was approximately 33%, which was lower than the US federal statutory rate of 35% primarily due to the expected utilization of certain tax credits (unaudited).

NOTE 8 -- LEASE COMMITMENTS:
    The Company leases certain equipment and its facilities under noncancelable operating leases, which expire at various dates. Certain facility leases require the Company to pay taxes, maintenance and repair costs. In addition, the Company has various options for renewal of certain of its facility leases. Future minimum lease payments under noncancelable operating leases are as follows (in thousands):

YEAR ENDING DECEMBER 31,
------------------------------------------------------------------------------------
1995................................................................................  $   1,045
1996................................................................................      1,183
1997................................................................................        688
1998................................................................................        421
1999................................................................................        400
Thereafter..........................................................................        393
                                                                                      ---------
                                                                                      $   4,130
                                                                                      ---------
                                                                                      ---------

    Approximately $543,000 and $1,387,000 of the lease commitments are due to Conner and the entities partially owned by the principal minority stockholder, respectively. Rent expense for all operating leases was approximately $911,000 in 1994 and $463,000 in 1993 (unaudited).

NOTE 9 -- ACQUISITION:
    During the quarter ended September 30, 1995, the Company acquired the assets of Sytron Corporation (Sytron), a subsidiary of REXON, Inc., for $4,500,000 in cash and the assumption of certain liabilities. Sytron develops, produces and markets software products for data storage management. The transaction was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based upon their estimated fair market values. The excess of the purchase price over its fair market value of the net tangible assets acquired was approximately $4,677,000. Based on an appraisal, approximately $2,817,000 was allocated to in-process research and development, $1,487,000 was allocated to various intangibles including technology, and the remaining $373,000 was allocated to goodwill. The consolidated statement of operations for the nine months ended September 30, 1995 includes a charge of $2,817,000 for in-process research and development. Sytron's net assets and results of operations have been included in the Company's consolidated financial statements for the nine months ended September 30, 1995 from the acquisition date.

                             ARCADA HOLDINGS, INC.
           (A MAJORITY-OWNED SUBSIDIARY OF CONNER PERIPHERALS, INC.)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 9 -- ACQUISITION: (CONTINUED)
    The following table presents unaudited pro forma results of operations of Arcada as if the Sytron acquisition had occurred as of the beginning of the respective periods after giving effect to certain adjustments and excluding the write-off of in-process research and development. The unaudited pro forma information is provided for comparative purposes only and does not purport to be indicative of the results which actually would have been obtained if the acquisition had been effected for the periods indicated, or of results which may be obtained in the future (in thousands except per share data).

                                                                                 NINE MONTHS
                                                                   YEAR ENDED       ENDED
                                                                  DECEMBER 31,  SEPTEMBER 30,
                                                                      1994          1995
                                                                  ------------  -------------
                                                                          (UNAUDITED)
Revenues........................................................   $   36,087    $    47,587
Net loss........................................................       10,946          2,788
Net loss per share..............................................         0.30           0.08

NOTE 10 -- SEGMENT INFORMATION:
    The Company operates in a single industry segment. During 1994 and 1993, revenues from sales to Conner represented approximately 36% and 83% (unaudited) of total revenues, respectively. In addition, during 1994 sales to one other customer represented approximately 10% of total revenues. No other customers accounted for 10% or more of revenues during 1994 or 1993 (unaudited).

    Export  revenues  from   international  customers,   primarily  in   Europe,
represented approximately 12% and 3% of total revenues in 1994 and 1993 (unaudited), respectively.

NOTE 11 -- LITIGATION:
    On May 19, 1995, Personal Computer Peripherals Corporation ( PCPC ) filed a lawsuit in the United States District Court for the District of Delaware naming Arcada, Legato Systems, Artisoft, Cheyenne Software, Palindrome (a subsidiary of Seagate) and Symantec as defendants, and alleging infringement of a patent issued to PCPC entitled "Backup Computer Program for Networks." PCPC sought an injunction against infringement of PCPC's patent, treble damages, attorney's fees and other damages. Without acknowledging any liability, Arcada entered into a settlement agreement in November 1995 with PCPC fully resolving all outstanding claims by making a lump sum payment.

                                                                      APPENDIX A
                                                                      ----------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      AGREEMENT AND PLAN OF REORGANIZATION

                                  BY AND AMONG

                           SEAGATE TECHNOLOGY, INC.,
                             A DELAWARE CORPORATION

                             ARCADA HOLDINGS, INC.,
                             A DELAWARE CORPORATION

                                      AND

                                KEVIN H. AZZOUZ

                         DATED AS OF DECEMBER 21, 1995

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      AGREEMENT AND PLAN OF REORGANIZATION

    THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of December 21, 1995 among Seagate Technology, Inc., a Delaware corporation ("Seagate"), Arcada Holdings, Inc., a Delaware corporation ("Arcada"), and Kevin H. Azzouz ("Azzouz").

                                    RECITAL

    A. Seagate, Conner Peripherals, Inc., a Delaware corporation ("Conner"), and Athena Acquisition Corporation, Delaware corporation and wholly-owned subsidiary of Seagate ("Sub"), have entered into an Agreement and Plan of Reorganization dated as of October 3, 1995 (the "Seagate/ Conner Agreement"), pursuant to which Sub will merge with and into Conner and become a wholly-owned subsidiary of Seagate (the "Seagate/Conner Merger"), subject to the terms and conditions of the Seagate/Conner Agreement.

    B.  Arcada is a majority-owned subsidiary of Conner.

    C. Arcada, Seagate, Azzouz and certain other holders of stock or options to acquire stock of Arcada entered into a Letter of Intent for the Acquisition of Minority Interests of Arcada Holdings, Inc. (the "Letter of Intent") dated as of October 3, 1995, regarding the parties' agreement in principle for Seagate's acquisition (as soon as possible following the Seagate/Conner Merger) of all minority equity interests in Arcada (the "Arcada Acquisition").

    D. The parties now desire to enter into this Agreement regarding the Arcada Acquisition.

    E. The Boards of Directors of Arcada and Seagate believe it is in the best interests of each company and their respective stockholders to consummate the Arcada Acquisition pursuant to the terms and conditions set forth in this Agreement.

    F. The parties hereto intend that the Arcada Acquisition qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

    NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the parties agree as follows:

                                   SECTION 1
                                   THE MERGER

    1.1 MERGER: EFFECTIVE TIME. Subject to the terms and conditions of this Agreement and the Agreement of Merger attached as EXHIBIT A (the "Merger Agreement"), Merger Sub (as defined below in Section 1.3) will be merged into Arcada (the "Merger") in accordance with the Delaware General Corporation Law (the "Delaware Statute"). The Merger Agreement provides for the mode of effecting the Merger and the effects thereof. Arcada and Merger Sub shall execute the Merger Agreement immediately prior to the Closing (as defined in Section 1.2 below).

    Subject to the provisions of this Agreement and the Merger Agreement, the Merger Agreement together with any required certificates, shall be duly filed in accordance with the Delaware Statute on the Closing Date (as defined in Section 1.2). The Merger shall become effective (the "Effective Time") upon the filing of the Merger Agreement (together with any required certificates) with the Secretary of State of the State of Delaware (the date of the Effective Time is referred to as the "Effective Date").

    1.2 CLOSING. Assuming satisfaction or waiver of all conditions set forth in Section 7, the closing of the Merger (the "Closing") will take place as soon as possible after consummation of the Seagate/ Conner Merger (such date being the "Closing Date"), at the offices of Wilson, Sonsini, Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California 94304-1050, unless a different date or place is agreed to in writing by the parties hereto.

    1.3 ORGANIZATION OF MERGER SUB. Prior to the closing and subject to applicable corporate and securities laws, Seagate shall form a new, wholly-owned subsidiary ("Merger Sub") to which it will contribute the number of shares of Seagate Common Stock and cash in lieu of fractional shares to be distributed in connection with the Merger. Subsequent to the Conner/Seagate Merger and subject to applicable corporate and securities laws, Seagate shall contribute the capital stock of Merger Sub to Conner such that Merger Sub becomes a wholly-owned subsidiary of Conner prior to the Effective Date. In the event that any of the foregoing transactions violate applicable corporate or securities laws, the parties hereto shall use their best efforts to restructure the Arcada Acquisition to qualify as a reorganization within the meaning of Section 368 of the Code, such that no gain or loss will be recognized by the minority stockholders of Arcada as a result of the Arcada Acquisition.

    1.4 EFFECTS OF THE MERGER. At the Effective Time, the separate existence of Merger Sub shall cease and Merger Sub shall be merged with and into Arcada, and the effects of the Merger shall be as provided in this Agreement, the Merger Agreement and the applicable provisions of the Delaware Statute. Merger Sub and Arcada are sometimes referred to as the "Constituent Corporations" and Arcada after the Merger is sometimes referred to as the "Surviving Corporation." Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Arcada and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of Arcada and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

    1.5 CERTIFICATE OF INCORPORATION: BYLAWS: DIRECTORS: OFFICERS. At the Effective Time, (i) the Certificate of Incorporation of Arcada shall be the Certificate of Incorporation of the Surviving Corporation; (ii) the Bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until altered, amended or repealed; (iii) the directors of Merger Sub shall be the initial directors of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Articles of Incorporation and Bylaws of the Surviving Corporation, as the same may be amended from time to time or otherwise as provided by law; and (iv) the officers of Merger Sub shall be the initial officers of the Surviving Corporation.

                                   SECTION 2
                EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
               CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

    2.1   EFFECT ON CAPITAL STOCK.   As of the Effective  Time, by virtue of the
Merger and without any action on the part of the holder of any shares of capital stock of Arcada ("Arcada Capital Stock"):

    (a) CAPITAL STOCK OF MERGER SUB. Each issued and outstanding share of capital stock of Merger Sub shall continue to be issued and outstanding and shall be converted into one share of validly issued, fully paid and non-assessable Common Stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

    (b) CANCELLATION OF CERTAIN SHARES OF CAPITAL STOCK OF ARCADA. All shares of Arcada Capital Stock that are owned directly or indirectly by Arcada shall be canceled and no stock of Seagate or other consideration shall be delivered in exchange therefor.

    (c) CAPITAL STOCK HELD BY CONNER. All shares of Arcada Capital Stock that are owned directly or indirectly by Conner (including rights to acquire such shares but excluding the 3,035,600 shares of Arcada Capital Stock that are reserved for issuance upon exercise of the Conner Arcada Options (as defined in Section 4.2(b)) shall continue to be issued and outstanding shares of Arcada Capital Stock and shall not be affected by the Merger.

    (d)  CONVERSION  OF CAPITAL STOCK  OF ARCADA.   Subject to Sections  2.1(e),
(f), (g) and (h) below, each issued and outstanding share of common stock of Arcada, $.001 par value ("Arcada Common Stock"),

Series A Preferred Stock, $.001 par value, and Series B Preferred Stock, $.001 par value (other than shares to be canceled pursuant to Section 2.1(b) and shares to remain outstanding pursuant to Section 2.1(c) above), that are issued and outstanding immediately prior to the Effective Time shall automatically be canceled and extinguished and converted, without any action on the part of the holder thereof, into the right to receive 0.1545 shares of common stock of Seagate, $.01 par value ("Seagate Common Stock"). All such shares of Arcada Capital Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the shares of Seagate Common Stock to be issued or paid in consideration therefor upon the surrender of such certificate in accordance with Section 2.2 of this Agreement. The ratio pursuant to which each share of Arcada Capital Stock will be exchanged for shares of Seagate Common Stock, determined in accordance with the foregoing provisions, is referred to as the "Exchange Ratio."

    (e) ADJUSTMENT OF EXCHANGE RATIO. If, between the date of this Agreement and the Effective Time, the outstanding shares of Seagate Common Stock or Arcada Capital Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, split-up, stock dividend or stock combination, then the Exchange Ratio shall be correspondingly adjusted.

    (f) DISSENTERS' RIGHTS. Any shares of Arcada Capital Stock held by a holder who has properly exercised dissenters' rights for such shares in accordance with the Delaware Statute and who, as of the Effective Time, has not effectively withdrawn or lost such dissenters' rights ("Dissenting Shares") shall not be converted into Seagate Common Stock but shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the Delaware Statute. Arcada shall give Seagate prompt notice of any demand received by Arcada to require Arcada to purchase shares of Arcada Capital Stock, and Seagate shall have the right to participate in all negotiations and proceedings with respect to such demand. Arcada agrees that, except with the prior written consent of Seagate, it will not voluntarily make any payment with respect to, or settle or offer to settle, any such purchase demand. Each holder of Dissenting Shares (a "Dissenting Stockholder') who, pursuant to the provisions of the Delaware Statute, becomes entitled to payment of the value of shares of Arcada Capital Stock shall receive payment therefor (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions) provided that all funds used to make such payment shall be paid solely by Arcada and neither Seagate nor Conner shall have the obligation to provide funds to Arcada for such payment. In the event of legal obligation, after the Effective Time, to deliver shares of Seagate Common Stock to any holder of shares of Arcada Capital Stock who shall have failed to make an effective purchase demand or shall have lost its status as a Dissenting Stockholder, Seagate shall issue and deliver, upon surrender by such Dissenting Stockholder of such holder's certificate or certificates representing shares of Arcada Capital Stock, the shares of Seagate Common Stock to which such Dissenting Stockholder is then entitled under this Section 2.1 and the Merger Agreement.

    (g) FRACTIONAL SHARES. No fractional shares of Seagate Common Stock shall be issued, but in lieu thereof each holder of shares of Arcada Capital Stock who would otherwise be entitled to receive a fraction of a share of Seagate Common Stock shall receive an amount of cash equal to the per share market value of Seagate Common Stock (based on the last sales price of Seagate Common Stock as reported on the New York Stock Exchange, Inc. (the "NYSE") on the Effective
Date) multiplied by the fraction of a share of Seagate Common Stock to which such holder would otherwise be entitled. The fractional share interests of each stockholder of Arcada shall be aggregated, so that no Arcada stockholder shall receive cash in an amount greater than the value of one full share of Seagate Common Stock.

    (h) MAXIMUM MERGER CONSIDERATION. The maximum consideration to be paid by Seagate through Merger Sub (including Seagate Common Stock to be reserved for issuance upon exercise of Arcada Options and Conner Arcada Options assumed by Seagate pursuant to Section 6.13 below but excluding cash payments in lieu of fractional shares pursuant to Section 2.1(g)) pursuant to the

Merger shall be equal to (i) 2,192,441 shares of Seagate Common Stock PLUS (ii) a number of shares of Seagate Common Stock equal to the product of (A) the Exchange Ratio TIMES (B) the number of shares of Arcada Common Stock subject to Additional Permitted Arcada Options (as defined below). In the event that immediately prior to the Closing the outstanding shares of Arcada Capital Stock not held by Conner, including shares subject to Arcada Options (as defined in
Section 3.2(b)) and Conner Arcada Options (as defined in Section 4.2(b)) is greater than the sum of (y) 14,190,555 PLUS (z) the number of shares subject to Additional Permitted Arcada Options, the Exchange Ratio shall be proportionately decreased. No adjustment shall be made in the aggregate consideration to be paid in the Merger as a result of any cash proceeds received by Arcada from the date of this Agreement to the Closing Date pursuant to the exercise of currently outstanding options to acquire Arcada Common Stock. Notwithstanding the foregoing, no adjustment shall be made in the Exchange Ratio for increases in the number of shares subject to Conner Arcada Options unless there has been a breach of the representation made by Azzouz in the second sentence of Section 3.2(b). For purposes of this Agreement, "Additional Permitted Arcada Options" means additional options issued under the Arcada Plan (as defined in Section 3.2(b)) between October 3, 1995 and the Effective Time in accordance with
Section 5.2(c) of the Seagate/Conner Agreement (of which options to purchase 199,800 shares were issued on November 21, 1995) or with the consent of Seagate.

    (i)   STOCK OPTIONS.   All  the outstanding  Arcada Options  (including  any
Additional Permitted Arcada Options) and Conner Arcada Options shall be assumed by Seagate in accordance with Section 6.13.

    2.2  EXCHANGE OF CERTIFICATES.

    (a) EXCHANGE AGENT. Prior to the Effective Time, Seagate shall designate a bank or trust company, reasonably acceptable to Arcada, to act as exchange agent (the "Exchange Agent") in the Merger.

    (b) SEAGATE TO PROVIDE COMMON STOCK. Promptly after the Effective Time, Seagate shall cause Merger Sub to deliver to the Exchange Agent in accordance with this Section 2 and the Merger Agreement, the shares of Seagate Common Stock issuable pursuant to Section 2.1 and the Merger Agreement in exchange for outstanding shares of capital stock of Arcada, and cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 2.1(g).

    (c) EXCHANGE PROCEDURES. As soon as practicable after the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Arcada Common Stock (the "Certificates") whose shares are being converted into Seagate Common Stock pursuant to Section 2.1 and the Merger Agreement, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Seagate may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for Seagate Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Seagate, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the number of shares of Seagate Common Stock to which the holder of Arcada Common Stock is entitled pursuant to Section 2.1. The Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Arcada Common Stock which is not registered on the transfer records of Arcada, the appropriate number of shares of Seagate Common Stock may be delivered to a transferee if the Certificate representing such capital stock of Arcada is presented to the Exchange Agent and accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent the right to receive upon such surrender the number of shares of Seagate Common Stock as provided by this Section 2 and the provisions of the Delaware Statute.

    (d) NO FURTHER OWNERSHIP RIGHTS IN CAPITAL STOCK OF ARCADA. All Seagate Common Stock delivered upon the surrender for exchange of shares of Arcada Common Stock in accordance with the terms hereof shall be deemed to have been delivered in full satisfaction of all rights pertaining to such shares of Arcada Common Stock, and following the Effective Time, the Certificates shall have no further rights to, or ownership in, shares of capital stock of Arcada. There shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Arcada Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 2.

    (e) LOST, STOLEN OR DESTROYED CERTIFICATES. In the event any certificates evidencing shares of Arcada Common Stock shall have been lost, stolen or destroyed, the Exchange Agent shall make payment in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Seagate Common Stock and cash for fractional shares, if any, as may be required pursuant to Section 2.1(g); provided, however, that Seagate may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Seagate or the Exchange Agent with respect to the certificates alleged to have been lost, stolen or destroyed.

    (f) NO LIABILITY. Notwithstanding anything to the contrary in this Section 2.2, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to a holder of shares of Arcada Common Stock for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

    (g) DISSENTING SHARES. The provisions of this Section 2.2 shall also apply to Dissenting Shares that lose their status as such, except that the obligations of Seagate under this Section 2.2 shall commence on the date of loss of such status.

                                   SECTION 3
                    REPRESENTATIONS AND WARRANTIES OF AZZOUZ

    Azzouz represents and warrants to Seagate that, to the best of his knowledge:

    3.1 ORGANIZATION OF ARCADA. Arcada is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of Delaware. Arcada has the corporate power to own its properties and to carry on its business as now being conducted. Arcada is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which it does business. Arcada has delivered and certified a true and correct copy of its Certificate of Incorporation and Bylaws, each as amended to date, to Seagate. Except as set forth on SCHEDULE 3.1, Arcada does not have and has never had any subsidiaries or affiliated companies and does not otherwise own and has never otherwise owned any shares of capital stock or any interest in, or control, directly or indirectly, any other corporation, partnership, association, joint venture or other business entity.

    3.2  ARCADA CAPITAL STRUCTURE.

    (a) The authorized capital stock of Arcada consists of 200,000,000 shares of capital stock, of which 120,000,000 shares are designated Common Stock $.001 par value, 40,000,000 shares are designated Series A Preferred Stock $.001 par value, and 40,000,000 shares are designated Series B Preferred Stock $.001 par value. As of the date of this Agreement, 2,455,049 shares of Arcada Common Stock, 36,000,000 shares of Arcada Series A Preferred Stock and no shares of Arcada Series B Preferred Stock are issued and outstanding. All of such outstanding shares have been duly authorized, validly issued, fully paid and non-assessable. Except as provided in the Arcada Stockholders Agreement (defined in Section 6.2), the outstanding shares of Arcada Common Stock are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Arcada, or any agreement to which Arcada is a party or by which it may be bound. There are no voting agreements or voting trusts with respect to any of the outstanding shares of Arcada Common Stock. The outstanding shares of Arcada capital stock are held of record by the persons and in the amounts set forth on SCHEDULE 3.2(A). Except as provided in the Arcada Stockholders Agreement, Azzouz has, and immediately prior to the Effective Time will have, good and valid title to the shares of Arcada Capital Stock owned by Azzouz as indicated on SCHEDULE 3.2(A), free and clear of all liens, encumbrances or claims and, as a result of the Merger, will duly and validly have transferred such title to Conner.

    (b) Arcada has reserved 8,000,000 shares of Arcada Common Stock for issuance to employees and consultants pursuant to the 1994 Arcada Stock Option Plan, as amended (the "Arcada Plan"), of which 3,965,878 shares are subject to outstanding options (the "Arcada Options") and 2,454,849 shares have been issued thereunder and remain outstanding (2,093,750 of which were issued subject to Restricted Stock Purchase Agreements), as of the date of this Agreement.
SCHEDULE 3.2(B) sets forth for each Arcada Option the name of the holder of such option, the number of shares of Arcada Common Stock subject to such option, the exercise price of such option and the vesting schedule for such option. The exercisability of the Arcada Options will not be accelerated by the transactions contemplated by this Agreement. Except for Arcada Options described in SCHEDULE 3.2(B), the conversion rights of holders of shares of preferred stock of Arcada, the warrant to purchase up to 2,857,144 shares of Series B Preferred Stock held by Conner, and the Arcada Stockholders Agreement, there are no options, warrants, calls, rights, commitments or agreements of any character, written or oral to which Arcada or Azzouz is a party or by which it or Azzouz is bound obligating Arcada or Azzouz to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of Arcada or obligating Arcada or Azzouz to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. As a result of the Merger, Conner will be the record and beneficial owner of all outstanding capital stock of Arcada and rights to acquire capital stock of Arcada.

    3.3  AUTHORITY.

    (a) Subject only to the requisite approval of the Merger, this Agreement and the Merger Agreement by Arcada's stockholders, Arcada has all requisite corporate power and authority to enter into this Agreement, the Merger Agreement, the Noncompetition Agreement (as defined in Section 7.2(d)) and to consummate the transactions contemplated hereby and thereby. An affirmative vote of the holders of a majority of the outstanding shares of Arcada Common Stock and the holders of a majority of the outstanding shares of Arcada Preferred Stock is the requisite vote to duly approve the Merger, this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby pursuant to applicable law, Arcada's Certificate of Incorporation and Bylaws. The execution and delivery of this Agreement and the Merger Agreement, the performance by Arcada of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Arcada, subject only to the requisite approval by Arcada's stockholders. Arcada's Board of Directors has (i) unanimously approved the Merger, this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby and (ii) recommended that the stockholders of Arcada approve the Merger, this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby. Azzouz has all requisite power and authority to enter into this Agreement and the Noncompetition Agreement. This Agreement has been duly executed and delivered by Arcada and Azzouz and constitutes, and the Noncompetition Agreement when executed and delivered by Arcada and Azzouz will constitute, the valid and binding obligation of Arcada and Azzouz, enforceable in accordance with their respective terms except as such enforceability may be subject to the laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors rights generally and rules of law governing specific performance, injunctive relief or other equitable remedies.

    (b) Subject only to the approval of the Merger, this Agreement and the Merger Agreement by Arcada's stockholders, the execution and delivery of this Agreement and the Merger Agreement by Arcada and Azzouz does not, and the execution and delivery of the Noncompetition Agreement will not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of (a "Conflict") any material statute, law, rule, regulation, judgment, order, decree, or ordinance applicable to Arcada or Azzouz or any of their respective properties, or result in any breach or default (or an event which with or without notice or lapse of time, or both, would constitute a default) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of a material lien or material encumbrance on any of the properties or assets of Arcada or Azzouz that would have a Material Adverse Effect (as defined below) pursuant to (i) any provision of the Certificate of Incorporation or Bylaws of Arcada or (ii) any material agreement, contract, note, mortgage, indenture, lease, instrument, permit, franchise or license to which Arcada or Azzouz is a party or by which Arcada or Azzouz or any of their respective properties or assets may be bound or affected. When used in connection with Arcada or any of its subsidiaries, the term "Material Adverse Effect" means any change, event or effect that is materially adverse to the business, assets (including intangible assets), liabilities, financial condition or future prospects of Arcada and its subsidiaries taken as a whole; PROVIDED, HOWEVER, that a "Material Adverse Effect" shall not include any adverse effect following the date of this Agreement which is attributable to (i) a delay of, reduction in or cancellation or change in the terms of product orders by customers of Arcada or any of its subsidiaries or (ii) an increase in the price of, a delay of, reduction in or cancellation of or change in terms with respect to products or components supplied by vendors of Arcada or any of its subsidiaries, which in either case is related to the announcement or pendency of the transactions contemplated by this Agreement or the Seagate/ Conner Agreement.

    (c) No consent, waiver, approval, order or authorization of, or registration or filing with, any court, administrative agency, commission or regulatory authority, domestic or foreign ("Governmental Entity") or any third party, including a party to any agreement with Arcada or Azzouz (so as not to trigger any Conflict), is required by or with respect to Arcada or Azzouz in connection with the execution and delivery of this Agreement, the Merger Agreement, the Noncompetition Agreement or the consummation of the transactions contemplated hereby or thereby, except for (i) the filing of the Merger Agreement with the Secretary of State of the State of Delaware, (ii) the distribution of a proxy statement relating to the Stockholders' Meeting (the "Proxy Statement") and the obtaining of the approval of the Merger by Arcada's stockholders, (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and (iv) such consents, waivers, authorizations, filings, approvals, permits and registrations which are set forth on SCHEDULE 3.3.

    3.4 NO UNDISCLOSED LIABILITIES. Except as set forth on SCHEDULES 3.4 OR 3.6, neither Arcada nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with generally accepted accounting principles ("GAAP") which are, individually or in the aggregate, material to the business, results of operations or financial condition of Arcada and its subsidiaries taken as a whole, except liabilities (i) provided for in Arcada's balance sheet dated as of September 30, 1995 (which has been delivered to Seagate) or (ii) incurred since September 30, 1995 in the ordinary course of business, none of which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

    3.5  INTELLECTUAL PROPERTY.

    (a) Arcada and its subsidiaries own, or have the right to use, sell or license all material intellectual property rights necessary or required for the conduct of their respective businesses as presently conducted (such intellectual property rights are collectively referred to as the "Arcada Intellectual Property Rights").

    (b) Neither the manufacture, marketing, license, sale or intended use of any product currently licensed or sold by Arcada or any of its subsidiaries violates any license or agreement between Arcada or any of its subsidiaries and any third party or infringes any intellectual property right of any other party; and there is no pending or threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any Arcada Intellectual Property Right nor is there any basis for any such claim, nor has Arcada received any notice asserting that any Arcada Intellectual Property Right or the proposed use, sale, license or disposition thereof conflicts or will conflict with the rights of any other party, nor is there any basis for any such assertion, except to the extent that such violation(s), or notice or basis therefor, have not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

    (c) Arcada has taken reasonable and practicable steps designed to safeguard and maintain the secrecy and confidentiality of, and its proprietary rights in, all material Arcada Intellectual Property Rights.

    (d) Neither Arcada nor Azzouz has entered into any agreement under which Arcada is restricted from selling, licensing or otherwise distributing any of its respective products to any class of customers, in any geographic area, during any period of time or in any segment of any market.

    3.6 LITIGATION. Except as listed on SCHEDULE 3.6, there are no claims, actions, suits or proceedings pending or threatened, or any investigation pending or threatened, against Arcada or any of its subsidiaries, or any their properties before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

    3.7 INFORMATION SUPPLIED. None of the information supplied or to be supplied by Arcada or Azzouz for inclusion in the Registration Statement on Form S-4 to be filed with the Securities and Exchange Commission by Seagate in connection with the issuance of Seagate Common Stock in or as a result of the Merger (the "S-4") at the date such information is supplied and at the time of the Stockholders' Meeting (as defined in Section 6.4) contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or will, in the case of the S-4 at the time S-4 becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

    3.8 BROKERS' AND FINDERS' FEES. Azzouz, for himself or on behalf of Arcada, has not incurred or will incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

    3.9 DISCLOSURE. None of the representations or warranties made herein, nor any document, written information, statement, financial statement certificate, schedule or exhibit prepared or furnished by Arcada, its representatives or Azzouz pursuant to this Agreement or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

                                   SECTION 4
                    REPRESENTATIONS AND WARRANTIES OF ARCADA

    Arcada represents and warrants to Seagate that:

    4.1 ORGANIZATION OF ARCADA. Arcada is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of Delaware. Arcada has the corporate power to own its properties and to carry on its business as now being conducted. Arcada is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which it does business. Arcada has delivered and certified a true and correct copy of its Certificate of Incorporation and Bylaws, each as amended to date, to Seagate. Except as set forth on SCHEDULE 3.1, Arcada does not have and has never had any subsidiaries or affiliated companies and does not otherwise own and has never otherwise owned any shares of capital stock or any interest in, or control, directly or indirectly, any other corporation, partnership, association, joint venture or other business entity.

    4.2  ARCADA CAPITAL STRUCTURE.

    (a) The authorized capital stock of Arcada consists of 200,000,000 shares of capital stock, of which 120,000,000 shares are designated Common Stock $.001 par value, 40,000,000 shares are designated Series A Preferred Stock $.001 par value, and 40,000,000 shares are designated Series B Preferred Stock $.001 par value. As of the date of this Agreement, 2,455,049 shares of Arcada Common Stock, 36,000,000 shares of Arcada Series A Preferred Stock and no shares of Arcada Series B Preferred Stock are issued and outstanding. All of such outstanding shares have been duly authorized, validly issued, fully paid and non-assessable. Except as provided in the Arcada Stockholders Agreement, the outstanding shares of Arcada Common Stock are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Arcada, or any agreement to which Arcada is a party or by which it may be bound. There are no voting agreements or voting trusts with respect to any of the outstanding shares of Arcada Common Stock. The outstanding shares of Arcada capital stock are held of record by the persons and in the amounts set forth on SCHEDULE 3.2(A). Except as provided in the Arcada Stockholders Agreement, Conner has, and immediately prior to the Effective Time will have, good and valid title to the shares of Arcada Capital Stock owned by Conner as indicated on SCHEDULE 3.2(A), free and clear of all liens, encumbrances or claims.

    (b) There are 3,035,600 shares of Arcada Common Stock held by Conner that are reserved for issuance under the Conner Arcada Stock Option Plan (the "Conner Arcada Plan"), of which 2,087,500 shares are subject to outstanding options (the "Conner Arcada Options"). Except for Additional Permitted Arcada Options which may be granted after the date hereof, SCHEDULES 3.2(B) AND 4.2(B) set forth for each Arcada Option and each Conner Arcada Option, respectively, the name of the holder of such option, the number of shares of Arcada Common Stock subject to such option, the exercise price of such option and the vesting date for such option. Except (i) for Arcada Options and Conner Arcada Options described in SCHEDULES 3.2(B) AND 4.2(B), respectively, (ii) for the Conner Arcada Stock Option Plan, (iii) for the warrant to purchase up to 2,857,144 shares of Series B Preferred Stock held by Conner and (iv) as otherwise disclosed in Conner's Disclosure Letter to the Seagate/Conner Agreement or the Conner SEC Reports (as defined in the Seagate/Conner Agreement), there are no options, warrants, calls, rights, commitments or agreements of any character, written or oral to which Arcada or Conner is a party or by which it or Conner is bound obligating Arcada or Conner to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of Arcada or obligating Arcada or Conner to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. As a result of the Merger, Conner will be the record and beneficial owner of all outstanding capital stock of Arcada and rights to acquire capital stock of Arcada.

    4.3  AUTHORITY.

    (a) Subject only to the requisite approval of the Merger, this Agreement and the Merger Agreement by Arcada's stockholders, Arcada has all requisite corporate power and authority to enter into this Agreement, the Merger Agreement, the Noncompetition Agreement and to consummate the transactions contemplated hereby and thereby. An affirmative vote of the holders of a majority of the outstanding shares of Arcada Common Stock and the holders of a majority of the outstanding shares of Arcada Preferred Stock is the requisite vote to duly approve the Merger, this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby pursuant to applicable law, Arcada's Certificate of Incorporation and Bylaws. The execution and delivery of this Agreement and the Merger Agreement, the performance by Arcada of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Arcada, subject only to the requisite approval by Arcada's stockholders. Arcada's Board of Directors has (i) unanimously approved the Merger, this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby and (ii) recommended that the stockholders of Arcada approve the Merger, this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Arcada and constitutes, and the Noncompetition Agreement when executed and delivered by Arcada will constitute, the valid and binding obligation of Arcada, enforceable in accordance with their respective terms except as such enforceability may be subject to the laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors rights generally and rules of law governing specific performance, injunctive relief or other equitable remedies.

    (b) Subject only to the approval of the Merger, this Agreement and the Merger Agreement by Arcada's stockholders, the execution and delivery of this Agreement and the Merger Agreement by Arcada does not, and the execution and delivery of the Noncompetition Agreement will not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of (a "Conflict") any material statute, law, rule, regulation, judgment, order, decree, or ordinance applicable to Arcada or any of its respective properties, or result in any breach or default (or an event which with or without notice or lapse of time, or both, would constitute a default) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of a material lien or material encumbrance on any of the properties or assets of Arcada that would have a Material Adverse Effect pursuant to (i) any provision of the Certificate of Incorporation or Bylaws of Arcada or (ii) any material agreement, contract, note, mortgage, indenture, lease, instrument, permit, franchise or license to which Arcada is a party or by which Arcada or any of its properties or assets may be bound or affected.

    (c) No consent, waiver, approval, order or authorization of, or registration or filing with, any Governmental Entity or any third party, including a party to any agreement with Arcada (so as not to trigger any Conflict), is required by or with respect to Arcada in connection with the execution and delivery of this Agreement, the Merger Agreement, the Noncompetition Agreement or the consummation of the transactions contemplated hereby or thereby, except for (i) the filing of the Merger Agreement with the Secretary of State of the State of Delaware, (ii) the distribution of a Proxy Statement relating to the Stockholders' Meeting and the obtaining of the approval of the Merger by Arcada's stockholders, (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and (iv) such consents, waivers, authorizations, filings, approvals, permits and registrations which are set forth on SCHEDULE 3.3.

    4.4 BROKERS' AND FINDERS' FEES. Except as set forth in Section 3.18 of the Seagate/Conner Agreement, Arcada has not incurred or will incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

                                   SECTION 5
                   REPRESENTATIONS AND WARRANTIES OF SEAGATE

    Seagate represents and warrants to Arcada and Azzouz as follows:

    5.1 ORGANIZATION, STANDING AND POWER. Seagate is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Seagate has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified would have a material adverse effect on the ability of Seagate to consummate the transactions contemplated hereby.

    5.2 AUTHORITY. Seagate has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by Seagate of this Agreement, and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Seagate. This Agreement has been duly executed and delivered by Seagate and constitutes the valid and binding obligation of Seagate, enforceable in accordance with its terms, except as such enforceability may be subject to the laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors rights generally and rules of law governing specific performance, injunctive relief or other equitable remedies. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, any material statute, law, rule, regulation, judgment, order, decree, or ordinance applicable to Seagate or any of its properties or assets, or conflict with or result in any breach of or default (with or without notice or lapse of time, or both) under, or give rise to right of termination, cancellation or acceleration of any obligation or loss or to loss of a material benefit under, or result in the creation of a lien or encumbrance on any of the properties or assets of Seagate pursuant to (i) any provision of the Certificate of Incorporation or Bylaws of Seagate or (ii) any material agreement contract, note, mortgage, indenture, lease, instrument, permit, concession, franchise or license to which Seagate is a party or by which Seagate or any other of its properties or assets may be bound or affected other than any such conflicts, violations, defaults, terminations, cancellations or accelerations which would not have a material adverse effect on the ability of Seagate to consummate the transactions contemplated hereby. No consent, approval order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Seagate in connection with the execution and delivery of this Agreement by Seagate or the consummation by Seagate and Merger Sub of the transactions contemplated hereby or by the Merger Agreement, except for (i) the filing of the Merger Agreement with the Secretary of State of the State of Delaware, and (ii) the filing of the S-4 and such other documents with, and the obtaining of such orders from, the SEC and various state securities or "blue sky" authorities, and the making of such reports under the Exchange Act, as one required in connection with the transactions contemplated by this Agreement, orders, authorizations, registrations, declarations and filings as may be required under applicable state and federal securities laws and the laws of any foreign country.

    5.3 SEC DOCUMENTS: SEAGATE FINANCIAL STATEMENTS. Seagate has furnished or made available to Arcada a true and complete copy of its Form 10-K for the fiscal year ended June 30, 1995, its Form 10-Q for the quarter ended September 29, 1995 and its proxy statement dated September 21, 1995, (collectively, the "SEC Documents"), which Seagate filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with the SEC. As of their respective filing dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed document with the SEC. The financial statements of Seagate, including the notes thereto, included in the SEC Documents (the "Seagate Financial Statements") comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP consistently applied (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and fairly present the consolidated financial position of Seagate at the dates thereof and of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal, recurring audit adjustments). There has been no change in Seagate accounting principles except as described in the notes to the Seagate Financial Statements. Seagate has no material obligations other than (i) those set forth in the Seagate Financial Statements and (ii) those not required to be set forth in the Seagate Financial Statements under generally accepted accounting principles.

    5.4 INFORMATION SUPPLIED. None of the information supplied by Seagate for inclusion in the Proxy Statement or the S-4 at the time such information is supplied and at the time of the Stockholders' Meeting, contained or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or will, in the case of the S-4, at the time the S-4 becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

    5.5 DISCLOSURE. None of the representations or warranties made herein, nor any document, written information, statement, financial statement certificate, schedule or exhibit prepared or furnished by Seagate or its representatives pursuant to this Agreement or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

    5.6 SEAGATE COMMON STOCK. The shares of Seagate Common Stock, when issued in the Merger in compliance with this Agreement, will be validly issued, fully paid and nonassessable. Such shares will be issued in compliance with applicable state and federal securities laws.

                                   SECTION 6
                                   COVENANTS

    6.1 CONDUCT OF BUSINESS. Arcada shall not issue any additional shares or grant any additional rights to acquire shares of Arcada Capital Stock to any person (other than Conner) from and after the date of this Agreement except as may be expressly permitted under Section 5.2 of the Seagate/ Conner Agreement or with Seagate's prior written consent; PROVIDED, HOWEVER, that notwithstanding clause (C) of the proviso to Section 5.2(c)(iii) (limiting grants of Arcada Options to "employees hired after June 19, 1995"), Arcada may grant Arcada Options otherwise in compliance with such proviso to employees hired after May 21, 1995 who have not previously been granted any stock options.

    6.2 NO ACTION. From and after the date of this Agreement, Azzouz agrees his exercise of any registration right, put right, or any other similar right under the Stockholders and Registration Rights Agreement (the "Arcada Stockholders Agreement") dated as of January 5, 1994 by and among Conner, Arcada and Azzouz shall include an extension for Arcada's compliance with such right until the later of the date provided under the Arcada Stockholders Agreement or sixty (60) days after termination of this Agreement. Furthermore, until the earlier of the Effective Time or the termination of this Agreement pursuant to the provisions of Section 8.1, Azzouz will not directly or indirectly, solicit, conduct discussions with or engage in negotiations with any person other than Seagate or take any other action intended or designed to facilitate the efforts of any person, other than Seagate, relating to the possible acquisition (by any third party other than Seagate or Conner) of Arcada Capital Stock or a material portion of Arcada assets.

    6.3 PREPARATION OF S-4 AND PROXY STATEMENT. As promptly as practicable after the date of this Agreement, Arcada shall provide to Seagate and its counsel for inclusion in the Proxy Statement or S-4 in form and substance satisfactory to Seagate and its counsel, such information concerning Arcada, its operations, capitalization, technology, share ownership and other material as Seagate or its counsel may reasonably request. As promptly as practicable after the date of this Agreement, Seagate shall prepare and file with the SEC the S-4, in which the Proxy Statement will be included. Each of Seagate and Arcada shall use its reasonable efforts to respond to any comments of the SEC, to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to cause the Proxy Statement to be mailed to Arcada stockholders at the earliest practicable time. Each company will notify the other company promptly with the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other governmental officials for amendments or supplements to the S-4, the Proxy Statement or for any additional information and will supply the other company with copies of all correspondence between such company or any of its representatives, on the one hand, and the SEC or its staff or any other government official, on the other hand, with respect to S-4, the Proxy Statement or the Merger. The S-4 and the Proxy Statement shall comply in all material respects with all applicable requirements of law. Whenever any event occurs which should be set forth in an amendment or supplement to the Proxy Statement or the S-4, Seagate or Arcada, as the case may be, shall promptly inform the other company of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of Seagate and Arcada, such amendment or supplement.

    6.4 STOCKHOLDER APPROVAL. Arcada will call a meeting of its stockholders (the "Stockholders' Meeting") to be held as promptly as practicable for the purpose of obtaining the stockholder approval required in connection with the transactions contemplated hereby and by the Merger Agreement and shall use all reasonable efforts to obtain such approval. Arcada shall coordinate and cooperate with Seagate with respect to the timing of the Stockholders' Meeting. Arcada shall not change the date of the Stockholders' Meeting without the prior written consent of Seagate, nor shall Arcada adjourn the Stockholders' Meeting without the prior written consent of Seagate, unless such adjournment is due to the lack of a quorum, in which case the Chairman of the Stockholders' Meeting shall announce at such meeting the time and place of the adjourned meeting.

    6.5 ACCESS TO INFORMATION. Upon reasonable notice, Arcada shall afford Seagate and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (a) all of its properties, books, contracts, commitments and records, and (b) all other information concerning its business, properties and personnel (subject to restrictions imposed by applicable law) as may be reasonably requested, including without limitation access upon reasonable request to employees, customers and vendors for due diligence inquiry. Arcada also agrees to provide to Seagate and its accountants, counsel and other representatives copies of internal financial statements, business plans and projections promptly upon request. Seagate shall respond to reasonable oral and written inquiries from Arcada regarding any event, fact or condition (whether in existence on the date hereof or arising hereafter) that has resulted in, or could reasonably be expected to result in, a Material Adverse Effect (as defined in Section 7.3(c)) with respect to Seagate; provided, however, that Arcada may not make any inquiries with respect to Seagate's storage management software business. No information or knowledge obtained in any investigation pursuant to this Section
6.5 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

    6.6 CONFIDENTIALITY: PUBLIC DISCLOSURE. Each of the parties agrees to keep such information or knowledge obtained in any investigation pursuant to Section 6.5, or pursuant to the negotiation and execution of this Agreement or the effectuation of the transactions contemplated hereby, confidential. Unless otherwise required by law, prior to the Effective Time, no disclosure (whether or not in response to an inquiry) of the subject matter of this Agreement shall be made by any party hereto

(except to Conner) unless approved by Seagate and Arcada prior to release, provided that such approval shall not be unreasonably withheld, subject, in the case of Seagate, to Seagate's obligation to comply with applicable securities laws.

    6.7 EXPENSES. Whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger including, without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses; provided, however, that Arcada will pay (from its own funds and not with any funds provided to Arcada by Seagate or Conner) the reasonable fees and costs of Irell & Manella, special counsel to Arcada for the benefit of the minority stockholders of Arcada, whether or not the Merger or any other transaction is consummated.

    6.8 CONSENTS. Each of Seagate and Arcada shall promptly apply for or otherwise seek, and use its reasonable efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger, and Arcada shall use all reasonable efforts to obtain all consents, waivers and approvals under any of Arcada's agreements, contracts, licenses or leases in order to preserve the benefits thereunder for the Surviving Corporation and otherwise in connection with the Merger. All of such Arcada consents and approvals are set forth in SCHEDULE 3.3

    6.9 REASONABLE EFFORTS. Subject to the terms and conditions provided in this Agreement, each of the parties hereto shall use all reasonable efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby, to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement; provided that Seagate shall not be required to agree to any divestiture by Seagate or Arcada or any of Seagate's subsidiaries or affiliates of shares of capital stock or of any business, assets or property of Seagate or its subsidiaries or affiliates or Arcada or its affiliates, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock; provided, further, that Arcada shall not be required to agree to any divestiture by Arcada of any business, assets or property of Arcada or its subsidiaries, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock, which divestiture or limitation is not subject to consummation of the Seagate/ Conner Merger and this Merger.

    6.10 NOTIFICATION OF CERTAIN MATTERS. Arcada and Azzouz shall give prompt notice to Seagate, and Seagate shall give prompt notice to Arcada and Azzouz, of
(i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which may cause any representation or warranty of Arcada, Azzouz or Seagate, as the case may be, contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (ii) any failure of Arcada, Azzouz or Seagate, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; PROVIDED, HOWEVER, that the delivery of any notice pursuant to this Section 6.10 shall not limit or otherwise affect any remedies available to the party receiving such notice.

    6.11 AFFILIATE AGREEMENTS. SCHEDULE 6.11 sets forth those persons who are, in Arcada's reasonable judgment, "affiliates" of Arcada within the meaning of Rule 145 (each such person an "Affiliate") promulgated under the Securities Act ("Rule 145"). Arcada shall provide Seagate with such information and documents as Seagate shall reasonably request for purposes of reviewing such list. Arcada shall use commercially reasonable efforts to deliver or cause to be delivered to Seagate, concurrently with the execution of this Agreement from each of the Affiliates of Arcada (other than Conner which is not receiving any Seagate Common Stock in the Merger), an executed Affiliate Agreement in the form attached as EXHIBIT B. Seagate and Merger Sub shall be entitled to place appropriate legends on the certificates evidencing any Seagate Common Stock to be received by such Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for Seagate Common Stock, consistent with the terms of such Affiliate Agreements.

    6.12 STANDSTILL. Azzouz agrees not to sell, offer to sell, pledge, hypothecate or otherwise dispose, in the aggregate, (i) more than fifty percent (50%) of the total number of shares of Seagate Common Stock, including shares of Seagate Common Stock subject to options assumed by Seagate pursuant to Section
6.13 below, received by Azzouz (the "Azzouz Shares") prior to the first anniversary of the Effective Time and (ii) more than seventy-five percent (75%) of the Azzouz Shares prior to the second anniversary of the Effective Time. Any sale of Azzouz Shares otherwise permitted under this Section 6.12 shall be subject to compliance with applicable federal and state securities laws.

    6.13  STOCK OPTIONS.

    (a) ASSUMPTION OF STOCK OPTIONS AT THE EFFECTIVE TIME. Subject to Section 6.13(c), each outstanding Arcada Option (including any Additional Permitted Arcada Options) and Conner Arcada Option, whether vested or unvested, shall be assumed by Seagate at the Effective Time of the Merger. Accordingly, each Arcada Option and each Conner Arcada Option shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Arcada Option or Conner Arcada Option (as the case may be), the number, rounded down to the nearest whole integer, of full shares of Seagate Common Stock the holder of such Arcada Option or Conner Arcada Option (as the case may be) would have been entitled to receive pursuant to the Merger had such holder exercised such Arcada Option or Conner Arcada Option (as the case may be) in full, including as to unvested shares, immediately prior to the Effective Time of the Merger at a price per share equal to (y) the aggregate exercise price for the shares of Arcada Common Stock otherwise purchasable pursuant to such Arcada Option or Conner Arcada Option divided by (z) the number of full shares of Seagate Common Stock deemed purchasable pursuant to such Arcada Option or Conner Arcada Option (as the case may be) with such exercise price per share rounded up to the nearest whole cent. The term, vesting schedule, status as an "incentive stock option" under Section 422 of the Code, if applicable, and all other terms and conditions of Arcada Options and Conner Arcada Options will otherwise be unchanged except to the extent necessary to reflect that such Arcada Option or Conner/Arcada Option shall be exercisable for Seagate Common Stock registered pursuant to Section 6.13(b). From and after the the Merger, all Conner Arcada Options and Arcada Options, respectively, shall be options to purchase only Seagate Common Stock on the terms described above and that each of such persons shall have no further rights to acquire Arcada Capital Stock. As soon as practicable after the Effective Time, Seagate shall deliver to each holder of an outstanding Arcada Option or Conner Arcada Option immediately prior to the Effective Time an appropriate notice setting forth such holder's rights pursuant thereto.

    (b) FORM S-8 REGISTRATION. As soon as practicable after the Effective Time, Seagate shall file a registration statement on Form S-8 (or any successor or other appropriate form), or another appropriate form with respect to the shares of Seagate Common Stock subject to such assumed Arcada Options and Conner Arcada Options (the "Assumed Options") and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Assumed Options remain outstanding.

    (c) ASSUMPTION OF STOCK OPTIONS UPON TERMINATION. Notwithstanding Section 6.13(a), if the Seagate Conner Merger has been consummated and this Agreement is subsequently terminated in accordance with Section 8.1, Seagate shall assume all of the then outstanding Conner Arcada Options in accordance with the provisions of Section 6.13(a) as if the date of termination of this Agreement was the Effective Date.

    6.14 TERMINATION OF EMPLOYMENT AGREEMENT AND STOCKHOLDERS AGREEMENT. Seagate (for itself and, subsequent to the Seagate/Conner Merger, on behalf of Conner), Arcada and Azzouz agree that at the Effective Time, each of the Employment Agreement dated as of January 5, 1994, by and between Arcada (formerly Astora Software, Inc.) and Azzouz, and the Arcada Stockholders Agreement shall terminate and be of no further force and effect and there shall be no further rights of any of the parties thereunder, including, without limitation, any rights arising thereunder in connection with any prior breaches thereof. The parties shall take any additional actions and execute or cause to be executed any additional documents necessary to effect such termination.

    6.15 NYSE LISTING. Seagate shall use its reasonable efforts to cause the shares of Seagate Common Stock issuable to the stockholders of Arcada in the Merger to be authorized for listing on the NYSE, upon official notice of issuance.

    6.16  INDEMNIFICATION AND INSURANCE.

    (a) Seagate acknowledges that Azzouz, Finis Conner and P. Jackson Bell have at all times served in their respective capacities as officers and/or members of the Boards of Directors of Arcada and its subsidiaries at the request of Conner and that, accordingly, they are entitled to indemnification pursuant to Article VI of the Bylaws of Conner for expenses and liabilities arising from facts or events which occurred on or before consummation of the Seagate/Conner Merger, including those relating to the Merger or transactions contemplated by this Agreement. Seagate also acknowledges that, to the extent Azzouz continues to serve as a member of the Board of Directors or an officer of any entity controlled by Seagate after the Seagate/Conner Merger or the Merger contemplated hereby, Azzouz will be serving in such capacity at the request of Seagate and that, accordingly, Azzouz will be entitled to indemnification pursuant to
Article VI (including, without limitation, Section 6.8) of the Bylaws of Seagate for expenses and liabilities arising from facts or events which occur on or after the consummation the Seagate/ Conner Merger to the same extent as would any member of the Board of Directors or officer of Seagate.

    (b) The Certificate of Incorporation and Bylaws of the Surviving Corporation shall contain provisions identical with respect to indemnification to those set forth in Article V of the Amended and Restated Certificate of Incorporation of Arcada and Article VI of the Bylaws of Arcada, respectively, which provisions and Article V of the Amended and Restated Certificate of Incorporation of Arcada, shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, agents or employees of Arcada or its subsidiary.

    (c) The directors and officers of Arcada and its subsidiaries at the Effective Time shall be deemed third-party beneficiaries of Section 5.16(c) of the Seagate/Conner Agreement and are intended to be covered thereby.

    6.17 BENEFIT PLANS GENERALLY. Seagate agrees to provide employees of Arcada and its subsidiaries with credit for all service with such companies for purposes of vesting and eligibility under any employee benefit plan, program or arrangement of Seagate or its affiliates.

    6.18  TAX COMPLIANCE AND REPORTING.

    (a) The parties acknowledge that the Arcada Acquisition is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, Seagate shall comply with, and shall cause Conner and the Surviving Corporation to comply with, the reporting requirements set forth in Treasury Regulation Section 1.368-3 applicable to them with respect to the Arcada Acquisition, and none of them shall engage in any transaction inconsistent with the representations and certifications in the forms attached as EXHIBIT E, and none of them shall make any election or take any reporting or other position inconsistent with the treatment of the Arcada Acquisition as a reorganization within the meaning of Section 368(a) of the Code except as required by law.

    (b) In the event that the Merger is not treated as a reorganization within the meaning of Section 368(a) of the Code with respect to any shareholder of Arcada at the time of execution of this

Agreement other than Azzouz or Conner (an "Indemnified Shareholder") pursuant to a determination, as defined in Section 1313(a) of the Code, for any reason other than (i) as a result of the disposition or intention to dispose of Arcada stock prior to the Effective Time or Seagate Common Stock received pursuant to the Merger by one or more Arcada shareholders or (ii) with respect to an Indemnified Shareholder who reports the Merger in a manner inconsistent with a non-taxable reorganization, then Seagate shall indemnify such Indemnified Shareholder so as to put such Indemnified Shareholder in the same economic position such Indemnified Shareholder would be in had the Merger been treated as a reorganization within the meaning of Section 368(a) of the Code. Such indemnification may include, but is not limited to, non-recoverable payments for taxes, interest and penalties, interest-free loans and "gross up" payments to cover the tax consequences of the receipt or deemed receipt of any amounts pursuant to this provision.

                                   SECTION 7
                            CONDITIONS TO THE MERGER

    7.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER. The respective obligations of each party to this Agreement to effect the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

    (a) EFFECTIVENESS OF THE S-4. The S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the S-4 shall have been issued by the SEC and no proceedings for that purpose and no similar proceeding with respect to the Proxy Statement shall have been initiated or threatened by the SEC.

    (b) STOCKHOLDER APPROVAL. This Agreement, the Merger Agreement and the Merger and other transactions contemplated hereby and thereby shall have been approved and adopted by the affirmative vote or consent of the holders of at least a majority of the outstanding Arcada Capital Stock present, in person or by proxy, at the Stockholders Meeting contemplated by Section 6.4, in compliance with applicable law and Arcada's Certificate of incorporation and Bylaws.

    (c) NO INJUNCTIONS OR RESTRAINTS; ILLEGALITY. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by any Governmental Entity, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

    (d)   SEAGATE/CONNER MERGER.    The Seagate/Conner  Merger shall  have  been
consummated.

    (e) HSR ACT. The waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended shall have expired or been terminated.

    7.2 ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF SEAGATE. The obligations of Seagate to consummate and effect the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Seagate:

    (a) REPRESENTATIONS, WARRANTIES AND COVENANTS. The representations and warranties of Arcada and Azzouz set forth in this Agreement shall be true and correct (determined without regard to any materiality qualifiers, including, without limitation, "Material Adverse Effect") (i) as of the date of this Agreement and (ii) as of the Closing Date (provided that, in the case of clauses
(i) and (ii), any such representation and warranty made as of a specific date shall be true and correct as of such specific date), except for such inaccuracies as individually or in the aggregate which would not have a

Material Adverse Effect, and Arcada and Azzouz shall have performed and complied with all covenants, obligations and conditions of this Agreement required to be performed and complied with by each of them as of the Closing Date. Seagate shall have been provided with a certificate dated as of the Closing Date executed by Azzouz on behalf of himself and Arcada to such effect.

    (b) NO DISSENTERS. Holders of no more than two percent (2%) of the outstanding Arcada Capital Stock shall have exercised, nor shall they continue to have the right to exercise, appraisal rights with respect to the transactions contemplated by this Agreement.

    (c) AMENDMENT OF CONNER/ARCADA PLAN. The "Amendment to Conner Peripherals, Inc./Arcada Holdings, Inc. Stock Option Plan and Related Agreement" in the form set forth on Exhibit C shall have been executed by the persons on Schedule 4.2(b).

    (d) NONCOMPETITION AGREEMENT. The Noncompetition Agreement substantially in the form attached as EXHIBIT D (the "Noncompetition Agreement") shall have been executed and delivered by each of Azzouz, Arcada and Seagate. Seagate acknowledges and agrees that the Noncompetition Agreement is an incidental part of the Arcada Acquisition and that none of the consideration to be paid by Seagate is separately allocable to the Noncompetition Agreement.

    (e) NO MATERIAL ADVERSE EFFECT. There shall have been no Material Adverse Effect from the date of this Agreement through the Closing Date, and Seagate shall have received a certificate signed by Arcada and Azzouz to such effect on the Closing Date.

    7.3    ADDITIONAL  CONDITIONS TO  OBLIGATIONS  OF  ARCADA AND  AZZOUZ.   The
obligations of Arcada and Azzouz to consummate and effect the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Arcada and Azzouz:

    (a) REPRESENTATIONS, WARRANTIES AND COVENANTS. The representations and warranties of Seagate in this Agreement shall be true and correct in all material respects on and as of the date of this Agreement and as of the Closing Date as though such representations and warranties were made on and as of such time and Seagate shall have performed and complied with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Closing Date. Arcada shall have been provided with a certificate dated as of the Closing Date and executed on behalf of Seagate by an executive officer of Seagate to such effect.

    (b) TAX OPINION. Arcada and Azzouz shall have received a written opinion from Irell & Manella in form and substance reasonably satisfactory to them to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code with respect to the Seagate Common Stock to be received by holders of Arcada Common Stock in the Merger. In rendering such opinion, counsel may rely upon representations and certifications of Seagate and Merger Sub and Arcada substantially in the forms attached as EXHIBIT E.

    (c) NO MATERIAL ADVERSE EFFECT. There shall have been no material adverse effect with respect to Seagate from the date of this Agreement through the Closing Date, and Arcada and Azzouz shall have received a certificate signed by Seagate to such effect on the Closing Date. When used in connection with Seagate, the term "Material Adverse Effect" means any change, event or effect that is materially adverse to the business, assets, liabilities, prospects or financial condition of Seagate and its subsidiaries taken as a whole; PROVIDED, HOWEVER, that a "Material Adverse Effect" shall not include any adverse effect on the revenues or gross margins of Seagate (or the direct consequences thereof) following the date of this Agreement which are attributable to (i) a delay of, reduction in or cancellation or the change in the terms of product orders by customers of Seagate or (ii) an increase in the price of, a delay of, reduction in or cancellation of or change in terms with respect to products or components supplied by vendors of Seagate, which in either case are attributable to the announcement of the transactions contemplated by this Agreement or the Seagate/Conner Agreement.

    (d)   NYSE  LISTING.   The shares  of Seagate  Common Stock  issuable to the
stockholders of Arcada in the Merger shall have been authorized for listing on the NYSE upon official notice of issuance.

    (e)    CONNER/ARCADA  LETTER  AGREEMENT.   Conner  shall  have  executed and
delivered to Arcada a letter agreement substantially in the form attached hereto as EXHIBIT F.

                                   SECTION 8
                       TERMINATION, AMENDMENT AND WAIVER

    8.1 TERMINATION. This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval of the Merger by the stockholders of Arcada:

    (a) by mutual written consent of Arcada, Azzouz and Seagate;

    (b) automatically if the Seagate/Conner Agreement shall have been terminated prior to consummation of the Seagate/Conner Merger;

    (c) by Arcada or Azzouz if the Merger shall not have been consummated by the end of the forty-fifth (45th) day following consummation of the Seagate/Conner Merger; PROVIDED, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to if any action or failure to act by Arcada or Azzouz has been the cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

    (d) by Arcada, Azzouz or Seagate if there shall be a final nonappealable order of a federal or state court in effect preventing consummation of the Merger; or there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger by any Governmental Entity which would make the consummation of the Merger illegal;

    (e) by Seagate if there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger by any Governmental Entity, which would: (i) prohibit Seagate's or Arcada's ownership or operation of all or a material portion of the business of Arcada or (ii) compel Seagate or Arcada to dispose of or hold separate all or a material portion of the business or assets of Arcada or Seagate as a result of the Merger (provided, however, that the failure or refusal of Seagate or Arcada to divest themselve of any portion of their respective businesses shall not be deemed a breach of this Agreement);

    (f) by Seagate if it is not in breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Arcada or Azzouz such that the conditions set forth in Section 7.2(a) would not be satisfied; or

    (g) by Arcada or Azzouz if they are not in breach of their obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Seagate such that the conditions set forth in Section 7.3(a) would not be satisfied.

    For   purposes  of  this   Agreement,  a  party  alleging   a  breach  of  a
representation, warranty or covenant or the failure of a condition shall have the burden of proof with respect to such alleged breach or failure.

    8.2 EFFECT OF TERMINATION. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Seagate (including any of its subsidiaries), Arcada or Azzouz, or their respective officers, directors or stockholders (including Conner), or Conner's directors and officers, including, without limitation, for any breaches of this Agreement prior to its termination (termination being each party's sole and exclusive remedy for a breach of this Agreement except in the case of fraud) or for any termination of this Agreement following termination of the Seagate/Conner Agreement, and provided further that the provisions of Sections 6.6 (confidentiality), 6.7 (expenses), 6.13(c) (Assumption of Stock Options Upon Termination), 8 (termination, amendment and waiver) and 9 (miscellaneous) of this Agreement shall remain in full force and effect and survive any termination of this Agreement.

    8.3 AMENDMENT. This Agreement may be amended by the parties hereto at any time prior to the Closing by execution of an instrument in writing signed on behalf of each of the parties hereto, provided however that no amendment shall be made which by law requires the further approval of the stockholders of Arcada without obtaining such approval.

    8.4 EXTENSION: WAIVER. At any time prior to the Effective Time, Seagate and Merger Sub, on the one hand, and Arcada and Azzouz, on the other, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other party hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

    8.5  NOTICE OF TERMINATION.  Any termination of this Agreement under Section
8.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto.

                                   SECTION 9
                                 MISCELLANEOUS

    9.1 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        (a) if to Seagate, to:
           Seagate Technology, Inc.
           920 Disc Drive
           Scotts Valley, CA 96067-0360
           Attention: Donald L. Waite
           Executive Vice President of Administration and Chief Financial Officer with a copy to:
           Wilson, Sonsini Goodrich & Rosati, P.C.
           650 Page Mill Road
           Palo Alto, California 94304-1050
           Attention: Larry W. Sonsini Esq.
           Facsimile No.: (415) 493-6811

        (b) if to Arcada, to:
           Arcada Holdings, Inc.
           708 Fiero Commerce Park 4-10
           San Luis Obispo, CA 93401
           Attention: Kevin Azzouz
           Facsimile No.: (805) 782-4397
    with a copy to:
    Irell & Manella
           333 South Hope Street
           Suite 3300
           Los Angeles, CA 90071
           Attention: Edmund M. Kaufman, Esq.
           Fax: (213) 229-0553
           and
           Conner Peripherals, Inc.
           3081 Zanker Road
           San Jose, CA 95134
           Attention: Thomas F. Mulvaney, Esq.
           Facsimile No.: (408) 456-3841

        (c) if to Azzouz, to:
           Kevin H. Azzouz
           2176 Alaqua Drive
           Longwood, Florida 32779
           Fax: (407) 333-8064

    9.2 INTERPRETATION. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

    9.3 COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

    9.4 ENTIRE AGREEMENT: ASSIGNMENT. This Agreement, the Schedules and Exhibits hereto and the documents and instruments and other agreements among the parties hereto referenced herein: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof (including without limitation the Letter of Intent (except paragraph 8 thereof)); (b) are not intended to confer upon any other person any rights or remedies hereunder; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided. This Agreement is binding upon and will inure to the benefit of the parties hereto and their respective successors and permitted assigns.

    9.5 SEVERABILITY. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

    9.6 NONSURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. All representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall be deemed to be conditions to the Merger and shall not survive the Merger, except for the agreements contained in Sections 6.7 (expenses), 6.12 (standstill), 6.13 (options), 6.14 (termination of employment and stockholders agreement), 6.16 (indemnification and insurance), 6.17 (benefit plans), 6.18 (tax reporting) and 9.9 (further assurances), each of which shall survive the Merger.

    9.7 OTHER REMEDIES. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

    9.8 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

    9.9 FURTHER ASSURANCES. Each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurances as may be reasonably requested by any other party to evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.

    9.10 ABSENCE OF THIRD PART BENEFICIARY RIGHTS. No provision of this Agreement is intended, nor will be interpreted, to provide to create any third party beneficiary rights or any other rights of any kind in any client, customer, affiliate, stockholder, employee, partner of any party hereto or any other person or entity; PROVIDED, HOWEVER, that (i) the holders of Arcada
Options and Conner Arcada Options are intended beneficiaries of the covenants and agreements contained in Sections 6.13 ("Stock Options") and 9.6 ("Nonsurvival of Representations, Warranties and Covenants"), (ii) Finis Conner and P. Jackson Bell are intended beneficiaries of the covenants and agreements contained in Section 6.16 ("Indemnification and Insurance"), (iii) the shareholders of Arcada at the time of execution of this Agreement other than Azzouz and Conner are intended beneficiaries of the covenants and agreements contained in Section 6.18(b) (Tax Compliance and Reporting); and (iv) Conner and its officers and directors are intended beneficiaries of Sections 8.2 ("Effect of Termination") and 9.6 ("Nonsurvival of Representations, Warranties and Covenants").

    9.11 MUTUAL DRAFTING. This Agreement is the collective product of the parties hereto, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of each of the parties, and shall not be construed for or against any party hereto.

    9.12 FURTHER REPRESENTATIONS. Each party to this Agreement acknowledges and represents that it has been represented by its own legal counsel in connection with the transactions contemplated by this Agreement with the opportunity to seek advice as to its legal rights from such counsel. Each party further represents that it is being independently advised as to the tax consequences of the transactions contemplated by this Agreement and is not relying on any representation or statements made by the other party as to such tax consequences.

                         [NEXT PAGE IS SIGNATURE PAGE]

               SIGNATURE PAGE TO ARCADA REORGANIZATION AGREEMENT

    IN WITNESS WHEREOF, Seagate, Arcada and Azzouz have entered into this Agreement as of the date first written above.

ARCADA HOLDINGS, INC.                                   SEAGATE TECHNOLOGY, INC.

By           /s/ KEVIN H. AZZOUZ                        By           /s/ STEPHEN J. LUCZO
         -----------------------------------------               -----------------------------------------

Name           Kevin H. Azzouz                          Name           Stephen J. Luczo
            --------------------------------------                  --------------------------------------

Title          Authorized Signatory                     Title        Executive Vice-President
          ----------------------------------------                ----------------------------------------

                                                        /s/ KEVIN H. AZZOUZ
                                                           --------------------------------------------
                                                                         KEVIN H. AZZOUZ

                                                                      APPENDIX B

                              AGREEMENT OF MERGER

    THIS  AGREEMENT OF MERGER (the "Merger  Agreement") is made and entered into
as of                                , by and between  [merger sub], a  Delaware
corporation ("Merger Sub"), and Arcada Holdings, Inc., a Delaware corporation ("Arcada" or the "Surviving Corporation"; Merger Sub and Arcada are sometimes referred to herein as the "Constituent Corporations"). Capitalized terms used but not defined herein shall have the meanings as set forth in that certain Agreement and Plan of Reorganization (the "Reorganization Agreement") dated as of December 21, 1995, by and among Seagate Technology, Inc., a Delaware corporation ("Seagate"), Arcada and Kevin H. Azzouz ("Azzouz"). Merger Sub is a wholly-owned subsidiary of Seagate.

                                    RECITALS

    A. The respective Boards of Directors of Merger Sub and Arcada have deemed it advisable and in the best interests of their respective corporations and stockholders that Arcada be acquired by Seagate through the Merger (as defined below) in the manner contemplated herein and have duly approved the Reorganization Agreement and this Merger Agreement.

    B.   The sole  stockholder  of Merger  Sub has  voted  for adoption  of  the
Reorganization Agreement and this Merger Agreement. A majority of the outstanding stockholders of Arcada entitled to vote thereon have voted for approval and adoption of the Reorganization Agreement and this Merger Agreement.

    NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements contained herein, Merger Sub and Arcada agree as follows:

                                   ARTICLE I
                                   THE MERGER

    1.1  MERGER OF MERGER SUB WITH AND INTO ARCADA.

        (a)  AGREEMENT TO ACQUIRE ARCADA.   Subject to the terms of this  Merger
    Agreement and the Reorganization Agreement, Arcada shall be acquired by Seagate through a merger (the "Merger") of Merger Sub with and into Arcada.

        (b) EFFECTIVE TIME OF THE MERGER. The Merger shall become effective upon the filing of this Merger Agreement, together with any required officers' certificates of each Constituent Corporation with the Secretary of State of the State of Delaware pursuant to Section 251 of the Delaware General Corporation Law (the "Delaware Law"). The time of such filing is referred to as the "Effective Time."

        (c) SURVIVING CORPORATION. At the Effective Time, Merger Sub shall be merged with and into Arcada and the separate corporate existence of Merger Sub shall thereupon cease. Arcada shall be the Surviving Corporation in the Merger and all the property, rights, privileges, powers and franchises of Arcada and Merger Sub immediately prior to the Merger shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of Arcada and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

    1.2  EFFECT OF THE MERGER, ADDITIONAL ACTIONS.

        (a) EFFECTS. The Merger shall have the effects set forth in Section 259 of Delaware Law.

        (b) ADDITIONAL ACTIONS. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable (i) to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either Constituent Corporation acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or (ii) to otherwise carry out the purposes of this Merger Agreement, each Constituent Corporation and its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, bills of sale, assignments and assurances and to take and do all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets of the Surviving Corporation and otherwise to carry out the purposes of this Merger Agreement, and the officers and directors of the Surviving Corporation are fully authorized in the name of each Constituent Corporation or otherwise to take any and all such actions.

                                   ARTICLE II
                          THE CONSTITUENT CORPORATIONS

    2.1 ORGANIZATION OF ARCADA. Arcada was incorporated under the laws of the State of Delaware on November 10, 1993. Arcada is authorized to issue an aggregate of 200,000,000 shares of stock, $.001 par value (the "Arcada Capital Stock"), of which 120,000,000 shares are Common Stock, $.001 par value (the "Arcada Common Stock") and 80,000,000 shares are Preferred Stock, $.001 par value, of which 40,000,000 shares have been designated as Series A Preferred Stock, $.001 par value (the "Arcada Series A Preferred"), and 40,000,000 shares have been designated as Series B Preferred Stock, $.001 par value (the "Arcada Series B Preferred"). As of December 21, 1995, 2,455,049 shares of Arcada Common Stock were outstanding, 36,000,000 shares of Arcada Series A Preferred Stock were outstanding, and 0 shares of Arcada Series B Preferred were outstanding.

    2.2  ORGANIZATION OF MERGER SUB.  Merger Sub was incorporated under the laws
of the State of  Delaware on            . Merger Sub is  authorized to issue  an
aggregate  of 3,000 shares of Common Stock,  $0.01 par value per share, of which
100 shares are outstanding as of         .

                                  ARTICLE III
                    CERTIFICATE OF INCORPORATION, BYLAWS AND
              CORPORATE ORGANIZATION OF THE SURVIVING CORPORATION

    3.1 CERTIFICATE OF INCORPORATION OF THE SURVIVING CORPORATION. The Certificate of Incorporation of Arcada, as amended and in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation unless and until amended as provided by law and such Certificate of Incorporation.

    3.2 BYLAWS OF THE SURVIVING CORPORATION. The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation unless and until altered, amended or repealed as provided by applicable law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

    3.3 DIRECTORS OF THE SURVIVING CORPORATION. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office from the Effective Time until their respective successors shall have been duly elected or appointed or their resignation or removal in the manner provided in the Certificate of Incorporation and Bylaws of the Surviving Corporation, as the same may be amended from time to time, or as otherwise provided by law.

    3.4   OFFICERS  OF THE  SURVIVING CORPORATION.   The officers  of Merger Sub
immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation.

                                   ARTICLE IV
                EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
               CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

    4.1 EFFECT ON CAPITAL STOCK. As of the Effective Time, subject and pursuant to the terms of this Merger Agreement and the Reorganization Agreement, by virtue of the Merger and without any action on the part of Constituent Corporations or the holders of any shares of the capital stock of the Constituent Corporations:

    (a) CAPITAL STOCK OF MERGER SUB. Each issued and outstanding share of capital stock of Merger Sub shall continue to be issued and outstanding and shall be converted into one share of validly issued, fully paid and non-assessable Common Stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

    (b) CANCELLATION OF CERTAIN SHARES OF ARCADA CAPITAL STOCK. All shares of Arcada Capital Stock that are owned directly or indirectly by Arcada shall be canceled and no stock of Seagate or other consideration shall be delivered in exchange therefor.

    (c) CAPITAL STOCK HELD BY CONNER PERIPHERALS, INC., A DELAWARE CORPORATION ("CONNER"). All shares of Arcada Capital Stock that are owned directly or indirectly by Conner (including rights to acquire such shares but excluding the 3,035,600 shares of Arcada Capital Stock that are reserved for issuance upon exercise of the Conner Arcada Options (as defined in Section 4.2(b) of the Reorganization Agreement)) shall continue to be issued and outstanding shares of Arcada Capital Stock and shall not be affected by the Merger.

    (d)   CONVERSION OF  CAPITAL STOCK OF  ARCADA.  Subject  to Sections 4.1(e),
(f), (g) and (h) below, each issued and outstanding share of Arcada Common Stock, Arcada Series A Preferred Stock, and Arcada Series B Preferred Stock (other than shares to be canceled pursuant to Section 4.1(b) above and shares to remain outstanding pursuant to Section 4.1(c) above), that are issued and outstanding immediately prior to the Effective Time shall automatically be canceled and extinguished and converted, without any action on the part of the holder thereof, into the right to receive 0.1545 shares of Seagate Common Stock, $.01 par value (the "Seagate Common Stock"), which shares will be held by Merger Sub at or prior to the Effective Time. All such shares of Arcada Capital Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the shares of Seagate Common Stock to be issued or paid in consideration therefor upon the surrender of such certificate in accordance with Section 4.2 of this Merger Agreement. The ratio pursuant to which each share of Arcada Capital Stock will be exchanged for shares of Seagate Common Stock, determined in accordance with the foregoing provisions, is referred to as the "Exchange Ratio."

    (e) ADJUSTMENT OF EXCHANGE RATIO. If, between the date of the Reorganization Agreement and the Effective Time, the outstanding shares of Seagate Common Stock or Arcada Capital Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, split-up, stock dividend or stock combination, then the Exchange Ratio shall be correspondingly adjusted.

    (f) DISSENTERS' RIGHTS. Any shares of Arcada Capital Stock held by a holder who has properly exercised dissenters' rights for such shares in accordance with Delaware Law and who, as of the Effective Time, has not effectively withdrawn or lost such dissenters' rights ("Dissenting Shares") shall not be converted into Seagate Common Stock but shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to Delaware Law. Arcada shall give Seagate prompt notice of any demand received by Arcada to require Arcada to purchase shares of Arcada Capital Stock, and Seagate shall have the right to participate in all negotiations and proceedings with respect to such demand. Arcada agrees that, except with the prior written consent of Seagate, it will not voluntarily make any payment with respect to, or settle or offer to settle, any such purchase demand. Each holder of Dissenting Shares (a "Dissenting Stockholder") who, pursuant to the provisions of Delaware Law, becomes entitled to payment of the value of shares of Arcada Capital Stock shall receive payment therefor (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions) provided that all funds used to make such payment shall be paid solely by Arcada and neither Seagate nor Conner shall have the obligation to provide funds to Arcada for such payment. In the event of legal obligation, after the Effective Time, to deliver shares of Seagate Common Stock to any holder of shares of Arcada Capital Stock who shall have failed to make an effective purchase demand or shall have lost its status as a Dissenting Stockholder, Seagate has agreed to issue and deliver, upon surrender by such Dissenting Stockholder of such holder's certificate or certificates representing shares of Arcada Capital Stock, the shares of Seagate Common Stock to which such Dissenting Stockholder is then entitled under this Section 4.1 and this Merger Agreement.

    (g) FRACTIONAL SHARES. No fractional shares of Seagate Common Stock shall be issued, but in lieu thereof each holder of shares of Arcada Capital Stock who would otherwise be entitled to receive a fraction of a share of Seagate Common Stock shall receive an amount of cash equal to the per share market value of Seagate Common Stock (based on the last sales price of Seagate Common Stock as reported on the New York Stock Exchange, Inc. (the "NYSE") on the Effective
Date) multiplied by the fraction of a share of Seagate Common Stock to which such holder would otherwise be entitled. The fractional share interests of each stockholder of Arcada shall be aggregated, so that no Arcada stockholder shall receive cash in an amount greater than the value of one full share of Seagate Common Stock.

    (h) MAXIMUM MERGER CONSIDERATION. The maximum consideration to be paid by Seagate through Merger Sub (including Seagate Common Stock to be reserved for issuance upon exercise of Arcada Options and Conner Arcada Options assumed by Seagate pursuant to Section 6.13 of the Reorganization Agreement but excluding cash payments in lieu of fractional shares pursuant to Section 4.1(g) above) pursuant to the Merger shall be equal to (i) 2,192,441 shares of Seagate Common Stock PLUS (ii) a number of shares of Seagate Common Stock equal to the product of (A) the Exchange Ratio TIMES (B) the number of shares of Arcada Common Stock subject to Additional Permitted Arcada Options (as defined below). In the event that immediately prior to the Closing the outstanding shares of Arcada Capital Stock not held by Conner, including shares subject to Arcada Options (as defined in Section 3.2(b) of the Reorganization Agreement) and Conner Arcada Options (as defined in Section 4.2(b) of the Reorganization Agreement) is greater than the sum of (y) 14,190,555 PLUS (z) the number of shares subject to Additional Permitted Arcada Options, the Exchange Ratio shall be proportionately decreased. No adjustment shall be made in the aggregate consideration to be paid in the Merger as a result of any cash proceeds received by Arcada from the date of this Agreement to the Closing Date pursuant to the exercise of currently outstanding options to acquire Arcada Common Stock. Notwithstanding the foregoing, no adjustment shall be made in the Exchange Ratio for increases in the number of shares subject to Conner Arcada Options unless there has been a breach of the representation made by Azzouz in the second sentence of Section 3.2(b) of the Reorganization Agreement. For purposes of this Agreement, "Additional Permitted Arcada Options" means additional options issued under the Arcada Plan (as defined in Section 3.2(b) of the Reorganization Agreement) between October 3, 1995 and the Effective Time in accordance with Section 5.2(c) of the Agreement and Plan of Reorganization dated as of October 3, 1995 among Seagate, Conner and Athena Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Seagate, (of which options to purchase 199,800 shares were issued on November 21, 1995) or with the consent of Seagate.

        (i) STOCK OPTIONS. All the outstanding Arcada Options (including any Additional Permitted Arcada Options) and Conner Arcada Options shall be assumed by Seagate in accordance with Section 6.13 of the Reorganization Agreement.

    4.2  EXCHANGE OF CERTIFICATES.

        (a)   EXCHANGE  AGENT.   Prior  to  the Effective  Time,  Seagate  shall
    designate a bank or trust company, reasonably acceptable to Arcada, to act as exchange agent (the "Exchange Agent") in the Merger.

        (b) SEAGATE TO PROVIDE COMMON STOCK. Promptly after the Effective Time, Merger Sub shall deliver to the Exchange Agent in accordance with this
    Section 4.2, the shares of Seagate Common Stock issuable pursuant to Section
    4.1 of this Merger Agreement in exchange for outstanding shares of capital stock of Arcada, and cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 4.1(g) of this Merger Agreement.

        (c) EXCHANGE PROCEDURES. As soon as practicable after the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Arcada Common Stock (the "Certificates") whose shares are being converted into Seagate Common Stock pursuant to Section 4.1 of this Merger Agreement, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Seagate may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for Seagate Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Seagate, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the number of shares of Seagate Common Stock to which the holder of Arcada Common Stock is entitled pursuant to Section 4.1. The Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Arcada Common Stock which is not registered on the transfer records of Arcada, the appropriate number of shares of Seagate Common Stock may be delivered to a transferee if the Certificate representing such capital stock of Arcada is presented to the Exchange Agent and accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 4.2, each Certificate shall be deemed at any time after the Effective Time to represent the right to receive upon such surrender the number of shares of Seagate Common Stock as provided by this Section 4 and the provisions of Delaware Law.

        (d) NO FURTHER OWNERSHIP RIGHTS IN CAPITAL STOCK OF ARCADA. All Seagate Common Stock delivered upon the surrender for exchange of shares of Arcada Common Stock in accordance with the terms hereof shall be deemed to have been delivered in full satisfaction of all rights pertaining to such shares of Arcada Common Stock, and following the Effective Time, the Certificates shall have no further rights to, or ownership in, shares of capital stock of Arcada. There shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Arcada Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 4.

        (e) LOST, STOLEN OR DESTROYED CERTIFICATES. In the event any certificates evidencing shares of Arcada Common Stock shall have been lost, stolen or destroyed, the Exchange Agent shall make payment in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Seagate Common Stock and cash for fractional shares, if any, as may be required pursuant to Section 4.1(g) of this Merger Agreement; provided, however, that Seagate may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Seagate or the Exchange Agent with respect to the certificates alleged to have been lost, stolen or destroyed.

        (f)  NO  LIABILITY.  Notwithstanding  anything to the  contrary in  this
    Section 5.2, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to a holder of shares of Arcada Common Stock for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

        (g) DISSENTING SHARES. Dissenting Shares that lose their status as such shall also be subject to the provisions of this Section 4.2 as of the date of loss of such status.

                                   ARTICLE V
                                  TERMINATION

    5.1 TERMINATION BY MUTUAL AGREEMENT. Notwithstanding the approval of this Merger Agreement by the stockholders of Arcada and Merger Sub, this Merger Agreement may be terminated at any time prior to the Effective Time by the mutual agreement of the Boards of Directors of Arcada and Merger Sub.

    5.2 TERMINATION OF REORGANIZATION AGREEMENT. Notwithstanding the approval of this Merger Agreement by the stockholders of Arcada and Merger Sub, this Merger Agreement shall terminate forthwith in the event that the Reorganization Agreement shall be terminated as therein provided.

    5.3 EFFECTS OF TERMINATION. In the event of the termination of this Merger Agreement, this Merger Agreement shall forthwith become void and there shall be no liability on the part of Merger Sub or Arcada or their respective officers or directors, except to the extent otherwise provided in the Reorganization Agreement.

                                   ARTICLE VI
                               GENERAL PROVISIONS

    6.1 AMENDMENT. This Merger Agreement may be amended prior to the Effective Time by the parties hereto, by any action taken by their respective Boards of Directors, at any time before or after approval of the Merger by the stockholders of Arcada and Merger Sub but, after any such approval, no amendment shall be made which by law requires the further approval of the stockholders of Arcada or Merger Sub without obtaining such further approval. This Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

    6.2  COUNTERPARTS.   This Merger Agreement  may be executed  in one or  more
counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

    6.3   GOVERNING  LAW.   This  Merger  Agreement  shall be  governed  in  all
respects, including validity, interpretation and effect, by the laws of the State of Delaware.

    IN WITNESS WHEREOF, the parties have duly executed this Merger Agreement as of the date first above written.

                                          ARCADA HOLDINGS, INC.,
                                          a Delaware corporation

                                          By
                                          --------------------------------------

                                          Its
                                          --------------------------------------

                                          [merger sub],
                                          a Delaware corporation

                                          By
                                          --------------------------------------

                                          Its
                                          --------------------------------------

                                                                      APPENDIX C

                  DELAWARE GENERAL CORPORATION LAW SECTION 262

262  APPRAISAL RIGHTS

    (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections
(b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section251, 252, 254, 257, 258, 263 or 264 of this title:

        (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of Section251 of this title.

        (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to SectionSection251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

           a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

           b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

           c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

           d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

        (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2) If the merger or consolidation was approved pursuant to Section228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after this written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at last 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Registrant's Certificate of Incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The Registrant's Bylaws provide that the directors, officers and certain other persons will be indemnified with respect to third-party actions or suits, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant. The Registrant's Bylaws further provide that directors, officers and certain other persons will be indemnified with respect to actions or suits by or in the right of the Registrant, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant; except that no indemnification shall be made in the event that such person shall be adjudged to be liable to the Registrant, unless a court determines that indemnification is fair and reasonable in view of all the circumstances. The Registrant's Bylaws require the Registrant to pay all expenses incurred by a director, officer, employee or agent in defending any proceeding within the scope of the indemnification provisions as such expenses are incurred in advance of its final disposition, subject to repayment if it is ultimately determined that such party was not entitled to indemnity by the Registrant. The Registrant has entered into indemnification agreements with its officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require the Registrant, among other things to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance, if available on reasonable terms. The Registrant believes that these agreements are necessary to attract and retain qualified persons as directors and officers.

    Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of that fact that he or she was a director, officer or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) The following exhibits are filed herewith or incorporated by reference herein:

 EXHIBIT
  NUMBER                                            EXHIBIT TITLE
----------  ----------------------------------------------------------------------------------------------
     2.01   Agreement and Plan of Reorganization by and between the Registrant and Arcada Holdings, Inc.
             dated as of December 21, 1995, and the related Agreement of Merger and (attached as Appendix
             A and Appendix B, respectively, to the Proxy Statement/Prospectus contained in the
             Registration Statement).
     3.01   The Registrant's Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the
             Registrant's Annual Report on Form 10-K filed on August 7, 1995).
     3.02   The Registrant's Bylaws (incorporated by reference to Exhibit 3.2 to the Registrant's Annual
             Report on Form 10-K filed on August 7, 1995).
     4.01   Form of Specimen Certificate for the Registrant's Common Stock.
     5.01   Opinion of Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, regarding the legality of the securities being issued.
     8.01   Form of Opinion to be delivered by Irell & Manella.
    23.01   Consent of Wilson, Sonsini, Goodrich & Rosati, Professional Corporation (included in Exhibit
             5.01).
    23.02   Consent of Ernst & Young LLP with respect to the Registrant's financial statements.
    23.03   Consent of Price Waterhouse LLP with respect to Arcada Holdings, Inc.'s financial statements.
    23.04   Consent of Price Waterhouse LLP with respect to Conner Peripherals, Inc.'s financial statements.
    23.05   Consent of Irell & Manella (included in Exhibit 8.01).
    24.01   Power of Attorney (see page II-5).
    99.01   Form of proxy card to be used in soliciting Arcada Holdings, Inc.'s stockholders for its special meeting.

ITEM 22.  UNDERTAKINGS

    The undersigned Registrant hereby undertakes:

        (1) to file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

        (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (3) to remove from registration  by means of a post-effective  amendment
    any   of  the  securities  being  registered  which  remain  unsold  at  the termination of the offering;

        (4) that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (5) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of the Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

        (6) that every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (7) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request; and

        (8) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scotts Valley, State of California, on the 2nd day of January, 1996.

                                          By ________/s/_ALAN F. SHUGART________
                                                       Alan F. Shugart
                                             PRESIDENT, CHIEF EXECUTIVE OFFICER
                                                  AND CHAIRMAN OF THE BOARD

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alan F. Shugart and Donald L. Waite, jointly and severally, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Registration Statement on Form S-4 and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                   SIGNATURE                                        TITLE                            DATE
------------------------------------------------  ------------------------------------------  -------------------

               /s/ALAN F. SHUGART                 President, Chief Executive Officer and        January 2, 1996
                Alan F. Shugart                    Chairman of the Board of Directors
                                                   (Principal Executive Officer)

               /s/DONALD L. WAITE                 Executive Vice President, Chief               January 2, 1996
                Donald L. Waite                    Administrative Officer and Chief
                                                   Financial Officer (Principal Financial
                                                   and Accounting Officer)

               /s/GARY B. FILLER                  Director                                      January 2, 1996
                 Gary B. Filler

              /s/ROBERT A. KLEIST                 Director                                      January 2, 1996
                Robert A. Kleist

             /s/KENNETH E. HAUGHTON               Director                                      January 2, 1996
              Kenneth E. Haughton

              /s/LAWRENCE PERLMAN                 Director                                      January 2, 1996
                Lawrence Perlman

             /s/THOMAS P. STAFFORD                Director                                      January 2, 1996
               Thomas P. Stafford

             /s/LAUREL L. WILKENING               Director                                      January 2, 1996
              Laurel L. Wilkening